As filed with the Securities and Exchange Commission on August 26, 2020
Registration Nos.

333-238781
811-05563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X

Pre-Effective Amendment No. 1	X

Post-Effective Amendment No.	O

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	X

Amendment No. 506	X

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-3943
(Depository’s Telephone Number, including Area Code)

Brandon J. Cage
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

O immediately upon filing pursuant to paragraph (b) of Rule 485
O on ________ pursuant to paragraph (b) of Rule 485
O 60 days after filing pursuant to paragraph (a)(1) of Rule 485
O on ________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

O This post-effective amendment designates a new date for a previously filed post-effective amendment. Such effective date shall be ________.

Title of securities being registered: interests in the Separate Account under MVP VUL Admiral Flexible Premium Variable Life Insurance Policy.

Filing fee: None

MVP VUL ADMIRAL                                                                                                                                                               PROSPECTUS [     ], 2020

MVP VUL Admiral is a flexible premium variable life insurance policy issued by Pacific Life Insurance Company (“Pacific Life”) through the Pacific Select Exec Separate Account of Pacific Life.

•     Flexible premium means you can vary the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing costs of Policy benefits.

•     Variable means the Policy’s value depends on the performance of the Investment Options you choose.

•     Life insurance means the Policy provides a Death Benefit to the Beneficiary you choose.

This prospectus provides information that you should know before buying a Policy. Please read the prospectus carefully and keep it for future reference.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your Policy, will no longer be sent by mail, unless you specifically request copies of the reports from Pacific Life. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from Pacific Life electronically by accessing the Policy Owner website, My Life Insurance Account at https://Life.MyAccount.PacificLife.com.

You may elect to receive all future reports in paper free of charge. You can inform Pacific Life that you wish to continue receiving paper copies of your shareholder reports by calling us at (800) 347-7787. Your election to receive reports in paper will apply to all portfolio companies available under your Policy.

This Policy has a selection of Investment Options for you to choose from. The Variable Investment Options available under this Policy invest in portfolios of the following Funds:

DFA Investment Dimensions Group Inc.	Pacific Select Fund

Fidelity® Variable Insurance Products Funds	Vanguard Variable Insurance Fund

M Fund, Inc.

You will find a complete list of each Variable Investment Option in the YOUR INVESTMENT OPTIONS section. This Policy also offers the following Fixed Options and Indexed Fixed Options:

FIXED OPTIONS Fixed Account Fixed LT Account	INDEXED FIXED OPTIONS 1 - Year Indexed Account 1 - Year High Cap Plus Indexed Account 1 – Year No Cap Indexed Account

You should be aware that the Securities and Exchange Commission (SEC) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this prospectus. Any representation to the contrary is a criminal offense.

This Policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we are not legally permitted to offer the Policy. The Policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each Fund is described in its prospectus and in its SAI. No one has the right to describe the Policy or any Fund any differently than they have been described in these documents.

A life insurance policy may be appropriate if you are looking to provide a Death Benefit for family members or others or to help meet other long-term financial objectives. Discuss with your life insurance producer whether a variable life insurance policy, optional benefits and underlying Investment Options are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and relevant information. Together you can decide if a variable life insurance policy is right for you.

This material is not intended to be used, nor can it be used by any taxpayer, for the purpose of avoiding U.S. federal, state or local tax penalties. Pacific Life, its distributors and their respective representatives do not provide tax, accounting or legal advice. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

YOUR GUIDE TO THIS PROSPECTUS

Benefits and Risks of Your Policy	3
Fee Tables	8
Terms Used In This Prospectus	14
Policy Basics	20
Issuing the Policy	20
Owners, the Insured, and Beneficiaries	20
Policy Date	21
Your Free Look Right	21
Timing of Payments, Forms and Requests	22
Statements and Reports We Will Send You	24
Telephone and Electronic Transactions	24
Understanding Policy Expenses and Cash Flow	26
Policy Benefits	27
The Death Benefit	27
The Total Face Amount	27
Changing the Face Amount	27
Death Benefit Options	29
Changing Your Death Benefit Option	29
Death Benefit Qualification Test	30
Examples of Death Benefit Calculations	30
When We Pay the Death Benefit	32
Optional Riders and Benefits	32
Things to Keep in Mind	66
How Premiums Work	67
Your Initial Premium	67
Planned Premium Payments	67
Paying Your Premium	67
Deductions From Your Premiums	68
Limits on the Premium Payments You Can Make	69
Allocating Your Premiums	69
Your Policy’s Accumulated Value	70
Calculating Your Policy’s Accumulated Value	70
Additional Credit	71
Policy Charges	71
Monthly Deductions	71
Lapsing and Reinstatement	73
Your Investment Options	75
Variable Investment Options	75
Fixed Options	77
Indexed Fixed Options	79
Transferring Among Investment Options and Market-timing Restrictions	92
Transfer Services	94
Withdrawals, Surrenders and Loans	96
Making Withdrawals	96
Taking Out a Loan	97
Ways to Use Your Policy’s Loan and Withdrawal Features	99
Automated Income Option	102
Overloan Protection 3 Rider	102
Surrendering Your Policy	102
General Information About Your Policy	104
Variable Life Insurance and Your Taxes	106
About Pacific Life	110
Appendix A: State Law Variations	115

Where To Go For More Information	back cover

BENEFITS AND RISKS OF YOUR POLICY

This overview tells you some key things you should know about your Policy. It is designed as a summary only – please read the entire prospectus and your Policy for more detailed information, or contact us or your life insurance producer for additional information about your Policy. This prospectus provides a description of the material rights and obligations under your Policy.  Your Policy (including any Riders and/or endorsements) represents the contractual agreement between you and us.

An outbreak of a respiratory disease caused by a novel coronavirus designated as COVID-19 has spread internationally and has been declared a global pandemic. The duration of the pandemic and any future effects of COVID-19 are unknown. Please visit https://www.pacificlife.com/home/pacific-life-update.html for our commitment to you, our financial strength, and our community support during this challenging time.

The Policy is offered for sale in all jurisdictions where we are authorized to do business and where the Policy is approved by the appropriate insurance department or regulatory authorities. Individual Policy features may not be available in all states or may vary by state. The state in which your Policy is issued governs whether or not certain features, Riders, charges and fees are allowed in your Policy. Any significant variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your Policy (or provided by separate endorsement) and you can find a description of all material state variations in Appendix A in this prospectus. You can find other information about state specific features in your Policy.

Pacific Life is a variable life insurance policy provider. It is not a fiduciary and therefore does not give advice or make recommendations regarding insurance or investment products.

Benefits of your Policy

Flexibility

The Policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

•     choose the timing, amount and frequency of premium payments

•     change the Death Benefit Option

•     increase or decrease the Policy’s Total Face Amount

•     change the Beneficiary

•     change your investment selections.

Death Benefit

The Death Benefit will always be the greater of the Death Benefit under the Option you choose or the Minimum Death Benefit. The Minimum Death Benefit is no lower than the death benefit that we must pay to ensure that your Policy qualifies as life insurance.

You may choose one of three Death Benefit Options:

•     Option A – your Death Benefit will be the Total Face Amount of your Policy.

•     Option B – your Death Benefit will be the Total Face Amount of your Policy plus its Accumulated Value.

•     Option C – your Death Benefit will be the Total Face Amount of your Policy plus the total premiums you have paid minus any withdrawals or distributions that reduce your Accumulated Value. However, the Death Benefit will never exceed the Option C Death Benefit Limit shown in the Policy Specifications.

You may choose between two Death Benefit Qualification Tests which are used to determine the Minimum Death Benefit:

•     Cash Value Accumulation Test – generally does not limit the amount of premiums you can pay into your Policy.

•     Guideline Premium Test – limits the amount of premiums you can pay on your Policy, and the Minimum Death Benefit will generally be smaller than under the Cash Value Accumulation Test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired Death Benefit. We may limit premium payments to prevent your policy from being classified as a Modified Endowment Contract.

Accumulated Value

Accumulated Value is the value of your Policy on any Business Day. It is not guaranteed – it depends on the performance of the Investment Options you have chosen, the timing and amount of premium payments you have made, Policy charges, and how much you have borrowed or withdrawn from the Policy.

You can access your Accumulated Value in several ways:

•     Withdrawals – you can withdraw part of your Policy’s Accumulated Value.

•     Standard Loans – you can take out a Standard Loan from us using your Policy’s Accumulated Value as security.

•     Surrender – you can surrender or cash in your Policy for its Net Cash Surrender Value while an Insured is alive.

In addition, starting in Policy Year 3, if you have Accumulated Value allocated to designated Indexed Accounts (called Designated Accounts for Alternate Loan purposes), you can take out an Alternate Loan, and the money backing the loan will remain invested in the Designated Account(s).

Investment Options

You can choose to allocate your Net Premiums and Accumulated Value among a selection of Variable Investment Options, each of which invests in a corresponding portfolio of various underlying Funds. The Policy also offers two Fixed Options, both of which provide a guaranteed minimum rate of interest. You may also invest in the Indexed Fixed Options and may call us at (800) 347-7787 or contact your life insurance producer for current rates (Participation Rate, Growth Cap, Indexed Threshold Rate, Segment Adjustment Factor as applicable) prior to investment.

You can transfer among the Fixed and Variable Investment Options during the life of your Policy without paying any current income tax. There is currently no charge for transfers. If you allocate your Net Premiums or Accumulated Value to the Indexed Fixed Options, you will not be able to transfer that Indexed Accumulated Value until the end of a Segment Term. At Segment Maturity you may only reallocate Segment Value to a new Segment or to the Fixed Options. A Segment is the portion of your Accumulated Value in an Indexed Fixed Option. We create a Segment when Accumulated Value is transferred from the Fixed Account to an Indexed Fixed Option.

Tax Benefits

Your Beneficiary generally will not have to pay federal income tax on the portion of any Death Benefit Proceeds that are payable as a lump sum at death. You will also generally not be taxed on any or all of your Policy’s Accumulated Value unless you receive a cash distribution. Some Riders and settlement options may affect how the Death Benefit Proceeds are paid. See POLICY BENEFITS-Optional Riders and Benefits for more information.

Risks of your Policy

Long-term Financial Planning

This Policy is designed to provide a Death Benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your Policy for short-term needs. Taking a withdrawal or surrendering your Policy may incur charges. See the FEE TABLES and your Policy for charges assessed when withdrawing from or surrendering your Policy.

Please discuss your insurance needs and financial objectives with your life insurance producer.

Premium Payments

Federal tax law puts limits on the premium payments you can make in relation to your Policy’s Death Benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your Policy and return it to you under certain circumstances, for example, if the amount of premium you paid would result in your Policy no longer qualifying as life insurance or becoming a Modified Endowment Contract under the Tax Code.

Lapse

Your Policy remains In Force as long as you have sufficient Net Accumulated Value to cover your Policy’s monthly deductions of Policy charges. Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse – which means you will no longer have any insurance Coverage. There are costs associated with reinstating a lapsed Policy.

There is no guarantee that your Policy will not lapse even if you pay your planned premium. You should consider a periodic review of your coverage with your life insurance producer.

Before your Policy lapses, there is a Grace Period. The Grace Period gives you 61 days to pay enough additional premium to keep your Policy In Force and to prevent your Policy from lapsing. The 61 day period begins on the date we send notice that your Policy’s Accumulated Value less any Total Policy Debt is not enough to pay the total monthly charge.

Investment Performance

Each Variable Investment Option invests in a corresponding portfolio of an underlying Fund, as detailed in YOUR INVESTMENT OPTIONS – Variable Investment Options. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any Variable Investment Option you choose.

See each Fund’s prospectus for more information on the underlying portfolios and their individual risks.

The value of the Segments in each of the Indexed Fixed Options is based on the way we credit interest to a Segment. We add interest using Segment Indexed Interest which, in part, is based on any positive change in an external index. There is no guarantee that Segment Indexed Interest will be greater than zero but it will never be negative. See YOUR INVESTMENT OPTIONS – Indexed Fixed Options for more information.

Withdrawals and Loans

Making a withdrawal or taking out a loan may:

•     change your Policy’s tax status

•     reduce your Policy’s Total Face Amount

•     reduce your Policy’s Death Benefit

•     reduce the Death Benefit Proceeds paid to your Beneficiary

•     make your Policy more susceptible to lapsing

•     limit your access to the Policy’s Accumulated Value

Be sure to plan carefully before using these Policy benefits.

Your Policy’s withdrawal feature is not available until your first Policy Anniversary.

Standard Loans are not available until after the Free Look Transfer Date, unless it’s part of a 1035 exchange where the existing policy loan is carried over to the new policy. Alternate Loans are not available until Policy Year 3. See POLICY BENEFITS – Optional Riders and Benefits – Alternate Loan Rider 2.

General Account

Unlike the assets in our Separate Account, the assets in our General Account are subject to liabilities arising from any of our other business. Our ability to pay General Account guarantees, including the Death Benefit, is backed by our financial strength and claims paying ability. We may be unable to meet our obligations with regard to the General Account guarantees.

Tax Consequences of Withdrawals, Surrenders and Loans

You may be subject to income tax if you take any withdrawals or surrender the Policy, or if your Policy lapses and you have not repaid any outstanding Total Policy Debt.

If your Policy becomes a Modified Endowment Contract (MEC), distributions you receive beginning on the date the Policy becomes a MEC may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in VARIABLE LIFE INSURANCE AND YOUR TAXES.

Indexed Interest Crediting Risk

The 1-Year Indexed Account, the 1-Year High Cap Plus Indexed Account, and the 1-Year No Cap Indexed Account have a guaranteed interest crediting rate of 0% (the Segment Guaranteed Interest). We also credit interest (the Segment Indexed Interest), if any, at Segment Maturity to Accumulated Value in the Indexed Fixed Options that is based in part on any positive change in the Index, excluding dividends, and subject to a Participation Rate, Growth Cap, Indexed Threshold Rate, and/or Segment Adjustment Factor, as applicable, which limit the amount that will be credited for a one-year period even if the change in the Index is higher. If there is a negative change in the Index (excluding dividends) at Segment Maturity, there will be no negative adjustment based on the performance of the Index. If the underlying Index remains level or declines over a prolonged period of time and we have not credited Segment Indexed Interest, you may need to increase your premium payments to prevent the Policy from lapsing.

Monthly Indexed Fixed Option Charges are based on the Accumulated Value in the 1-Year High Cap Plus Indexed Account and are deducted as part of the Policy’s Monthly Deductions. Deductions in excess of the Fixed Account Value and the Variable Account Value will be deducted on a proportionate basis based on the value of all Segments in all Indexed Accounts. Notwithstanding the 0% Segment Guaranteed Interest, the Indexed Account Value may be reduced as a result of Monthly Deductions when deductions are in excess of the Fixed Account Value and Variable Account Value.

Risks that We May Eliminate or Substitute the Index

There is no guarantee that the Index described in this prospectus will be available during the entire time you own your Policy. If the Index is discontinued or we are unable to utilize it, we may substitute a successor index of our choosing. If we do so, the performance of the new index would differ from the Index. This, in turn, may affect the Segment Indexed Interest you earn.

Risk that We May No Longer Offer the Indexed Fixed Options

There is no guarantee that we will offer the Indexed Accounts during the entire time you own your Policy. We may discontinue offering one (or more) of the Indexed Accounts at any time. If we discontinue an Indexed Account, you may transfer Indexed Accumulated Value to any other Investment Options consistent with your Policy’s investment and transfer restrictions at Segment Maturity. If you do not do so, your Indexed Accumulated Value will be reallocated to the Fixed Account.

No Ownership Rights

An allocation to the Indexed Fixed Options is not equivalent to investing in the underlying stocks comprising the Index. You will have no ownership rights in the underlying stocks comprising the Index, such as voting rights, dividend payments, or other distributions. Also, we are not affiliated with the Index or the underlying stocks comprising the Index. Consequently, the Index and the issuers of the underlying stocks comprising the Index have no involvement with the Policy.

No Additional Allocations to an Existing Indexed Account Segment

You may not make any additional allocations into an existing Segment of an Indexed Account once the Segment has been created. Any additional allocations to an Indexed Account will create a new Segment with its own Segment Term.

Deductions From an Existing Indexed Account Segment

Over a Segment Term, deductions from an existing Indexed Account Segment may be taken for Monthly Deductions, withdrawals, and Standard Policy Loans. Deductions from an Indexed Account Segment are not made until any Fixed Account Value and Variable Account Value have been reduced to zero. Any deductions from the Indexed Accounts will be taken on a proportionate basis based on the Value of all Segments in all Indexed Accounts.

Segment Maturity

At the end of a Segment Term, the Segment Value is either reallocated to a new Indexed Account Segment, or to the Fixed Options. Before the end of a Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for the current rates (Participation Rate, Growth Cap, Indexed Threshold Rate, Segment Adjustment Factor as applicable) that may apply to a new Segment. You can find Segment dates, current Segment activity, and additional information for all open, and recently matured Segments on your quarterly and annual Policy statements. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Investment Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program.

Change in Growth Cap

We determine the Growth Cap under certain Indexed Accounts. The Growth Cap sets the maximum index interest that can be credited, based on the performance of the Index, at the end of a Segment, before any Segment Adjustment Factor is applied. We may increase or decrease the Growth Cap for the 1-Year Indexed Account, but it will never be less than the minimum of 2%. We may increase or decrease the Growth Cap for the 1-Year High Cap Plus Indexed Account, but it will never be less than 15%.  Once a Segment is created, the Growth Cap for that segment cannot be changed. You may contact us or ask your life insurance producer for information on the current Growth Caps for the 1-Year Indexed Account and the 1-Year High Cap Plus Indexed Account. The 1-Year No Cap Indexed Account does not have a Growth Cap.

Change in Indexed Threshold Rate

We determine the Indexed Threshold Rate under the 1-Year No Cap Indexed Account. The Indexed Threshold Rate is the rate by which Index performance is reduced before any interest is credited at the end of a Segment, and before any Segment Adjustment Factor is applied. We may increase or decrease the Indexed Threshold Rate, but it will never be more than 10%. Once a Segment is created, the Indexed Threshold Rate cannot be changed. You may contact us or ask your life insurance producer for information on the current Indexed Threshold Rate for the 1-Year No Cap Indexed Account. The 1-Year Indexed Account and the 1-Year High Cap Plus Indexed Account do not have an Indexed Threshold Rate.

Change in Participation Rate

We determine the Participation Rate under each of the Indexed Fixed Options.  The Participation Rate determines what percentage of the positive increase in the Index will be used to calculate the Segment Indexed Interest Rate, before any Segment Adjustment Factor is applied. We may increase or decrease the Participation Rate but it will never be lower than 100% for the 1-Year Indexed Account, 100% for the 1-Year High Cap Plus Indexed Account, or 20% for the 1-Year No Cap Indexed Account. Once a Segment is created, the Participation Rate cannot be changed. You may contact us or ask your life insurance producer for information on the current Participation Rates for the Indexed Fixed Options.

Change in Segment Adjustment Factor

We determine the Segment Adjustment Factor under each of the Indexed Fixed Options. The Segment Adjustment Factor is applied after the Participation Rate and the Growth Cap or Indexed Threshold, as applicable, are applied. The Segment Adjustment Factor can increase or decrease the amount credited at the end of a Segment. For the 1-Year High Cap Plus Indexed Account, we may increase or decrease the Segment Adjustment Factor, but it will never be less than 0.60. For the 1-Year Indexed Account and the 1-Year No Cap Indexed Account, we may increase or decrease the Segment Adjustment Factor, but it will never be less than 1.0. Once a Segment is created, the Segment Adjustment Factor cannot be changed. You may contact us or ask your life insurance producer for information on the current Segment Adjustment Factor under each of the Indexed Fixed Options.

Costs of Managing Segment Indexed Interest

We manage our obligation to credit Segment Indexed Interest in part by purchasing call options on the Index and by prospectively adjusting the Participation Rate, Segment Adjustment Factor, and/or Growth Cap (or Indexed Threshold Rate for the 1-Year No Cap Indexed Account) on Segment Start Dates to reflect changes in the costs of purchasing such call options (the price of call options varies with market conditions).

In certain cases, we may reduce the Growth Cap, reduce the Participation Rate, reduce the Segment Adjustment Factor, or increase the Indexed Threshold Rate for a future Segment. If we do so, the amount of the Segment Indexed Interest which you may otherwise have received would be reduced. We will not reduce the Growth Cap below 2% for the 1-Year Indexed Account or 15% for the 1-Year High Cap Plus Indexed Account. We will not reduce the Participation Rate below 100% for the1-Year Indexed Account, below 100% for the 1-Year High Cap Plus Indexed Account, or below 20% for the 1-Year No Cap Indexed Account.  We will not reduce the Segment Adjustment Factor below 1.0 for the 1-Year Indexed Account, below 1.0 for the 1-Year No Cap Indexed Account, or below 0.60 for the 1-Year High Cap Plus Indexed Account.  In addition, we will not increase the Indexed Threshold Rate above 10% for the 1-Year No Cap Indexed Account.

Risk that We May Defer Payment of Proceeds

We may defer surrenders, withdrawals, loans, and transfers from the Fixed or Indexed Fixed Options for up to six months.

Restrictions on Transfers to other Investment Options

Amounts allocated to Segments of the Indexed Fixed Options may not be transferred to any other Investment Option until the end of the Segment Term.

Effect of Deductions on Indexed Interest

Segment Indexed Interest is credited at the end of a Segment Term. Amounts deducted from the Indexed Accounts will receive a proportionate Segment Indexed Interest credit, at the end of the Segment Term. The interest credit is based on the average of all Segment monthly balances during the Segment Term. See INDEXED FIXED OPTIONS – Segment Value Changes for an example of how interest is credited when a deduction is made during a Segment Term.

Surrendering Your Policy

If you surrender your Policy, no Indexed Interest will be credited to any Segments that have not yet reached their Segment Maturity.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. Please read the entire prospectus, your Policy and the SAI for more detailed information regarding these fees and expenses.

Table 1 describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, or transfer Accumulated Value between Investment Options.

TABLE 1 – Transaction Fees
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Maximum basic premium load	Upon receipt of premium	6.90% of basic premium
Maximum surplus premium load	Upon receipt of premium that exceeds the Premium band amount	20.00% of surplus premium
Maximum internal premium load	Upon receipt of a replacement or conversion of a policy you have with us	6.90% of internal premium
Minimum and Maximum surrender charge[1] Charge for a representative Insured	Upon full surrender of the Policy, a Surrender Charge applies for 10 years from Basic Coverage Issue.[2]

$1.57–$57.22 per $1,000 of Basic Face Amount plus at issue Annual Renewable Term Rider Face Amount

Charge is $11.66 per $1,000 of Basic Face Amount at end of Policy Year 1 for a male standard non-smoker who is Age 45 at Policy issue, and the Policy is issued with Guideline Premium Test and Death Benefit Option A

ADMINISTRATIVE AND UNDERWRITING SERVICE FEES
Withdrawal charge[3]	Upon partial withdrawal of Accumulated Value	$25 per withdrawal
Transfer fees[3]	Upon transfer of Accumulated Value between Investment Options	$25 per transfer in excess of 12 per Policy Year
Illustration request[3]	Upon request of Policy illustration in excess of 1 per year	$25
Annual Renewable Term Rider Unscheduled Face Amount increase [3]	Upon effective date of requested Face Amount increase	$100
Increasing an optional Rider[3]	Upon approval of specific request	$100

1      The surrender charge is based on the Age and Risk Class of the Insured, as well as the Death Benefit Option you choose. The surrender charge reduces to $0 after 10 years from the effective date of each Coverage Layer. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your life insurance producer for information on this charge for your Policy. The surrender charge for your Policy will be stated in the Policy Specifications.

2      While there is no surrender charge on Annual Renewable Term Rider Coverage, the at-issue Annual Renewable Term Rider Coverage layer Face Amount is used in the calculation of the initial surrender charge.  Each Basic Face Amount increase will have a corresponding Surrender Charge related to the amount of the increase and will be apply for 10 years from Coverage Layer issue. Annual Renewable Term Rider Face Amount increases will not have a corresponding Surrender Charge.

3      We currently do not impose this charge.

Table 2 describes the fees and expenses that you will pay periodically during the time you own the Policy, not including portfolio fees and expenses. The charges include those for individuals in a nonstandard risk category, if applicable.

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk
Minimum and Maximum current charge		$0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]

Current charge during Policy Year 1 is $0.08 per

$1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]

Administrative charge[1]
Maximum charge	Monthly Payment Date	$10.00
Asset charge[1] Maximum Guaranteed and Current Charge	Monthly Payment Date	Maximum guaranteed charge is 0.36% annually (0.03% monthly) of unloaned Accumulated Value Current charge is 0.15% annually (0.0125% monthly) of unloaned Accumulated Value
Indexed Fixed Option charge[1] Maximum guaranteed and current charge	Monthly Payment Date

Maximum guaranteed charge is 3% annually (0.25% monthly) of Accumulated Value allocated to the 1-Year High Cap Plus Indexed Account)

Current charge is 3% annually (0.25% monthly) of Accumulated Value allocated to the 1-Year High Cap Plus Indexed Account)

Coverage charge[1,4,10]
Minimum and maximum Guaranteed Charge	Monthly Payment Date, beginning on effective date of each Basic Life Coverage Layer	$24.50 per Policy[9] plus $0.12–$11.62 per $1,000 of Basic Life Coverage Layer
Minimum and maximum Current Charge		$24.50 per Policy[9] plus $0.00–$5.10 per $1,000 of Basic Life Coverage Layer, multiplied by a Coverage Charge Factor of 0% to 100%
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $24.50 per Policy[9] plus $0.88 per $1,000 of Basic Life Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3.

Current charge during Policy Year 1 is $24.50 per Policy[9] plus $0.77 per $1,000 of Basic Life Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue, with Death Benefit Option A3.

Standard Loan interest charge
Maximum guaranteed and current charge	Policy Anniversary	2.25% of Policy’s Standard Loan Account balance annually[5]
Alternate Loan Rider 2 Interest charge
Maximum guaranteed charge	Policy Anniversary	Maximum guaranteed rate is 7.50% (0.625% monthly) of the Alternate Loan Value balance annually[6]

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
OPTIONAL RIDERS AND BENEFITS[7]
RIDERS PROVIDING FACE AMOUNT COVERAGE ON THE INSURED:
Annual Renewable Term Rider
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk
Minimum and Maximum current charges		$0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]
Current charge during Policy Year 1 is $0.08 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]
Coverage charge[1,4,10]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.13–$12.20 per $1,000 of Rider Coverage Layer
Minimum and Maximum current charge		$0.00-$1.45 per $1,000 of Rider Coverage Layer
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $0.93 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue[3]

Current charge during Policy Year 1 is $0.09 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3

Flexible Duration No-Lapse Guarantee Rider
No-Lapse Monthly Charge Deduction	Monthly Payment Date
Minimum and Maximum guaranteed charge		$0.01–$0.33 per $1,000 of Net Amount At Risk
Minimum and Maximum current charges		$0.01–$0.33 per $1,000 of Net Amount At Risk
Charge for a representative Insured		Maximum guaranteed and current charge is $0.03 per $1,000 of Net Amount At Risk at the end of Policy Year 1 for a male standard non-smoker who is Age 45 at Policy issue[3]
Scheduled Annual Renewable Term Rider
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge Minimum and Maximum current charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk $0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]

Current charge during Policy Year 1 is $0.03 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Coverage charge[1,4] Minimum and Maximum guaranteed charge Minimum and Maximum current charges Charge for a representative Insured

$0.13–$12.20 per $1,000 of Rider Coverage Layer

The current Coverage charge for this Rider is $0.

Maximum guaranteed charge during Policy Year 1 is $0.93 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3

RIDERS THAT PROVIDE ADDITIONAL CASH VALUE PROTECTION:
Overloan Protection 3 Rider
Minimum and Maximum guaranteed charge	At exercise of benefit	1.12%–4.52% of Accumulated Value on date of exercise[8]
Charge for a representative Insured		Maximum guaranteed charge for a male standard non-smoker who exercises the Rider at Age 85 is 2.97% of Accumulated Value on date of exercise[3]
Short-Term No-Lapse Guarantee Rider
Minimum and Maximum guaranteed charge	Not applicable	$0.00
RIDERS THAT PROVIDE ADDITIONAL BENEFITS:
Alternate Loan Rider 2
There is no current or guaranteed charge on this Rider	Not applicable	$0.00
Annual Renewable Term Rider– Additional Insured
Minimum and Maximum guaranteed Charge Minimum and Maximum current charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Rider Face Amount $0.01–$83.34 per $1,000 of Rider Face Amount
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.12 per $1,000 of Rider Face Amount for a female standard non-smoker who is Age 45 at Policy issue[3]
Current charge during Policy Year 1 is $0.03 per $1,000 of Rider Face Amount for a female standard non-smoker who is Age 45 at Policy issue[3]
Conversion Rider
There is no current or guaranteed charge on this Rider.	Not applicable	There is no charge deducted - the guaranteed maximum charge is $0.
Minimum Indexed Benefit Rider
There is no current or guaranteed charge on this Rider	Not applicable	There is no charge deducted – the guaranteed maximum charge is $0
Premier LTC Rider
Minimum and Maximum guaranteed charge Minimum and Maximum current charge	Monthly Payment Date	$0.02 - $1.87 per $1,000 of LTC Net Amount at Risk $0.01 - $1.15 per $1,000 of LTC Net Amount at Risk
Charge for a representative Insured

Maximum guaranteed charge is $0.20 per $1,000 of LTC NAR for a male, who is Age 45 at Policy Issue[3]

Current charge is $0.07 per $1,000 of LTC NAR for a single male, who is Age 45 at Policy Issue with a 2.0% benefit[3]

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Premier Living Benefits Rider 2
Minimum and Maximum guaranteed charge (Not available for Policy’s issued in California; Not available for Policy’s issued with the Terminal Illness Rider)	At Rider exercise

There is no additional charge for this Rider. However, upon receiving a benefit payment there will be a reduction in Death Benefit and Policy values. See POLICY BENEFITS–Optional Riders and Benefits–Premier Living Benefits Rider 2

Premier Living Benefits Rider
Minimum and Maximum guaranteed charge (Only available for Policy’s issued in California)	At Rider exercise

There is no additional charge for this Rider. However, upon receiving a benefit payment there will be a reduction in Death Benefit and Policy values. See POLICY BENEFITS–Optional Riders and Benefits–Premier Living Benefits Rider

Terminal Illness Rider
Minimum and Maximum guaranteed charge (Not available for Policy’s issued with the Premier Living Benefits Rider 2)	At Rider exercise

There is no additional charge for this Rider. However, upon receiving a benefit payment there will be a reduction in Death Benefit and Policy values. See POLICY BENEFITS–Optional Riders and Benefits–Terminal Illness Rider

1      The guaranteed charge is reduced to zero on and after your Policy’s Monthly Deduction End Date. The current charge is reduced to zero after 10 years from the effective date of each Coverage Layer.

2      Cost of insurance rates apply uniformly to all members of the same Class and vary based on Age, sex, and Risk Class of the Insured. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy Specifications will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from your life insurance producer or us. Also, before you purchase the Policy, you may request personalized illustrations of your future benefits under the Policy based upon the Insured’s Risk Class, the Death Benefit Option, Face Amount, planned premiums, and any Riders requested. Cost of insurance rates for your Policy will be stated in the Policy Specifications and calculated using the Net Amount At Risk.

3      Charges shown for the representative insured may not be typical of the charges you will pay.

4      The Coverage charge rate is based on the Age, sex, and Risk Class of the Insured on the Policy Date or date Rider is effective. It also varies with the Death Benefit Option you choose. Each Coverage Layer will have a corresponding Coverage charge related to the amount of the increase, based on the Age and Risk Class of the Insured at the time of the increase. Ask your life insurance producer for information regarding this charge for your Policy. The Coverage charge for your Policy will be stated in the Policy Specifications.

5      In addition to the loan interest charge, the Standard Loan Account Value that is used to secure Standard Policy Debt will be credited interest at a minimum of 2.00%. Interest on the Standard Loan Account and Standard Policy Debt accrues daily and any loan interest that has accrued is due on each Policy Anniversary. Any unpaid interest on each Policy Anniversary will be added to the Standard Loan Account. On each Policy Anniversary, we transfer the excess of the Standard Policy Debt over Standard Loan Account Value from the Investment Options to the Standard Loan Account. If the Standard Loan Account Value is greater than Standard Policy Debt, then such excess is transferred from the Standard Loan Account to the Variable Options or the Fixed Account on a proportionate basis according to your most recent allocation instructions.

6 There is no credited interest on the Alternate Loan Value balance (the amount used to secure the alternate loan); the amount to secure the loan remains in eligible Indexed Accounts (also called Designated Accounts).

7      Riders are described under POLICY BENEFITS – Optional Riders and Benefits. Rider charges are based on the Age and Risk Class of the person insured under the Rider on the effective date of the Rider. Ask your life insurance producer for information on optional Rider charges for your Policy. The charges for any optional benefit Riders you add to your Policy will be stated in the Policy Specifications.

8 The charge to exercise the Overloan Protection 3 Rider is shown as a table in your Policy Specifications. The charge varies by the Insured’s sex, Risk Class and Age at the time the Rider is exercised. For more information on this Rider, see WITHDRAWALS, SURRENDERS AND LOANS – Overloan Protection 3 Rider.

9      This charge applies to the initial Basic Life Coverage Layer only.

10  A decrease in Face Amount will not decrease its Coverage charge because the Coverage charge is based on the Coverage Layer at issue and the charge is used to recover the expense of issuing the insurance coverage.

Total annual Fund operating expenses

This table shows the minimum and maximum total annual operating expenses paid by the portfolios that you pay indirectly during the time you own the Policy. This table shows the range (minimum and maximum) of fees and expenses (including management fees, shareholder servicing or distribution (12b-1) fees, and other expenses) charged by any of the portfolios, expressed as an annual percentage of average daily net assets. The amounts are based on expenses paid in the year ended December 31, 2019, adjusted to reflect anticipated changes in fees and expenses, or, for new portfolios, are based on estimates for the current fiscal year.

Each Variable Account of the Separate Account purchases shares of the corresponding Fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These fees and expenses are described in each Fund’s prospectus.

	Minimum	Maximum
Range of total annual portfolio operating expenses before any waivers or expense reimbursements	0.08%	1.10%

	Minimum	Maximum
Range of total annual portfolio operating expenses after waivers or expense reimbursements	0.08%	1.10%

To help limit Fund expenses, Fund advisers have contractually agreed to reduce investment advisory fees or otherwise reimburse certain portfolios of their respective Funds which may reduce the portfolio’s expenses. The range of expenses in the first row above does not include the effect of any waiver and/or expense reimbursement arrangement. The range of expenses in the second row includes the effect of waiver and/or expense reimbursement arrangements that will remain in effect. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. See each Fund’s prospectus for complete information regarding operating expenses of that Fund and any waivers in effect for each particular Fund.

Some Investment Options available to you are “fund of funds”. A fund of funds portfolio is a fund that invests in other funds in addition to other investments that the portfolio may make. Some funds of funds may have fees higher than other available Investment Options. The fees for the funds of funds Investment Options available under your Policy are in the range of total portfolio operating expenses disclosed above. For more information on these portfolios, please see the prospectuses for the Funds.

TERMS USED IN THIS PROSPECTUS

In this prospectus, you or your mean the policyholder or Owner. Pacific Life, we, us or our refer to Pacific Life Insurance Company. Fund, or, collectively, the Funds, refer to one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy. Policy means a MVP VUL Admiral variable life insurance policy, unless we state otherwise.

We have tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We have identified some of these below.

If you have any questions, please ask your life insurance producer or call us at (800) 347-7787.

1 – Year High Cap Plus Indexed Account – an account that is part of our General Account.  We credit interest on the indexed account, in part, based on any positive change in an Index. This account offers a guaranteed participation rate of 100%, a 15% guaranteed minimum growth cap, and a 0% guaranteed interest rate. This account is called “1 Year Indexed Account 6” in your Policy.

1 – Year Indexed Account – an account that is part of our General Account.  We credit interest on the indexed account, in part, based on any positive change in an Index. This account offers a guaranteed participation rate of 100%, a 2% guaranteed minimum growth cap, and a 0% guaranteed interest rate. This account is called “1 Year Indexed Account” in your Policy.

1 – Year No Cap Indexed Account – an account that is part of our General Account.  We credit interest on the indexed account, in part, based on any positive change in an Index. This account offers a guaranteed participation rate of 20%, has no growth cap but is subject to a threshold rate (guaranteed to be no more than 10%) that reduces the index growth rate added, and a 0% guaranteed interest rate. This account is called “1-Year Indexed Account 4” in your Policy.

(See INDEXED FIXED OPTIONS in this prospectus for a summary table of the differences between the various Indexed Accounts.)

Accounts – consist of the Fixed Accounts, the Variable Accounts, the Indexed Accounts, and the Standard Loan Account, each of which may be referred to as an Account.

Account Additions – will increase the Fixed Account Value, Variable Account Value, and/or the Indexed Account Value based on your allocation instructions, except Additional Credits attributed to the Fixed Options will be added proportionately to the Fixed Options and Additional Credits attributed to the Variable Options will be added proportionately to the Variable Options.

Account Deductions – treated as a proportionate deduction from the Fixed and Variable Account Value until each have been reduced to zero.  Any remaining deductions will be deducted proportionately from each Segment Value across all segments in the Indexed Accounts. In lieu of the above, we make available other ways to make deductions from the Fixed Options, Variable Investment Options, or Indexed Accounts. Call us for any available deduction options.

Accumulated Value – the total amount of your Policy’s Variable Account Value, Fixed Account Value, Indexed Account Value and the Standard Loan Account Value, on any Business Day.

Additional Credit – at our discretion, on a non-guaranteed basis, we may credit the Accumulated Value with an additional amount.  The additional amount, if any, will be credited no less frequently than annually as an Account Addition. Once credited, the additional amount is nonforfeitable except indirectly due to any Surrender Charge.

Age – the Insured’s age on his/her birthday nearest the Policy Date. We add one year to this Age on each Policy Anniversary.

Alternate Loan – a loan (available through the Alternate Loan Rider 2) that is secured by the Designated Account Value (the loan amount secured remains in designated Indexed Accounts). The Amount you may borrow is determined, in part, by how much of your Accumulated Value is allocated to the designated Indexed Accounts.

Alternate Loan Value – the sum of the value of all Alternate Loans taken minus any Alternate Loan repayments.

Alternate Policy Debt – the amount necessary to repay any Alternate Loan in full. It is equal to the Alternate Loan Value plus any accrued Alternate Loan Interest Charged.

Basic Face Amount – is the sum of the Face Amounts of all Basic Life Coverage Layers on the Insured. The Face Amount of the initial Basic Life Coverage is shown in the Policy Specifications.

Basic Life Coverage – is insurance Coverage on the Insured provided by this Policy as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. Certain Riders may provide life insurance Coverage, but such amounts are not included in the Basic Life Coverage.

Basic Life Coverage Layer – is a layer of insurance coverage on the Insured. There may be one or more Basic Life Coverage Layers created at issue. In addition, each increase in Basic Face Amount will create a new Basic Life Coverage Layer.  Each Basic Life

Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges. Initial amounts will be shown in the Policy Specifications and any additional coverage layers added after issue will be show in the Supplemental Schedule of Coverage.

Beneficiary – the person, people, entity or entities you name to receive the Death Benefit Proceeds.

Business Day – any day that the New York Stock Exchange and our Life Insurance Division are open. It usually ends at 4:00 p.m. Eastern time. A Business Day is called a valuation day in your Policy.

Cash Surrender Value – the Policy’s Accumulated Value less any surrender charge.

Cash Value Accumulation Test – one of two Death Benefit Qualification Tests available under the Policy, and defined in Section 7702(b) of the Tax Code.

Class – is used in determining Policy charges, interest credited, features of the Indexed Accounts, and depends on a number of factors, including but not limited to the Death Benefit, Basic Face Amount and Face Amount, Coverage Layer, Policy Date, Policy duration, premiums paid, source of premium, Policy ownership structure, underwriting type, the Age and Risk Class of the Insured(s), requested or scheduled additions or increases of Coverage Layers, and the presence of optional Riders and benefits.

Closing Value – the value of the Index as of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time. If no closing value is published for a given day, we will use the closing value for the next day for which closing value is published.

Code or Tax Code – is the U.S. Internal Revenue Code of 1986, as amended.

Coverage – insurance coverage on the Insured as provided by the Policy or other attached Riders.

Coverage Layer – is insurance coverage on the Insured provided by this Policy or insurance Coverage on the Insured under an optional Rider. Generally, increases in the Basic Face Amount under the Policy or additional life insurance coverage added by a Rider are referred to as a “Coverage Layer”.

Coverage Layer Date – is the effective date of a particular Coverage Layer and is the date used to determine Coverage Layer months, years and anniversaries. The Coverage Layer Date for the initial Coverage Layer is the Policy Date as shown in the Policy Specifications.

Cutoff Date – 4:00 p.m. Eastern time, two Business Days before the Segment Start Date.

Death Benefit – the amount which is payable on the date of the Insured’s death.

Death Benefit Proceeds – the amount which is payable to the Beneficiary on the date of the Insured’s death, adjusted as provided in the Policy.

Death Benefit Qualification Test – either the Cash Value Accumulation Test or the Guideline Premium Test. This test determines what the lowest Minimum Death Benefit should be in relation to a Policy’s Accumulated Value. Each test available under the Policy is defined in Section 7702 of the Tax Code.

Designated Account – an Indexed Account that we have classified as a Designated Account for the purposes of securing an Alternate Loan. We may add or remove Designated Accounts, at our discretion. See Changes to Designated Accounts below for additional information.

Designated Account Value – the sum of the Segment Values for all Segments in each Designated Account.

Designated Amount – the amount you instruct us to allocate to an Indexed Fixed Option. We will only transfer the Designated Amount (or such lesser amount if Policy charges have been deducted, or if you have taken a withdrawal or Standard Loan) to an Indexed Fixed Option on a Segment Start Date. Any interest earned on the Designated Amount while it is allocated to the Fixed Account will not be transferred to an Indexed Fixed Option on a Segment Start Date.

Evidence of Insurability – is information, including medical information, satisfactory to us that is used to determine insurability and the Insured’s Risk Class, subject to our approval and issue limits.

Face Amount – the amount of insurance Coverage on the Insured provided by the Policy Coverage or Rider Coverage, as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. The Face Amount is subject to increase or decrease as provided elsewhere in the Policy.

Fixed Account – an account that is part of our General Account to which all or a portion of Net Premium payments may be allocated for accumulation at a fixed rate of interest declared by us. This account may earn a lower declared interest rate and has more flexible allocation rules than the Fixed LT Account.

Fixed Account Value – the total amount of your Policy’s value allocated to the Fixed Accounts.

Fixed LT Account – an account that is part of our General Account to which all or a portion of Net Premium payments may be allocated for accumulation at a fixed rate of interest declared by us. This account may earn a higher declared interest rate but has stricter allocation rules than the Fixed Account.

Fixed Options – Investment Options that are part of our General Account and that consist of one or more Fixed Accounts available under this Policy. The Fixed Accounts available as of the Policy Date are the Fixed Account and the Fixed LT Account. Net Premiums and Accumulated Value under the Policy may be allocated to one or more Fixed Accounts.

Free Look Right – your right to cancel (or refuse) your Policy and return it for a refund.

Free Look Transfer Date – the day we transfer Accumulated Value from the Fidelity® VIP Government Money Market Variable Account to the Investment Options you chose.

Fund –DFA Investment Dimensions Group Inc., Fidelity® Variable Insurance Products Funds, M Fund, Inc., Pacific Select Fund, and The Vanguard Group, Inc.

General Account – includes all of our assets, except for those held in the Separate Account, or any of our other separate accounts.

Grace Period – a 61-day period, beginning on the date we send you, and anyone to whom you have assigned your Policy, notice that your Policy’s Accumulated Value less Total Policy Debt is insufficient to pay the total monthly charge.  The Grace Period gives you 61 days in which to pay sufficient premium to keep your Policy In Force and prevent your Policy from lapsing.

Growth Cap – the maximum total interest rate for a Segment over the Segment Term, as described in the Indexed Fixed Options, including both Minimum Segment Guaranteed Interest Rate and the Segment Indexed Interest Rate.

Guideline Premium Limit – the maximum amount of premium or premiums that can be paid for any given Face Amount in order to qualify the Policy as life insurance for tax purposes as specified in the Guideline Premium Test.

Guideline Premium Test – one of two Death Benefit Qualification Tests available under the Policy, and defined in Section 7702(a)(2) of the Tax Code.

Illustration – a display of Policy benefits based upon the assumed Age and Risk Class of an Insured, Face Amount of the Policy, Death Benefit, premium payments, and historical or hypothetical gross rate(s) of return.

Index – The Standard & Poor’s 500® Composite Stock Price Index, excluding dividends (“S&P 500®”).

Index Growth Rate – a rate that represents the change in value (up or down) of an Index over a certain period. We use this rate to help determine what amount may be credited as interest to an Indexed Account.

Numerically, the Index Growth Rate is (b ÷ a) – 1, where:

a = the Closing Value of the Index as of the day before the beginning of the Segment Term; and

b = the Closing Value of the Index as of the day before the end of the Segment Term.

Indexed Threshold Rate – a rate subtracted from the Index Growth Rate and is used to determine the Segment Indexed Interest Rate. The Indexed Threshold Rate is guaranteed not to exceed 10% and only applies to the 1-Year No Cap Indexed Account.

Indexed Account – an account that is part of our General Account. We credit interest, in part, on any positive change in an index. Currently, there are three Indexed Accounts – the 1-Year Indexed Account, the 1-Year High Cap Plus Indexed Account, and the 1-Year No Cap Indexed Account.

Indexed Account Value – the total amount of your Policy’s Accumulated Value allocated to the Indexed Accounts. The Indexed Account Value will not include Segment Indexed Interest for any Segments that have not reached Segment Maturity.

Indexed Fixed Option Value – the sum of the Segment Values for all Segments in the Indexed Fixed Options.

Indexed Fixed Options – Investment Options that are part of our General Account and that consist of one or more Indexed Accounts available under this Policy. The Indexed Accounts available as of the Policy Date are the 1-Year Indexed Account, 1-Year High Cap Plus Indexed Account, and 1-Year No Cap Indexed Account.

In Force – means a Policy is in effect and provides a Death Benefit on the Insured.

In Proper Form – is when we will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. In Proper Form may require, among other things, a notarized signature or some other proof of authenticity. We do not generally require such proof, but we may ask for proof if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us. Call us or contact your life insurance producer if you have questions about the proper form required for a request.

Insured – the person on whose life the Policy is issued.

Investment Option – consist of the Variable Options, any available Fixed Options, any available Indexed Fixed Options, or any additional investment options that may be added.

Lockout Period – a 12-month period of time during which you may not make any transfers into the Indexed Fixed Options. A Lockout Period begins any time a deduction is taken from the Indexed Fixed Options as a result of a Standard Loan or withdrawal that is not part of a Systematic Distribution Program.

Minimum Death Benefit – is based on the Death Benefit Qualification Test for the Policy and at any time will be no less than the minimum amount we determine to be required for this Policy to qualify as life insurance under the Code. The Minimum Death Benefit is equal to the Minimum Death Benefit Percentage multiplied by the cash surrender value as determined under applicable tax law.

Minimum Death Benefit Percentage – is a factor used to determine the Minimum Death Benefit. This factor will depend on the Death Benefit Qualification Test that you have chosen. The Minimum Death Benefit Percentages as of the Policy Date are shown in the Policy Specifications.

Minimum Segment Guaranteed Interest Rate – the minimum annual rate that is added to each Index Segment on a monthly basis (annual rate divided by 12).

Modified Endowment Contract – a type of life insurance policy as described in Section 7702A of the Tax Code, which receives less favorable tax treatment on distributions of cash value than conventional life insurance policies. Classification of a Policy as a Modified Endowment Contract is generally dependent on the amount of premium paid during the first seven Policy Years, or after a material change has been made to the Policy.

Monthly Deduction – an amount that is deducted monthly from your Policy’s Accumulated Value on the Monthly Payment Date until the Monthly Deduction End Date. See YOUR POLICY’S ACCUMULATED VALUE – Monthly Deductions in this Prospectus for more information.

Monthly Deduction End Date – is the date when Monthly Deductions end as shown in the Policy Specifications.

Monthly Payment Date – the day we deduct monthly charges from your Policy’s Accumulated Value. The first Monthly Payment Date is your Policy Date, and it is the same day each month thereafter.

Net Accumulated Value – the Accumulated Value less any Total Policy Debt.

Net Amount At Risk – the difference between the Death Benefit payable if the Insured died and the Accumulated Value of your Policy. We use a Net Amount At Risk to calculate the Cost of Insurance Charge. For Cost of Insurance Charge purposes, the Net Amount At Risk is equal to the Death Benefit as of the most recent Monthly Payment Date divided by 1.0008295, reduced by the Accumulated Value of your Policy.

Net Cash Surrender Value – the Cash Surrender Value less any Total Policy Debt.

Net Premium – premium paid less any premium load deducted.

Owner – the person named on the application who makes the decisions about the Policy and its benefits while it is In Force. Two or more Owners are called Joint Owners.

Participation Rate – the percentage of the Index Growth Rate used to calculate the Segment Indexed Interest Rate.

Policy Anniversary – the same day as your Policy Date every year after we issue your Policy.

Policy Date – the date upon which life insurance coverage under the Policy becomes effective. The Policy date is used to determine the Monthly Payment Date, Policy months, Policy Years, and Policy monthly, quarterly, semi-annual and annual anniversaries.

Policy Specifications – summarize information specific to your Policy at the time the Policy is issued. We will send you updated Policy Specification pages or supplemental schedules if you change your Policy’s Face Amount or any of the Policy’s other benefits.

Premium Band – the amount used to determine any surplus premium load that may apply for premium paid that is greater than the Premium Band amount.

Policy Year – starts on your Policy Date and each Policy Anniversary, and ends on the day before the next Policy Anniversary.

Riders – provide extra benefits, some at additional cost. Any optional Rider which offers additional life insurance Coverage on the Insured will have an initial Face Amount and any increase is also referred to as a “Coverage Layer”.

Risk Class – is determined during the underwriting process and is used to determine certain Policy charges.

Segment – a portion of your Accumulated Value in an Indexed Fixed Option. We create a Segment when Accumulated Value is transferred from the Fixed Account to an Indexed Fixed Option.

Segment Guaranteed Interest – the interest we credit daily to each Segment in the 1-Year Indexed Account, 1-Year High Cap Plus Indexed Account, and 1-Year No Cap Indexed Account from the Segment Start Date to the Segment Maturity at an annual rate equal to 0% for the Indexed Fixed Options.

Segment Indexed Interest – additional interest may be credited to the Segment at the end of the Segment Term based on the performance of the Index.

Segment Indexed Interest Rate – this is the rate that will be applied to a Segment at the end of a certain period after adjustment for any Participation Rate, any Growth Cap limits, or any reduction by a Threshold Rate. The specific calculation for each Indexed Account is described below.

The Segment Indexed Interest Rate for the 1-Year Indexed Account and the 1-Year High Cap Plus Indexed Account reflects any growth in the Index, multiplied by the Participation Rate, subject to the Growth Cap, that exceeds the Minimum Segment Guaranteed Interest Rate. It is equal to [the lesser of (a × b) and c] - d, but not less than zero where:

a = Index Growth Rate

b = Participation Rate

c = Growth Cap

d = Minimum Segment Guaranteed Interest Rate

The Segment Indexed Interest Rate for the 1-Year No Cap Indexed Account reflects any growth in the Index less the Indexed Threshold Rate multiplied by the Participation Rate that exceeds the Minimum Segment Guaranteed Interest Rate. It is equal to [(a-b) x c] - d, but not less than zero where:

a = Index Growth Rate

b = Indexed Threshold Rate

c = Participation Rate

d = Minimum Segment Guaranteed Interest Rate

Segment Maturity – the end of the Segment Term and the date we calculate any Segment Indexed Interest and credit it to the Segment.

Segment Maturity Value – the value of the Segment at Segment Maturity, including any Segment Indexed Interest.

Segment Start Dates – the dates on which transfers into the Indexed Fixed Options may occur, generally the 15th of each month as shown in your Policy Specifications. We use a Segment Start Date to determine Segment months and Segment years.

Segment Term – a one-year period beginning on the Segment Start Date and ending on the Segment Maturity date.

Segment Value – the amount transferred to an Indexed Fixed Option from the Fixed Account on the Segment Start Date. After the Segment Start Date, the Segment Value equals a + b - c + d where:

a = the Segment Value as of the previous day;

b = the Segment Guaranteed Interest since the previous day;

c = any Segment Deductions since the previous day; and

d = any Segment Indexed Interest credited only at Segment Maturity.

Separate Account – the Pacific Select Exec Separate Account, a separate account of ours registered as a unit investment trust under the Investment Company Act of 1940.

Standard Loan – a loan taken under the Policy and secured by the Policy Accumulated Value amount transferred to the Standard Loan Account.

Standard Loan Account – an account which holds amounts transferred from the Investment Options as collateral for Standard Loans.

Standard Loan Account Value – the total amount of your Policy’s Accumulated Value allocated to the Standard Loan Account.

Standard Policy Debt – the amount necessary to repay any Standard Loan in full. It is equal to the Standard Loan Account plus any accrued loan interest charge.

Supplemental Schedule of Coverage – is the written notice we will provide you reflecting certain changes made to your Policy after the Policy Date.

Surrender Charge – a charge that may apply and reduce the Policy’s Accumulated Value if you surrender your Policy.

Systematic Distribution Program – a program of periodic distribution that we designate, which includes periodic distribution of the Policy’s Accumulated Value through Policy loans and withdrawals while the Insured is alive and the Policy is In Force.

Total Face Amount – the sum of all Basic Face Amounts and the Face Amounts of any Riders providing life insurance coverage on the Insured, unless specifically excluded. The Total Face Amount is used in determining the Death Benefit under this Policy and the initial Total Face Amount is shown on the cover of your Policy or subsequent Supplemental Schedule of Coverage.

Total Interest Credited – the sum of Segment Indexed Interest plus Segment Guaranteed Interest that we credit to a Segment within the Indexed Fixed Options.

Total Policy Debt – is equal to the sum of any Standard Policy Debt plus any Alternate Policy Debt.

Variable Account – a subaccount of the Separate Account which invests in shares of a corresponding portfolio of an underlying Fund.

Variable Account Value – the total amount of your Policy’s Accumulated Value allocated to the Variable Accounts.

Variable Investment Option (“Variable Option”) – a Variable Account available under this Policy that is part of the Separate Account.

When the Policy is In Force – This Policy is In Force as of the Policy Date, subject to your acceptance of the delivered Policy and payment of the initial premium.

Written Request – your signed request in writing, which may be required on a form we provide, and received by us at our Administrative Office In Proper Form, containing information we need to act on the request. Written Request includes an electronic request provided in a form acceptable to us.

POLICY BASICS

MVP VUL Admiral is a flexible premium variable life insurance policy that insures the life of one person and pays Death Benefit Proceeds after that person has died.

When you buy a MVP VUL Admiral life insurance Policy, you are entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your Policy, applications to change or reinstate the Policy, any amendments, Riders or endorsements to your Policy, and Policy Specifications.

Issuing the Policy

Your life insurance producer will assist you in completing your application for the Policy. Your life insurance producer’s broker-dealer firm has up to 7 business days to review the application before it is sent to us. When we approve your application, we will issue your Policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your Policy will be sent to your life insurance producer for delivery to you. You will be asked to sign a policy delivery receipt. For Policy delivery status, check with your life insurance producer.

Our obligations to you under the Policy begin When the Policy is In Force.

If there are any outstanding contractual or administrative requirements that prevent your Policy from being placed In Force, your life insurance producer will review them with you no later than when the Policy is delivered. See HOW PREMIUMS WORK – Your Initial Premium for more information.

Your Policy will be In Force until one of the following happens:

•     the Insured dies,

•     the Grace Period expires and your Policy lapses, or

•     you surrender your Policy.

If your Policy is not In Force when the Insured dies, we are not obligated to pay the Death Benefit Proceeds to your Beneficiary.

Owners, the Insured, and Beneficiaries

Owners

You can own a Policy by yourself or with someone else. You need the signatures of all Owners for all Policy transactions.

If one of the Joint Owners dies, the surviving Owner will hold all rights under the Policy. If the Owner or the last Joint Owner dies, his or her estate will own the Policy unless you have given us other instructions.

You can change the Owner of your Policy by completing a Change of Owner Form. Please contact us or your life insurance producer for a Change of Owner Form. Once we receive and record your request, the change will be effective as of the day you signed the Change of Owner Form. You should consult your life insurance producer or legal counsel about designating ownership interests.

The Insured

This Policy insures the life of one person who is Age 90 or younger at the time you apply for your Policy, and who has given us satisfactory evidence of insurability. The Policy pays Death Benefit Proceeds after the Insured has died.

The Insured is assigned an underwriting or insurance Risk Class which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting or insurance Risk Classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it is appropriate.

When we use a person’s Age in Policy calculations, we generally use his or her Age as of the nearest Policy Date, and we add one year to this Age on each Policy Anniversary. For example, when we talk about someone “reaching Age 100”, we are referring to the Policy Anniversary closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries

Here are some things you need to know about naming Beneficiaries:

•     You can name one or more primary Beneficiaries who each receive an equal share of the Death Benefit Proceeds unless you tell us otherwise. If one Beneficiary dies, his or her share will pass to the surviving primary Beneficiaries in proportion to the share of the Death Benefit Proceeds they’re entitled to receive, unless you tell us otherwise.

•     You can also name a contingent Beneficiary for each primary Beneficiary you name. The contingent Beneficiary will receive the Death Benefit Proceeds if the primary Beneficiary dies.

•     You can choose to make your Beneficiary permanent (sometimes called irrevocable). You cannot change a permanent Beneficiary’s rights under the Policy without his or her permission.

If no Beneficiary is living when the Death Benefit Proceeds are payable, you, as the Policy Owner, will receive the Death Benefit Proceeds. If you are no longer living, the Death Benefit Proceeds will go to your estate.

You can change your Beneficiary at any time while the Insured is alive, and while the Policy is In Force. If you would like to change your Policy’s Beneficiary, please contact us or your life insurance producer for a Change of Beneficiary Form. Once we receive and record your request, the change will be effective as of the day you signed the Change of Beneficiary Form.

Policy Date

Your Policy Date

This is the date upon which life insurance coverage under the Policy becomes effective. It is also the beginning of your first Policy Year. Your Policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your Policy Date.

The Policy Date is set so that it never falls on the 29th, 30th or 31st of any month.

You or your life insurance producer may request that multiple applications have the same Policy Date and be placed In Force on a common date. For multilife or employer sponsored cases, please contact your life insurance producer for additional details.

Backdating your Policy

You can have your Policy backdated up to 6 months, as long as we approve it.

Backdating in some cases may lower your cost of insurance rates since these rates are based on the Age of the Insured. Your first premium payment must cover the premium load and monthly charges for the period between the backdated Policy Date and the day your Policy is issued. See APPENDIX A: State Law Variations for a list of state variations to backdating.

Re-dating your Policy

Once your Policy is issued, you may request us to re-date your Policy. This means your Policy will have a new Policy Date. Re-dating will only be allowed back to the date money is received on your Policy, and can be the earlier of:

•     the date your Policy is delivered to you and you paid initial premium, or

•     the date we received the initial premium, if earlier than the delivery date.

If your delivery date is the 29th, 30th or 31st of any month, the Policy will be dated the 28th of that month.

If the Policy is re-dated, no Policy charges will be deducted for any period during which Coverage was not provided under the terms of the Policy and all Policy charges will be calculated from the new Policy Date. There will be no Coverage before the new Policy Date.

It may be disadvantageous to request that the Policy be re-dated. A new Policy Date may cause an Insured’s Age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since Policy Date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date Policies that are issued with a temporary insurance premium. Policies with the Policy Date pre-determined under an employer or corporate sponsored plan may not be eligible to re-date.

Your Free Look Right

Your Policy provides a free look period once the Policy is delivered to you and you sign the Policy delivery receipt. During the free look period, you have the Free Look Right to cancel (or refuse) your Policy and return it with instructions to us or your life insurance producer for a refund. The amount refunded may be more or less than the premium payments you have made and the length of the free look period may vary, depending on the state where you signed your application and the type of policy you purchased.

You will find a complete description of the free look period that applies to your Policy on the Policy’s cover sheet or on a notice that accompanies it.  Generally, the free look period ends 10 days after you receive your Policy, but in some states, the free look is different.  See APPENDIX A: State Law Variations for a list of state variations to the free look period. Some states may also have a different free look period if you are replacing another life insurance policy. Please call us or your life insurance producer if you have questions about your Free Look Right.

We will allocate any premium payments we receive during the free look period in accordance with the requirements of the state in which your Policy was issued.  In states that require us to return all premiums paid, your initial Net Premium will be allocated to the Fidelity VIP Government Money Market Variable Account and will remain there during the entire free look period.  At the end of the free look period, your premiums will be allocated to the Investment Options you selected.  In states that do not require us to return all premiums paid, your initial Net Premium will be applied to the Investment Options you selected.

If your Policy was issued in a state that requires us to refund your premium, the amount of the refund is the greater of premium payments received during the Free-Look Period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less

Standard Policy Debt. If your Policy was issued in a state that does not require us to refund your premium, the amount we return to you will include:

•     any charges or taxes we have deducted from your premiums;

•     the Net Premiums allocated to the Fixed Options;

•     the Accumulated Value allocated to the Variable Investment Options; and

•     any monthly fees and charges we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

The amount of your refund may be more or less than the premium payments you have made, depending on the state in which your Policy was issued.  See APPENDIX A: State Law Variations for information on which states do or do not require refund of premiums paid.

For free look rights under the Premier LTC Rider, see Policy Benefits – Optional Riders and Benefits – Premier LTC Rider – 30-Day Right to Examine in this Prospectus.

California Policies

For Policies issued in the state of California, the Policy’s free look period is 30 days from date of delivery as of the Policy effective date if:

•     an individual Policyowner is Age 60 or older; or

•     the Policyowner is either a Guardian, a Custodian or an Individual Trust, and the Insured is age 60 and over.

During the 30-day free look period, we will hold the Net Premiums in the Fidelity® VIP Government Money Market Variable Account. On the day following the end of the 30-day free look period, we will automatically transfer the Accumulated Value in the Fidelity® VIP Government Money Market Variable Account to the Investment Options you chose. This automatic transfer to your Investment Option allocation choices is excluded from the transfer limitations described later in this prospectus. If you exercise your Free Look Right during the 30-day free look period, we will refund the greater of premium payments received during the Free-Look period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less any Standard Policy Debt. You may specifically direct that, during the 30-day free look period, all Net Premiums received by us be immediately allocated to the Investment Options according to your most recent allocation instructions. You may do this:

•     on your application

•     in writing any time prior to the end of the 30-day free look period.

If you specifically request your Net Premiums be immediately allocated to the Investment Options, and you exercise your Free Look Right during the 30-day free look period, the amount of your refund may be more or less than the premium payments you have made. Your refund will be calculated as of the day we or your life insurance producer receive your request and the Policy. The refund will be:

•     any charges or taxes we have deducted from your premiums

•     the Net Premiums allocated to the Fixed Options

•     the Accumulated Value allocated to the Variable Investment Options and the Indexed Fixed Options

•     any monthly charges and fees we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

Timing of Payments, Forms and Requests

Effective date

Once your Policy is In Force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item In Proper Form.

You may reach our service representatives on any Business Day at (800) 347-7787 between the hours of 5 a.m. through 5 p.m. Pacific time.

Please send your forms and written requests or questions to:

Pacific Life Insurance Company
P.O. Box 2030
Omaha, NE 68103

Unless you receive premium notices via list bill, send premiums (other than initial premium) to:

Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

We accept faxes for variable transaction requests (transfers, allocation changes, rebalancing and loans) at: (866) 398-0467

You may also submit variable transaction requests electronically at: Transactions@pacificlife.com

Sending any application, premium payment, form, request or other correspondence to any other address will not be considered In Proper Form and will result in a processing delay.

Premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive In Proper Form on a Business Day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will be effective as of the end of that day, unless the transaction is scheduled to occur on another Business Day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a Business Day, your payment or request will be effective as of the end of the next Business Day. If a scheduled transaction falls on a day that is not a Business Day, we will process it as of the end of the next Business Day.

Other forms, notices and requests are normally effective as of the next Business Day after we receive them In Proper Form, unless the transaction is scheduled to occur on another Business Day. Change of Owner and Beneficiary Forms are effective as of the day you sign the change form, once we receive them In Proper Form.

Electronic Information Consent

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, reports, annual statements, statements and immediate confirmations, tax forms, proxy solicitations, privacy notice and other notices and documentation in electronic format when available instead of receiving paper copies of these documents by U.S. mail. You may enroll in this service by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com. Not all Policy documentation and notifications may be currently available in electronic format. You will continue to receive paper copies of any documents and notifications not available in electronic format by U.S. mail. In addition, you will continue to receive paper copies of annual statements if required by state or federal law. Documents will be available on our Internet website. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You must have ready access to a computer with Internet access, an active e-mail account to receive this information electronically, and the ability to read and retain it. You may access and print all documents provided through this service.

If you plan on enrolling in this service, or are currently enrolled, please note that:

•     There is no charge for electronic delivery, although your Internet provider may charge for Internet access.

•     You should provide a current e-mail address and notify us promptly when your e-mail address changes.

•     You should update any e-mail filters that may prevent you from receiving e-mail notifications from us.

•     You may request a paper copy of the information at any time for no charge, even though you consented to electronic delivery, or if you decide to revoke your consent.

•     Electronic delivery will be cancelled if e-mails are returned undeliverable.

•     This consent will remain in effect until you revoke it.

If you are currently enrolled in this service, please access the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com, or call (800) 347-7787 if you would like to revoke your consent, wish to receive a paper copy of the information above, or need to update your e-mail address. You may opt out of electronic delivery at any time.

When we make payments and transfers

We will normally send the proceeds of withdrawals, loans, surrenders, exchanges and Death Benefit payments, and process transfer requests, within seven days after the effective date of the request In Proper Form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the Variable Investment Options under unusual circumstances, for example, if:

•     the New York Stock Exchange closes on a day other than a regular holiday or weekend

•     trading on the New York Stock Exchange is restricted

•     an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a Variable Account’s assets, or

•     the SEC permits a delay for the protection of Policy Owners.

We may delay transfers and payments from the Fixed Options and the Indexed Fixed Options, including the proceeds from withdrawals, surrenders and loans, for up to six months. If we defer payment of surrenders, withdrawals or loans for more than 10 days after we receive your request, we will pay interest at the rate required by the state in which the Policy is delivered, but not less than an annual rate equal to the guaranteed rate payable on the Fixed Options.

Death Benefit Proceeds paid are subject to the conditions and adjustments as described in this section, in the GENERAL INFORMATION ABOUT YOUR POLICY section, and the WITHDRAWALS, SURRENDERS AND LOANS section in this

Prospectus. Death Benefit Proceeds are paid as a lump sum check. We may make other options available in addition to the single check option. We may pay interest on the Death Benefit Proceeds from the date of death to the date the claim is paid at a rate not less than the rate payable for funds left on deposit that is in effect on the date of death, which will vary by state. If payment of any lump sum Death Benefit Proceeds is delayed more than 31 calendar days after we receive the requirements to pay the claim, we may pay additional interest at a rate of 10% annually beginning with the 31st calendar day or a lessor percentage as required by applicable state law. Contact us, your life insurance producer, or refer to your Policy or Rider to determine if state specific differences apply. Also see Appendix A: State Law Variations – TIMING OF PAYMENTS, FORMS AND REQUESTS for states that require different rates.

Statements and Reports We Will Send You

We send the following statements and reports to policy owners:

•     a confirmation for certain financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly Policy statement.

•     a quarterly Policy statement. The statement will tell you the Accumulated Value of your Policy by Investment Options, Cash Surrender Value, the amount of the Death Benefit, the Policy’s Face Amount, and any Standard Policy Debt and/or Alternate Policy Debt. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

•     supplemental schedules of benefits and planned premiums. We will send these to you if you change your Policy’s Face Amount or change any of the Policy’s other benefits.

•     financial statements, at least annually or as required by law, of Pacific Select Fund that include a listing of securities for each portfolio of the Pacific Select Fund. We will also send you financial statements that we receive from the other Funds.

If you identify an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible, preferably within 90 days from the date of the confirmation or statement, to ensure proper accounting to your Policy. When you write us, include your name, Policy number and description of the identified error.

Mail will be sent to you at the mailing address you have provided. If mail is returned to us as undeliverable multiple times, we will discontinue mailing to your last known address. We will, however, regularly attempt to locate your new mailing address, and will resume mailing your policy related materials to you upon confirmation of your new address. You can access documents online by visiting www.Pacificlife.com, or receive copies of documents from us upon request.

Prospectus and Fund Report Format Authorization

Subject to availability, you may request us to deliver prospectuses, statements, and other information (“Documents”) electronically. If you wish to receive Documents electronically, you may enroll in this service by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com. We do not charge for this service.

For electronic delivery, you must provide us with a current and active e-mail address and have Internet access to use this service. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet website. You may access and print all Documents provided through this service. As Documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the Document. You are responsible for any e-mail filters that may prevent you from receiving e-mail notifications and for notifying us promptly in the event that your e-mail address changes. You may revoke your consent for electronic delivery at any time, provided that we are properly notified, and we will then start providing you with a paper copy of all required Documents. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive required Documents electronically.

Telephone and Electronic Transactions

By electing this option on the application, you authorize us to accept telephone and electronic instructions for the following transactions:

•     transfers between Investment Options

•     transfers between the Fixed Options and Indexed Fixed Options

•     initiate the dollar cost averaging

•     rebalance Variable Investment Options

•     change future premium allocation instructions

•     initiate loans.

If you do not authorize us to accept telephone or electronic instructions on your application, you can later instruct us to accept telephone or electronic instructions as long as you complete and file a Transaction Authorization Form with us.

Certain life insurance producers are able to give us instructions electronically if authorized by you. You may appoint anyone to give us instructions on your behalf by completing and filing a Transaction Authorization Form with us.

Here are some things you need to know about telephone and electronic transactions:

•     If your Policy is jointly owned, all Joint Owners must sign the Transaction Authorization Form. We will take instructions from any Owner or anyone you appoint.

•     We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

•     A new Transaction Authorization Form will be required when a registered representative changes to a new Broker-Dealer.

We will send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next Business Day or when service has resumed.

When you authorize us to accept your telephone and electronic instructions, you agree that:

•     we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

•     neither we, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

•     you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

Understanding Policy Expenses and Cash Flow (including fees and charges of Fund portfolios)

The chart below illustrates how cash normally flows through a Policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of Policy benefits.

Investment earnings will increase your Policy’s Accumulated Value, while investment losses will decrease it. The premium payments you will be required to make to keep your Policy In Force will be influenced by the investment results of the Investment Options you choose.

POLICY BENEFITS

Your Policy provides three types of benefits:

1.       Death Benefits, based on the Policy’s Total Face Amount

2.       Cash Surrender benefits, based on the Policy’s Accumulated Value (See WITHDRAWALS, SURRENDERS AND LOANS – Surrendering Your Policy)

3.       Optional Riders and benefits

The Death Benefit

We will pay Death Benefit Proceeds to your Beneficiary after the Insured dies while the Policy is still In Force. Your Beneficiary generally will not have to pay federal income tax on the portion of any Death Benefit Proceeds that are payable as a lump sum at death. Some Riders and settlement options may affect how the Death Benefit Proceeds are paid, see Optional Riders and Benefits for more details.

Your Policy’s Death Benefit depends on three choices you must make:

•     The Total Face Amount

•     The Death Benefit Option

•     The Death Benefit Qualification Test

The Policy’s Death Benefit is the higher of:

1.         The Death Benefit calculated under the Death Benefit Option in effect; or

2.         The Minimum Death Benefit according to the Death Benefit Qualification Test that applies to your Policy.

Certain Riders may impact the Policy’s Death Benefit, see Optional Riders and Benefits.

The Total Face Amount

The Face Amount of your Policy and any Rider providing Coverage on the Insured is used to determine the Death Benefit as well as certain Policy charges, including the cost of insurance, Coverage charge and surrender charges.

Your Policy’s Face Amount is made up of one or more of the following types of Coverage:

1.         Basic Face Amount – the Face Amount under the Policy

2.         Face Amount under the Annual Renewable Term Rider (ART)

3.         Face Amount under the Scheduled Annual Renewable Term Rider (S-ART)

Your Policy must have a Basic Face Amount. You may also select S-ART and ART Coverage at Policy issue. These riders are described in Optional Riders and Benefits.

Each type of Face Amount you select creates a Coverage Layer. Your Policy’s initial amount of insurance Coverage, which you select in your application, is its initial Face Amount. The Policy’s Total Face Amount is the sum of the Face Amounts of all Coverage Layers. The Coverage Layers you select in your application are effective on the Policy Date. You will find your Policy’s Total Face Amount, which includes any increases or decreases, in the Policy Specifications in your Policy.

If you request an increase in Face Amount, a new Coverage Layer will be created, with its own Coverage Layer Date and Policy charges.

Changing the Face Amount

You can increase or decrease your Policy’s Face Amount as long as we approve it. If you change the Face Amount, we will send you a Supplemental Schedule of Coverage for benefits and premiums.

•     You can change the Face Amount as long as the Insured is alive.

•     You must send us your Written Request while your Policy is In Force.

•     Unless you request otherwise, the change will become effective on the first Monthly Payment Date on or after we receive and approve your request.

•     The Insured must also agree to the change in Face Amount, if you are not the Insured.

•     Changing the Total Face Amount can affect the Net Amount At Risk, which affects the cost of insurance charge. An increase in the Face Amount may increase the cost of insurance charge, while a decrease may decrease the charge.

•     If your Policy’s Death Benefit is equal to the Minimum Death Benefit, and the Net Amount At Risk is more than three times the Death Benefit on the Policy Date, we may reduce the Death Benefit by requiring you to make a withdrawal from your Policy. If we require you to make a withdrawal, the withdrawal may be taxable. Please turn to WITHDRAWALS, SURRENDERS AND LOANS for information about making withdrawals.

•     We will refuse your request to make the Basic Face Amount less than $1,000.00.

Requesting an Increase in Face Amount

You may request an increase in the Face Amount under the Policy or ART rider. Each increase will create a new Coverage Layer.

Here are some additional things you should know about requesting an increase in the Face Amount under the Policy:

•     The Insured must be Age 90 or younger at the time of the increase.

•     You must give us satisfactory Evidence of Insurability.

•     Each increase you make to the Face Amount must be a minimum of $25,000.

•     Each increase in Face Amount may have an associated cost of insurance rate, Coverage charge and may have a surrender charge.

•     We reserve the right to limit Face Amount increases to one per Policy Year.

Term Increases in Face Amount

Your Policy may be issued with the Scheduled Annual Renewable Term Rider (S-ART).  Under this rider there may be scheduled annual renewable term insurance coverage increases in Face Amount, under the S-ART Rider. In this Rider, a scheduled increase is referred to as a Term Increase. All Term Increases will be shown in the Policy Specifications. Future Term Increases will not require future medical underwriting, but may in some instances require financial underwriting. Financial underwriting generally includes a review of the Insureds earned income and net worth in relation to the amount of life insurance coverage requested.

A Term Increase in S-ART Coverage will increase the Face Amount of the existing Coverage Layer.

There is a cost of insurance charge associated with each such Term Increase that has gone into effect and continues to be in effect. Such cost of insurance charge is part of the Monthly Deduction for the Policy and is calculated the same as that for other Coverage Layers, subject to maximum cost of insurance Rates that are the same as those applicable to the initial Coverage Layer. The monthly Cost of Insurance Rates are shown in the Policy Specifications. There is also a guaranteed Coverage charge associated with each Term Increase.  The guaranteed Coverage charge is based on the current S-ART Face Amount.

Other Increases in Face Amount

The Policy’s Face Amount may increase under the Policy, the S-ART Rider or the ART Rider when you request a change in Death Benefit Option. In this case, we will increase the Face Amount of the most recently issued Coverage Layer. If there are Basic, S-ART and ART Coverage Layers with the same Coverage Layer Date, we will increase the ART first, then the S-ART, and finally the Basic Face Amount.

Requesting a Decrease in Total Face Amount

You may request a decrease in the Policy’s Total Face Amount. A decrease in the Total Face Amount is subject to the following limits:

•     We do not allow decreases during the first Policy Year

•     You may only request one decrease per Policy Year

•     The Policy’s Basic Face Amount must be at least $1,000 following a decrease. We can refuse your request if the change in Face Amount would mean that your Policy no longer qualifies as Life Insurance under the Code

•     Unless you have told us otherwise in writing, any request for a decrease will not take effect if the Policy would be classified as a Modified Endowment Contract under the Code.

Decreasing the Total Face Amount may affect your Policy’s tax status. To ensure your Policy continues to qualify as life insurance, we might be required:

•     to return part of your premium payments to you if you have chosen the Guideline Premium Test, or

•     to make distributions from the Accumulated Value, which may be taxable. For more information, please see VARIABLE LIFE INSURANCE AND YOUR TAXES.

We can refuse your request if the amount of any distributions would exceed the Net Cash Surrender Value under the Policy.

Processing of Decreases

Decreasing the Total Face Amount, whether as a result of your request or as a result of a withdrawal or change in Death Benefit Option, will reduce the Face Amount of the Coverage Layers.

We will apply any decrease in the Face Amount to eligible Coverage Layers to the most recent eligible increases you made to the Face Amount first and then to the Initial Face Amount.

If more than one Coverage Layer has the same Coverage Layer Date, we will first reduce the Face Amount of any S-ART Rider Coverage Layer first, then any ART Rider Coverage Layer, then the Basic Face Amount of any Policy Coverage Layer.

Death Benefit Options

The Policy offers three Death Benefit Options, Options A, B, and C. The Death Benefit Option you choose will generally depend on which is more important to you: a larger Death Benefit or building the Accumulated Value of your Policy.

Here are some things you need to know about the Death Benefit:

•     You choose your Death Benefit Option and Death Benefit Qualification Test on your Policy application.

•     If you do not choose a Death Benefit Option, we will assume you have chosen Option A.

•     The Death Benefit will never be lower than the Total Face Amount of your Policy if you have chosen Option A or B.

•     You may change your Death Benefit Option subject to certain limits.

The Death Benefit Options are:

Option A – the Total Face Amount of your Policy.	Option B – the Total Face Amount of your Policy plus its Accumulated Value.	Option C – the Total Face Amount of your Policy plus the total premiums you have paid minus any withdrawals or distributions that reduce your Accumulated Value.

	The Death Benefit changes as your Policy’s Accumulated Value changes. The better your Investment Options perform, the larger the Death Benefit will be.	The more premiums you pay and the less you withdraw, the larger the Death Benefit will be.

The graphs are intended to show how the Death Benefit Options work and are not predictive of investment performance in your Policy.

Limits on Option C

The following limits apply to Option C:

•     Option C must be elected at Policy issue.

•     To elect Option C, the Insured must be Age 80 or younger at the time the Policy is issued.

•     The Death Benefit calculated under Option C will be limited to the Option C Death Benefit Limit shown in your Policy Specifications.

•     Once the Policy is issued, the Option C Death Benefit Limit will not change, even if you increase or decrease the Face Amount of your Policy or any Rider. However, if you change your Death Benefit Option from Option C to Option A or Option B, the Option C Death Benefit Limit will no longer apply to the Policy.

•     We will not approve any increase in Face Amount to the Policy or any Rider that would cause the Death Benefit to exceed the Option C Death Benefit Limit.

Changing Your Death Benefit Option

You can change your Death Benefit Option while your Policy is In Force, subject to the following:

•     You can change the Death Benefit Option once in any Policy Year.

•     You must send us your Written Request.

•     You can change from any Death Benefit Option to Option A or Option B.

•     You cannot change from any Death Benefit Option to Option C.

•     The change will become effective on the first Monthly Payment Date after we receive your request. If we receive your request on a Monthly Payment Date, we will process it that day.

•     We will not let you change the Death Benefit Option if doing so means the Basic Face Amount of your Policy will become less than $1,000.

•     Changing the Death Benefit Option can also affect the monthly cost of insurance charge since this charge varies with the Net Amount At Risk.

•     The new Death Benefit Option will be used in all future calculations.

We will not change your Death Benefit Option if it means your Policy will be treated as a Modified Endowment Contract, unless you have told us in writing that this would be acceptable to you. Modified Endowment Contracts are discussed in VARIABLE LIFE INSURANCE AND YOUR TAXES.

Changing your Death Benefit Option will increase or decrease your Total Face Amount under the Policy. The Total Face Amount of your Policy will change by the amount needed to make the Death Benefit under the new Death Benefit Option equal the Death Benefit under the old Death Benefit Option just before the change.

If the change is an increase in the Total Face Amount, we will process the increase as described in POLICY BENEFITS – Changing the Face Amount – Other Increases in Face Amount. If the change is a decrease in the Total Face Amount, we will process the decrease as described in POLICY BENEFITS – Changing the Face Amount – Processing of Decreases.

Death Benefit Qualification Test

In order for your Policy to be qualified as Life Insurance under the Code, it must qualify under one of two Tests, the Cash Value Accumulation Test (CVAT) or the Guideline Premium Test (GPT).

You choose one of these Death Benefit Qualification Tests on your application. Your Death Benefit Qualification Test determines the following:

•     Premium limitations

•     amount of Minimum Death Benefit

Each test determines what the Minimum Death Benefit should be in relation to your Policy’s Accumulated Value. The Death Benefit determined under either test will be at least equal to the amount required for the Policy to qualify as life insurance under the Tax Code.

Comparing the Death Benefit Qualification Tests

The table below shows a general comparison of how features of your Policy may be affected by your choice of Death Benefit Qualification Test. When choosing between the tests, you should consider:

	Cash Value Accumulation Test	Guideline Premium Test
Premium payments[1]	Allows flexibility to pay more premium	Premium payments are limited under the Tax Code
Death Benefit	Generally higher as Policy duration increases	May be higher in early years of Policy
Monthly cost of insurance charges	May be higher, if the Death Benefit is higher	May be lower, except perhaps in early years of Policy
Face Amount decreases	Will not require return of premium or distribution of Accumulated Value	May require return of premium or distribution of Accumulated Value to continue Policy as life insurance

1      If you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your Policy’s Net Amount At Risk. See YOUR POLICY’S ACCUMULATED VALUE for more information on how cost of insurance charges are calculated.

Examples of Death Benefit Calculations

The tables below compare the Death Benefits provided by the Policy’s available Death Benefit Options. The examples are intended only to show differences in Death Benefits and Net Amounts at Risk. Accumulated Value assumptions may not be realistic.

These examples show that each Death Benefit Option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your Policy’s Accumulated Value, increase over time. The cost of insurance is charged at a rate based on the Net Amount At Risk. As the Net Amount At Risk increases, your cost of insurance increases. Accumulated Value also varies depending on the performance of the Investment Options in your Policy.

The example below assumes the following:

•     the Insured is Age 45 at the time the Policy was issued and dies at the beginning of the sixth Policy Year

•     Face Amount is $100,000

•     Accumulated Value at the date of death is $25,000

•     total premium paid into the Policy is $30,000

•     the Minimum Death Benefit under the Guideline Premium Test is $46,250 (assuming a Guideline Minimum Death Benefit Percentage of 185% of the Accumulated Value)

•     the Minimum Death Benefit under the Cash Value Accumulation Test is $80,500 (assuming 322% of the Accumulated Value).

		If you select the Guideline Premium Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$46,250	$74,917.12
Option B	Total Face Amount plus Accumulated Value	$125,000	$46,250	$99,896.40
Option C	Total Face Amount plus premiums less distributions	$130,000	$46,250	$104,892.25

		If you select the Cash Value Accumulation Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$80,500	$74,917.12
Option B	Total Face Amount plus Accumulated Value	$125,000	$80,500	$99,896.40
Option C	Total Face Amount plus premiums less distributions	$130,000	$80,500	$104,892.25

If the Death Benefit equals the Minimum Death Benefit, any increase in Accumulated Value will cause an automatic increase in the Death Benefit.

Here’s the same example, but with an Accumulated Value of $75,000. Because Accumulated Value has increased, the Minimum Death Benefit is now:

•     $138,750 for the Guideline Premium Test

•     $241,500 for the Cash Value Accumulation Test.

		If you select the Guideline Premium Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$138,750	$63,635.00
Option B	Total Face Amount plus Accumulated Value	$175,000	$138,750	$99,854.96
Option C	Total Face Amount plus premiums less distributions	$130,000	$138,750	$63,635.00

		If you select the Cash Value Accumulation Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$241,500	$166,299.84
Option B	Total Face Amount plus Accumulated Value	$175,000	$241,500	$166,299.84
Option C	Total Face Amount plus premiums less distributions	$130,000	$241,500	$166,299.84

When We Pay the Death Benefit

We calculate the amount of the Death Benefit Proceeds effective the end of the day the Insured dies. If the Insured dies on a day that is not a Valuation Day, any portion of the Death Benefit Proceeds attributed to the Variable Accumulated Value is determined as of the next Valuation Day.

Your Policy’s Beneficiary must send us proof that the Insured died while the Policy was In Force, along with payment instructions. Your Beneficiary can choose to receive the Death Benefit Proceeds in a lump sum or we may make other options available in addition to the single check option.

Death Benefit Proceeds equal the total of the Death Benefits provided by your Policy and any Riders you have added, minus any Total Policy Debt, minus any overdue Policy charges.

We may pay interest on the Death Benefit Proceeds from the date of death to the date the claim is paid at a rate not less than the rate payable for funds left on deposit that is in effect on the date of death which, will vary by state. See Appendix A: State Law Variations – TIMING OF PAYMENTS, FORMS AND REQUESTS.

It is important that we have a current address, social security number, telephone number and email address for each designated Beneficiary so that we can pay Death Benefit Proceeds promptly.  If we cannot pay the Death Benefit Proceeds to the designated Beneficiary within the dormancy period defined by a state’s Unclaimed Property laws or regulations, we will be required to pay the Death Benefit Proceeds to the applicable state. Once the Death Benefit Proceeds are paid to a state, any subsequent claim by a designated Beneficiary must be made with the applicable state. If a subsequent claim is made to the state, the state is obligated to pay the proceeds if proper documentation, as determined by the state, is presented.

Optional Riders and Benefits

There are optional Riders that provide extra benefits, some at additional cost. Not all Riders are available in every state, and some Riders may only be added when you apply for your Policy. Ask your life insurance producer for more information about the Riders available with the Policy, or about other kinds of life insurance policies offered.

Some broker/dealers may limit their clients from purchasing some optional benefits based on the client’s age or other factors. You should work with your life insurance producer to decide whether an optional benefit is appropriate for you.

Certain restrictions may apply and are described in the Rider or benefit. We will add any Rider charges to the monthly charge we deduct from your Policy’s Accumulated Value.

There are three types of riders available under the Policy

•     Riders providing Face Amount Coverage on the Insured

•     Riders that provide additional cash value protection

•     Riders that provide additional benefits

Riders that provide Face Amount Coverage on the Insured (terms for these Riders are described below):

Annual Renewable Term Rider

Provides term insurance on the Insured and renews annually until the Policy terminates.

Scheduled Annual Renewable Term Rider

Provides for scheduled increases in term insurance on the Insured generally without the requirement of future medical underwriting and renews annually until the Policy terminates.

Riders that provide additional cash value protection (terms for these Riders are described below):

Flexible Duration No-Lapse Guarantee Rider (FDNLG)

Guarantees that the Policy and any optional benefits you have selected will remain In Force as long as the No-Lapse Guarantee Value is greater than or equal to zero, even if the Policy’s Net Accumulated Value is not enough to cover the Monthly Deductions due.

Overloan Protection 3 Rider

After meeting certain conditions, exercising this Rider guarantees the Policy will not lapse.

Short-Term No-Lapse Guarantee

Protects the Policy from lapsing for a period of time due to poor Policy performance.

Riders that provide additional benefits to you or your family:

Alternate Loan Rider 2

Provides an alternative to the standard loan under the Policy. Starting in Policy Year 3, if you have Accumulated Value allocated to designated Indexed Accounts (called Designated Account(s) for alternate loan purposes), you can take out an alternate loan, and the money backing the loan will remain invested in the Designated Account(s). See the WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan subsection for complete rider information.

Annual Renewable Term Rider – Additional Insured

Provides annual renewal term insurance on members of the Insured’s immediate family.

Conversion Rider

Allows you to convert certain Eligible Coverages into a new Policy.

Minimum Indexed Benefit Rider

This rider may provide for an Indexed Termination Credit to the Policy when Accumulated Value is allocated to certain eligible Indexed Accounts and the eligible Indexed Account’s Segment Indexed Interest credited is less than the charges (Indexed Fixed Option Charge and a portion of the Policy asset charge) attributable to eligible Indexed Accounts. Currently, all Indexed Accounts are eligible Indexed Accounts. See the YOUR INVESTMENT OPTIONS - Indexed Fixed Options – Minimum Indexed Benefit Rider subsection for complete rider information.

Premier LTC Rider (Accelerated Death Benefit Rider for Long-Term Care)

The Rider name will vary in the states of California and Florida as shown in the Premier LTC Rider section of APPENDIX A: State Law Variations.

Provides the Policy Owner with prepayment of all or a portion of the Death Benefit by paying the Owner a monthly benefit for Covered Services the Insured incurs for Qualified Long-Term Care Services when we receive written proof that the Insured has been certified as a Chronically Ill Individual and has met the terms and conditions described in the Rider.

Premier Living Benefits Rider 2 (Accelerated Death Benefit Rider for Chronic and Terminal Illness)

Not available for Policy’s issued in California.

Not available for Policy’s issued with the Terminal Illness Rider.

Provides the Policy Owner with prepayment of a portion of the Death Benefit when we receive written proof that the Insured has been certified as a Chronically Ill Individual with a condition that is expected to be permanent or has been certified as a Terminally Ill Individual with a condition that is reasonably expected to result in a life expectancy of 12 months or less and has met the terms and conditions described in the Rider.

Premier Living Benefits Rider (Accelerated Death Benefit Rider for Chronic Illness)

Only available for Policy’s issued in California.

Provides the Policy Owner with prepayment of a portion of the Death Benefit (the “Chronic Illness Benefit” or “Benefit”) when we receive written proof that the Insured has been certified as a Chronically Ill Individual with a condition that is expected to be permanent and has met the terms and conditions described in the Rider.

Terminal Illness Rider (Accelerated Death Benefit Rider for Terminal Illness)

Not available for Policy’s issued with the Premier Living Benefits Rider 2. If you do not qualify for the Premier Living Benefits Rider 2, you may elect the Terminal Illness Rider.

Provides the Policy Owner with prepayment of a portion of the Death Benefit (the “Terminal Illness Benefit” or “Benefit”) when we receive written proof that the Insured has been certified by a Licensed Physician as having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less.

More detailed information about the riders appears below.

•     Annual Renewable Term Rider (ART)

Provides term insurance on the Insured and renews annually until the Policy terminates. The Rider is available for Insureds Age 90 or younger at the time of Rider issue. The Rider modifies the Death Benefit of the Policy to include the Face Amount of the Rider, so that the Death Benefit equals the greater of the Death Benefit as calculated under 1) the Death Benefit Option you choose on the Policy plus the Face Amount of the Rider, or 2) the Minimum Death Benefit under the Death Benefit Qualification Test you have chosen. Annual increases are scheduled at issue. You may also request unscheduled increases or decreases in Face Amount of the Rider, subject to certain limitations. This Rider does not have Accumulated Value of its own and does not have any cash value. This Rider must be elected at Policy issue.

This rider has a Rider Coverage Charge and a Rider Cost of Insurance Charge. The Rider Coverage Charge is the sum of Coverage charges for each Rider Coverage Layer. The maximum monthly coverage charge for each Rider Coverage Layer will be shown on the

Policy Specifications. The Rider Cost of Insurance Charge is the sum of the Cost of Insurance Charge for each Rider Coverage Layer. See the FEE TABLES – OPTIONAL RIDERS AND BENEFITS section for more information on the costs associated with this Rider.

Increases or Decreases in Rider Face Amount

You may request an increase or decrease in the Rider Face Amount.

Increases. Each increase will be subject to satisfactory evidence of insurability and will have associated cost of insurance and Coverage charges. Any elected increase in Rider Face Amount will add a new Coverage Layer. Each Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and associated charges. Unless you request otherwise, the increase will become effective on the first Monthly Payment Date on or following the date we receive and approve your request. We may limit increases of Rider Face Amount to one per Policy year. We may deduct an administrative charge (to evaluate insurability) not to exceed $100 from your Policy’s Accumulated Value on the effective date of any unscheduled increase.

Decreases. Each decrease will be effective on the first Monthly Payment Date on or following the date the Written Request is received at our Life Insurance Division. A Coverage charge is assessed in order to recover the expense of issuing coverage on the Policy. A Rider Face Amount decrease will not decrease its Coverage charge because the Rider’s Coverage is based on the at coverage issue Face Amount of the Rider. If the Face Amount of this Rider is decreased, then the most recently added Coverage Layer will be decreased or eliminated in the following order:

•     the Face Amount of any scheduled annual renewable term rider (e.g. S-ART);

•     the Face Amount of this Rider; and

•     the Face Amount of Basic Life Coverage under the Policy.

Rider Termination

The Rider will terminate on the earliest of

•     your Written Request;

•     the date the Policy is no longer In Force;

•     the date the Rider Face Amount decreases to zero; or

•     the death of the Insured.

Reinstatement

If the Policy lapses and is later reinstated, then this Rider will also be reinstated as long as this Rider was in effect on the date the Policy was no longer In Force.

Conversion

This Rider is not convertible.

•     Scheduled Annual Renewable Term Rider (S-ART)

The S-ART Rider provides for scheduled annual renewable term insurance Coverage in Face Amount without future medical underwriting after policy issue. In this Rider, a scheduled increase is referred to as a Term Increase, and is scheduled for a particular Policy Anniversary, as shown in the Policy Specifications. The Face Amount contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy. This Rider must be elected at Policy issue.

A Term Increase is a future increase in the Face Amount of this rider.  Each Term Increase will increase the Face Amount of the Rider Coverage Layer. Once a Term Increase goes into effect, it becomes part of the Rider Face Amount.

This Rider provides no term insurance at the time of policy issue and only provides additional insurance coverage as schedules on certain Policy Anniversaries.  If you wish to have term insurance coverage at the time of policy issue, you must purchase another rider such as the Annual Renewable Term Rider (ART).

The guaranteed monthly cost of insurance rates will be shown in your Policy Specifications. Our current cost of insurance rates for the Rider are lower than the guaranteed rates.

This Rider has a Coverage charge that varies by Coverage year and Rider Face Amount. Any increase or decrease in the Rider’s Face Amount will impact the Coverage charge. The guaranteed monthly Coverage charges will be shown in the Policy Specifications.  We currently do not impose the Coverage charge for this Rider.

This Rider also has a Rider Charge that will be shown in your Policy Specifications.

The Rider is available subject to the following:

• The maximum Term Increase at attained ages 0-79 is 20% of the Total Face Amount before the increase.

•     The maximum Term Increase at attained ages 80-94 is 5% of the Total Face Amount before the increase.

•     Increases will not be scheduled beyond attained age 94.

•     Each increase is an increase to the Coverage Layer at issue, and does not create a new Coverage Layer.

•     The cost of insurance charges will increase as a result of the increase in the Policy’s Net Amount At Risk.

You may request an increase or decrease in the schedule of future Term Increases by providing a written request. Any increase to the Face Amount of the Term Increases may be subject to evidence of insurability and is subject to our approval. If you reject a Term Increase that has been approved, all future Term Increases may be forfeited. For any change in Term Increases, we will send you a Supplemental Schedule of Coverage to reflect the change.

This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your written request

•     The date the Rider or the Policy ceases to be In Force

•     The death of the Insured.

If the Policy is reinstated, any Term Increases that would have occurred during the time the Policy was lapsed will be forfeited. Term Increases that are scheduled to occur after the reinstatement of the policy and rider will be handled as if the Policy had never lapsed.

This Rider may be included on a policy with or without the ART Rider.

This Rider differs from the ART rider in a number of ways, including:

•     You may schedule Increases in Face Amount with this Rider

•     Scheduled increases in Face Amount for this Rider do not require additional medical underwriting after issue however, if there is a requested change in the amount of scheduled increases additional underwriting may be required

•     Increases in Face Amount for this Rider may only occur on policy anniversaries

•     Cost of insurance rates and charges for this Rider currently differ from the cost of insurance rates and charges for the ART Rider

•     Flexible Duration No-Lapse Guarantee Rider (FDNLG)

This Rider provides a no-lapse guarantee that the Policy and any optional benefits you have selected will remain In Force as long as the No-Lapse Guarantee Value is greater than or equal to zero, even if the Policy’s Net Accumulated Value (Accumulated Value less any Total Policy Debt) is not enough to cover the Monthly Deductions due. As long as the No-Lapse Guarantee under this Rider is in effect, the Policy will not enter the Grace Period and lapse. This Rider must be elected at Policy issue.

If you elect the FDNLG Rider, it will be in effect when we issue the Policy.  The Rider cannot be added after the Policy Issue Date.

Rider Eligibility

You are eligible to elect the Rider if:

•     the Insured is age 90 or younger at Policy issue and is not juvenile (Insured’s age at Policy issue is at least 18).

•     you allocate your Policy’s Accumulated Value to the Fixed Account, the Fixed LT Account, the Indexed Fixed Options and/or one or more of the allowable Investment Options as described below.  The allowable Investment Options are evaluated periodically and are subject to change.  Following a change, you may be required to reallocate your Policy’s Accumulated Value to an allowable Investment Option in order to maintain the Rider.  If you allocate to any Investment Option that is not an allowable Investment Option, the Rider will terminate and will provide no further benefit.  You may contact us at any time for information on the Allowable Investment Options. See Investment Allocation Requirements – the Allowable Investment Options.

Investment Allocation Requirements–the Allowable Investment Options

At initial purchase and during the entire time that you own the Flexible Duration No Lapse Guarantee Rider, you must allocate your entire Accumulated Value to the Investment Options we make available for these Riders. You must allocate 100% of your Accumulated Value among the allowable Investment Options. Currently, all Investment Options available through this Policy are allowable Investment Options and may be used with this Rider.

By adding this Rider, you agree to the above referenced investment allocation requirements for the entire period that you own the Rider. These requirements may limit the number of Investment Options that are otherwise available to you under your Policy. We reserve the right to add, remove or change allowable Investment Options at any time. We may make such a change due to a fund reorganization, fund substitution, to help protect our ability to provide the guarantees under these Riders, or otherwise. If such a change is required, we will provide you with reasonable notice (generally 90 calendar days) prior to the effective date of such change to allow you to reallocate your Accumulated Value to maintain your Rider benefits. If you do not reallocate your Accumulated Value your Rider will terminate.

We will send you written notice in the event any transaction made by you will cause the Rider to terminate for failure to invest according to the investment allocation requirements. However, you will have at least 20 calendar days starting from the date of our written notice, to instruct us to take appropriate corrective action to continue the Rider. If you take appropriate corrective action and continue the Rider, the Rider benefits and features available immediately before the terminating event will remain in effect.

Asset allocation does not guarantee future results, ensure a profit, or protect against losses. The investment allocation requirements may reduce overall volatility in investment performance, may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Riders. The reduction in volatility permits us to more effectively provide the guarantees under the Policy.  Certain of the asset allocation portfolios that are allowable Investment Options, including the Pacific Select Fund asset allocation portfolios, may use futures and options to reduce the portfolios’ equity exposure during periods when market indicators suggest high market volatility.  This strategy is designed to reduce the risk of market losses from investing in equity securities.  However, this strategy may result in periods of underperformance, including periods when specified benchmark indexes are appreciating but market volatility is high.  As a result, your Accumulated Value may increase less than it would have without these defensive actions.

Rider Terms:

Net Basic Premium –equals the Basic Premium reduced by applicable fees and charges.

Basic Fund –receives Net Basic Premium, less any withdrawals or accelerated death benefit payments.

Excess Fund –receives Net Excess Premium, less any withdrawals or accelerated death benefit payments.

Excess Premium –equals the portion of each Premium Payment received in a Policy year in excess of the Basic Premium.

Excess Premium Load-an amount equal to the Excess Premium multiplied by the Excess Premium Load rate which is 10%. This load is not deducted from any premium made under the Policy and is used only as a factor for determining benefits under this Rider.

No-Lapse Premium Load-an amount equal to the Premium Payment multiplied by the No-Lapse Premium Load rate which is 5.90%. This load is not deducted from any premium made under the Policy and is used only as a factor for determining benefits under this Rider.

No Lapse Guarantee Value

The duration of the guarantee under the FDNLG rider can cover the lifetime of the Insured. The duration of the FDNLG Rider is determined by the No Lapse Guarantee Value. The guarantee is in effect as long as the Net No-Lapse Guarantee Value (No Lapse Guarantee Value less any Total Policy Debt) is greater than zero.

The No-Lapse Guarantee Value is equal to the sum of the Basic Fund, the Excess Fund and the No-Lapse Guarantee Loan Account Value.  The Basic Fund contains the Net Basic Premium and is credited with an Accumulation Amount that can range from a 2% to 6% annual rate, based on issue age and duration. The Excess Fund contains the Net Excess Premium and is credited with an Accumulation Amount based upon a 1% annual rate. The No-Lapse Guarantee Loan Account Value is equal to the Standard Loan Account Value on your Policy and any Alternate Loan Value.

Note: The No-Lapse Guarantee Value is tracked only for the purpose of determining if the No Lapse Guarantee is in effect.  The values, including any Accumulation Amounts added to the No-Lapse Guarantee Value, is not added to the Policy’s Cash Value, and as such cannot be withdrawn or loaned against. Further, in the case of policies under Death Benefit Option B or those policies subject to the Minimum Death Benefit, the No Lapse Guarantee Value is not used in the determination of the Death Benefit under the policy.

Basic and Excess Fund under the Rider

The Basic and Excess Fund are an accumulation of policy premiums, withdrawals, and loans. While the Basic Fund may become negative, the Excess Fund will never be less than zero. Both the Basic Fund and the Excess Fund are increased and reduced as described below.

1.         Net Basic Premiums are added to the Basic Fund; Net Excess Premiums are added to the Excess Fund,

2.         No Lapse Deductions reduce the Excess Fund, and then the Basic Fund,

3.         Accumulation Amounts are added to the Basic Fund and Excess Fund,

4.         Any withdrawal of policy Accumulated Value will reduce the Excess Fund and then the Basic Fund, including any policy fees,

5.         Standard Loans and Alternate Loans will reduce the Excess Fund and then the Basic Fund, and

6.         Any Reinvestment Risk Amounts are added to the Basic Fund.

Net Premium is allocated to the Basic Fund and Excess Fund as follows:

•     Net Basic Premium is the higher of the premium up to the Annual Premium Threshold for the Policy Year, as described in the Rider Specifications, or the amount needed to bring any negative Basic Fund back to zero. This amount is reduced by the No-Lapse Premium Load and added to the Basic Fund.

•     Net Excess Premium is any premium in excess of the Basic Premium.  Excess Premium is reduced by the No-Lapse Premium Load and the Excess Premium Load and added to the Excess Fund. Please note, the No-Lapse Premium Load and the Excess Premium Load are only used to determine the benefits provided by this Rider – they are not assessed against any premium made under the Policy or against the Policy’s Accumulated Value.

Example:

Assumptions:

•     Annual Premium Threshold for the current year is $10,000

•     Premium Received is $15,000

•     Basic fund is positive

•     No Lapse Premium Load is 5.90%

•     Excess Premium Load is 10%

The Net Basic Premium and Net Excess Premium are calculated as follows.

•     Basic Premium is $10,000 (lesser of $10,000 and $15,000).  Net Basic Premium of $9,410 [$10,000 × (1-5.90%)] will be added to the Basic Fund.

•     Excess Premium is $5,000.  Net Excess Premium of $4,205 [$5,000 × (1 – 5.90% - 10%)] will be added to the Excess Fund

Example:

Assumptions:

•     Annual Premium Threshold for the current year is $10,000

•     Premium Received is $15,000

•     Basic Fund is -$12,233.

•     No Lapse Premium Load is 5.90%

•     Excess Premium Load is 10%

The Net Basic Premium and Net Excess Premium are calculated as follows.

•     Basic Premium is $13,000.  The Net Basic Premium is $12,233 [$13,000 × (1-5.90%)], which, when added to the Basic Fund, brings the Basic Fund to zero.

•     Excess Premium is $2,000.  Net Excess Premium of $1,682 [$2,000 × (1 – 5.90% - 10%)] will be added to the Excess Fund

No-Lapse Deduction

The No-Lapse Deduction is an amount that is deducted first from the Excess Fund until the Excess Fund is reduced to zero and then from the Basic Fund.  The No-Lapse Monthly Deduction is the greater of the No-Lapse Monthly Charge Deduction or the Alternative No-Lapse Monthly Deduction, as described below.

No-Lapse Monthly Charge Deduction. The No-Lapse Monthly Charge Deduction is described in the Rider Specifications and includes the following:

•     The No-Lapse Coverage Charge

•     The No-Lapse Administrative Charge

•     Optional Benefit Charges, if any

•     Transactional policy fees and charges, if any

•     The No-Lapse Cost of Insurance Charge.

Alternative No-Lapse Monthly Deduction. The Alternative No-Lapse Monthly Deduction is also described in the Rider Specifications and includes:

•     Optional Benefit Charges, if any

•     Transactional policy fees and charges, if any

•     The Alternative No-Lapse Cost of Insurance Charge.

Example:

Assumptions:

•     Basic Fund before No-Lapse Deduction is $9,000

•     Excess Fund is $3,500

•     No-Lapse Monthly Charge Deduction is $3,000

•     Alternative No-Lapse Monthly Deduction is $4,000.

Then the Basic and Excess Funds are reduced as follows:

•     The No-Lapse Deduction is $4,000 (the greater of $3,000 and $4,000)

•     Excess Fund will be reduced to $0

•     Basic Fund to $8,500.

No-Lapse Accumulation Amount

The No-Lapse Accumulation Amount is an amount that is added to the Basic Fund and the Excess Fund as follows.

•     The Basic Fund No-Lapse Accumulation Amount is added to the Basic Fund.  It is equal to the Basic Fund following premium payments, No-Lapse Deduction, withdrawals, loans and other Policy distributions; multiplied by the No-Lapse Accumulation Factor as shown in the Rider Specifications. If your Basic Fund is negative, the accumulation will further reduce your Basic Fund.  The No-Lapse Accumulation Factor varies by Policy duration and age. For our example, we will use 0.002466, which is equivalent to an annual rate of 3%.

•     The Excess Fund No-Lapse Accumulation Amount is added to the Excess Fund. It is equal to the Excess Fund following premium payments, No-Lapse Deduction, withdrawals, loans and other Policy distributions; multiplied by the Excess Accumulation Factor as shown in the Rider Specifications. The Excess Fund Accumulation Factor is 0.0008295, which is equivalent to an annual rate of 1%

Example:

Assumptions:

•     Basic Fund is $8,500, after premiums and no-lapse deductions.

•     Excess Fund is $2,500, after premiums and no-lapse deductions

•     No Lapse Accumulation Factor is 0.002466

•     Excess Fund Accumulation is 0.0008295

Then the Basic and Excess Funds after the Accumulation Amounts are added are:

•     Basic Fund Accumulation Amount is $20.96, and the Basic Fund is $8,520.96

•     Excess Fund Accumulation Amount is $2.07, and the Excess Fund is $2,502.07

Example:

Assumptions:

•     Basic Fund is -$5,000, after premiums and no-lapse deductions.

•     Excess Fund is $0, after premiums and no-lapse deductions

•     No Lapse Accumulation Factor is 0.002466

•     Excess Fund Accumulation is 0.0008295

Then the Basic and Excess Funds after the Accumulation Amounts are added are:

•     Basic Fund Accumulation Amount is -$12.33, and the Basic Fund is -$5,012.33.

•     Excess Fund Accumulation Amount is $0, and the Excess Fund is $0.

Loan Effects on Rider

Loans (Standard Loans and/or Alternate Loans) have an effect on the No Lapse Guarantee Value

•     Any new loan, including any loan interest that is added to the loan on an anniversary, will be added to the No-Lapse Guarantee Loan Account Value and will reduce the Excess Fund and then the Basic Fund.

•     Any loan repayment will be added to the Basic Fund only to the extent that the Basic Fund is negative. Otherwise, it will be added to the Excess Fund.

Important considerations

The growth of your No-Lapse Guarantee Value depends on a number of factors including, but not limited to, the amount of premium you pay, the timing of your premium payments and any Policy changes.  Any modification you make to the originally planned timing of or amount of premium paid and any Policy changes will affect the duration of the No-Lapse Guarantee provided by the Rider.  Before making any change to the Policy, please request and review a current illustration.

If your Net No-Lapse Guarantee Value is equal to or less than zero, the benefits under this rider will not be in effect.  However, you can restore the no-lapse guarantee benefit by making a premium payment or a loan repayment in an amount sufficient to make your Net No-Lapse Guarantee Value positive.

Some examples of things you should consider:

1.         If you defer a payment, you will not receive the Accumulation Amount associated with that premium in the Basic and Excess Fund.  If such a deferral would cause your No Lapse Guarantee Value to be negative, you will have to make a sufficient payment to bring the Basic Fund to positive, including any negative Accumulation Amounts.

2.         If you defer payments and then try to “catch up” with a single large payment, that payment may be split into a Basic and Excess Premium based on the Annual Premium Threshold. Any premium allocated to the Excess Fund will have lower Accumulation Amounts associated with it.

3.         If you take a Standard Loan and/or an Alternate Loan, your Basic Fund may be reduced.  A loan repayment may not recover the value deducted from the Basic Fund, but instead could be added to the Excess Fund.

4.         Any withdrawal will reduce the Excess and Basic Fund.  However, a subsequent premium payment to pay back the withdrawal will be affected both by the Annual Premium Threshold and the Basic and Excess fund accumulation amounts, plus associated No-Lapse and Excess Premium Loads.

5.         You have the ability to increase the duration of your FDNLG rider by paying higher premiums, subject to the Annual Premium Threshold.

Effect on Policy Values

There is a monthly charge for the FDNLG Rider.  The charge is deducted from your Policy’s Accumulated Value as a Monthly Deduction.  This charge does not reduce your No-Lapse Guarantee Value.  The Rider Charge is shown in the Policy Specifications and equals a monthly rate per dollar of Policy Net Amount at Risk (Rider Charge).

Example:

Assumptions:

•     Policy’s Net Amount at Risk is $80,000

•     Rider Charge Deduction is 0.0001

Then the Rider Charge associated with the FDNLG rider is $8 ($80,000 × 0.0001).

Rider Termination

The Rider will terminate on the earliest of:

•     Your Written Request;

•     Policy Surrender;

•     The date the Policy is no longer In Force,

•     Allocation into any Investment Option that is not an allowable Investment Option and no corrective action was taken, after written notice was provided, to comply with the requirements to continue the Rider;

•     Upon electing an increase in Face Amount;

•     The end of the Maximum No-Lapse Guarantee Period, as shown in the Policy Specifications; or

•     The date when the Net No-Lapse Guarantee Value and the Net Accumulated Value are both less than or equal to zero, so that the Policy will enter its Grace Period.  At the end of the Grace Period, the Policy will terminate and no further benefits will be provided by the Rider.

Reinstatement

This Rider may not be reinstated if it was terminated before the date the Policy was no longer In Force. Otherwise, this Rider will reinstate on the date that the Policy is reinstated.

•     Overloan Protection 3 Rider

The Rider guarantees that your Policy will not lapse if the Standard Policy Debt is greater than the Policy’s Accumulated Value, resulting in it being overloaned. On or after the earliest exercise effective date, if all Rider Exercise Requirements have been met you may exercise the Rider by submitting a Written Request. This Rider is automatically issued on your Policy if eligibility requirements are met.

The Rider After Policy Issue

The Rider cannot be exercised during the first 15 Policy Years, before the Insured is Age 75, or while there is an Alternate Loan in effect. There is no charge for this Rider unless you exercise it. Please see Rider Termination below for termination conditions of the Rider before and after exercise. You may not pay premiums or take withdrawals from your Policy after exercise of the Rider. The Rider may not be exercised after the Policy has entered the Grace Period.

Rider Exercise Requirements

The exercise effective date will be the Monthly Payment Date on or next following the date we receive your Written Request to exercise the Rider and all exercise requirements have been met. The earliest exercise effective date is shown in the Policy Specifications. To exercise the Rider, each of the following conditions must be true as of the exercise effective date:

•     The Death Benefit Option is Option A. If your policy does not meet this prerequisite, you must change your Death Benefit Option to Death Benefit Option A, by Written Request, prior to Rider exercise. Changes to your Death Benefit Option take effect on the Monthly Payment Date next following your Written Request. Such changes will modify your Total Face Amount and, as a result, this Rider may impact your ability to meet all the exercise conditions described below.

•     There is no Alternate Loan Value on the Policy.

•     There must be sufficient Accumulated Value to cover the rider exercise charge as described below.

•     The Standard Policy Debt is greater than the Total Face Amount, but less than 99.9% of the Accumulated Value after the charge for this Rider has been deducted from the Accumulated Value.

•     There are no projected forced distributions of Accumulated Value for any Policy Year.

•     The Guideline Premium Limit for the Policy will remain greater than zero at all times prior to Insured’s Age 100.

•     The Policy must not be a Modified Endowment Contract, and exercising this Rider must not cause the Policy to become a Modified Endowment Contract.

•     The Policy must not be in the Grace Period.

Contact us if you have any questions about your eligibility to exercise this Rider.

On the exercise effective date, we:

1.              Transfer any Accumulated Value in the Investment Options into the Fixed Account. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations then in effect.

2.              Upon each Index Account Segment’s Maturity, reallocate the Segment Maturity Value into the Fixed Account. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations then in effect.

3.              Deduct the charge for this Rider from your Policy’s Accumulated Value.

There is a one-time charge to exercise this Rider. The charge will not exceed the Accumulated Value multiplied by the overloan protection rate shown for the Insured’s Age at exercise in the Policy Specifications, as of the exercise effective date. The charge ranges from 1.12% to 4.52% of the Policy’s Accumulated Value, and is based on the Insured’s sex, Risk Class and Age as applicable at the time the Rider is exercised. If you never exercise the Rider, there is no charge for it. After you exercise the Rider, and while it continues in effect, the Policy’s lowest Death Benefit will be the Death Benefit percentage multiplied by the greater of the Accumulated Value or the Standard Policy Debt.

A hypothetical example

For a male standard nonsmoker, Age 85 when the Rider is exercised, the charge will be 2.97% of the Policy’s Accumulated Value on the exercise effective date. If the Policy’s Accumulated Value is $25,000, the charge deducted from the Accumulated Value on the exercise effective date is $742.50. ($25,000 × 2.97% = $742.50).

The Rider After Exercise

After the exercise effective date and as long as the Rider stays in effect, the Policy will not lapse if the Accumulated Value is insufficient to cover Policy charges, even if the insufficiency is caused by overloan.

After the Rider is exercised, the Policy’s Minimum Death Benefit will be the Death Benefit percentage multiplied by the greater of the Accumulated Value or the Standard Policy Debt. Calculation of the Death Benefit, Minimum Death Benefit and Death Benefit Proceeds is described in THE DEATH BENEFIT.

Effect on Other Riders

Other than this Rider and any term insurance rider on the Insured that contributes to the Total Face Amount of the Policy, any Riders in effect with regularly scheduled charges will be terminated. Additionally, any accelerated death benefit rider will terminate upon exercise of this Rider. Any increases in Face Amount that are scheduled to take effect after exercise of the Rider will be cancelled.

Rider Termination

This Rider will terminate on the earliest of the following events:

•     The Policy terminates;

•     You make a Written Request to terminate the Rider; or

•     If, after the exercise effective date:

•     any premium is paid

•     any withdrawal is taken

•     any loan repayment is made, other than for loan interest due

•     any Policy benefit is changed or added at your request

•     any transfer among the Investment Options is done at your request.

If the Rider terminates after the exercise effective date and while the Policy is In Force, any amount by which the Standard Policy Debt exceeds the Accumulated Value is due and payable to us.

Possible Tax Consequences

You should be aware that the tax consequences of this Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when this Rider is exercised. You should consult a tax advisor as to the tax risks associated with this Rider.

• Short-Term No-Lapse Guarantee Rider

This Rider provides for the continuation of death benefit coverage for a specified guarantee period, even if the Policy’s Net Accumulated Value is zero, if certain minimum premiums under the Rider are paid.

Rider Eligibility

The Rider is available at Policy issue for Insureds Age 79 and younger and if you choose either Death Benefit Option A or Option B when applying for your Policy. This Rider is automatically added to the Policy if eligibility conditions are met.

Rider Terms

Net Accumulated Value – the Policy Accumulated Value less any Total Policy Debt.

No-Lapse Guarantee Period – the time during which we guarantee the death benefit will remain In Force as long as the guarantee under this Rider is in effect. This period begins on the Policy Date and will not re-start if insurance Coverage is added or increased.

No-Lapse Guarantee Premium – is an annual amount used during the No-Lapse Guarantee Period to determine the No-Lapse Credit (defined in the How the Rider Works section below). The No-Lapse Credit is used to determine if the guarantee under this Rider is in effect. The No-Lapse Guarantee Premium in effect as of the Policy Date is shown in the Policy Specifications. The No-Lapse Guarantee Premium may change. Any increase in Face Amount, scheduled or not, or addition or increase in insurance Coverage will cause an increase in the No-Lapse Guarantee Premium. A decrease in Face Amount or in other insurance Coverage will not cause a decrease in the No-Lapse Guarantee Premium. If the No-Lapse Guarantee Premium changes as a result of such a change, we will inform you of the amount of the changed No-Lapse Guarantee Premium.

How the Rider Works

This Rider guarantees that the Policy will continue in effect until the end of the No-Lapse Guarantee Period (which ranges from 5 to 20 years based on the Insured’s age at Policy issue) shown in the Policy Specifications if:

•     you pay a premium by the beginning of each Policy month at least equal to one twelfth of the No-Lapse Guarantee Premium,

•     you have taken no Policy loans or withdrawals, and

•     there have been no changes (scheduled or unscheduled) in Face Amount under this Policy.

The Policy will also continue in effect under this Rider if flexible premium payments are made and with increases to the Face Amount as long as the No-Lapse Credit less Total Policy Debt is equal to or greater than zero.

The No-Lapse Credit is used to determine if the guarantee under this Rider is in effect. It is calculated at the beginning of each Policy month during the No-Lapse Guarantee Period. The No-Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the No-Lapse Guarantee Premium. On any other Monthly Payment Date, the No-Lapse Credit is equal to:

•     The No-Lapse Credit as of the prior Monthly Payment Date multiplied by (i), where:

– i = no greater than 1.00327374 if the No-Lapse Credit is negative; otherwise,

– i = 1.00000;

•     Plus premiums received since the prior Monthly Payment Date;

•     Less withdrawals taken since the prior Monthly Payment Date; and

•     Less one-twelfth of the then current No-Lapse Guarantee Premium.

For the guarantee under this Rider to be in effect, the No-Lapse Credit less Total Policy Debt must be equal to or greater than zero.

If the guarantee under this Rider has become ineffective because the No-Lapse Credit less Total Policy Debt is less than zero, the guarantee under this Rider may be brought back into effect by paying additional premium equal to the amount of premium necessary after deduction of the Premium Load so that the No-Lapse Credit less Total Policy Debt is equal to zero (the “Catch-Up” premium).

If the guarantee under this Rider is in effect, and if your Policy would lapse in the absence of this Rider due to insufficient Net Accumulated Value (the Accumulated Value less Total Policy Debt), to cover the Monthly Deductions due, the Policy will not enter the Grace Period and will not lapse. Instead, the Policy will continue under the guarantee provided by this Rider and it will stay In Force as long as the No-Lapse Credit less Total Policy Debt is equal to or greater than zero.

If the Policy is continued under the guarantee provided by this Rider, then the Policy has no Net Accumulated Value from which Monthly Deductions can be collected. Any such uncollected amounts are accumulated without interest and the result is called the Monthly Deductions Deficit. Any net premium received when the Policy is continued under the guarantee provided by this Rider will first be used to reduce the Monthly Deductions Deficit. After the Monthly Deductions Deficit is reduced to zero, any excess will be applied to the Accumulated Value, as described in your Policy. If you want to keep your Policy In Force at the end of the Guarantee Period, you must make a payment sufficient to reduce the Monthly Deductions Deficit to zero. In such case, any excess will then be applied to the Accumulated Value, as described in your Policy.

Effect on Other Riders

If the Policy is continued under the guarantee provided by this Rider, any attached Riders will continue or end according to their respective terms.

Rider Termination

This Rider will end on the earliest of:

•     Your Written Request;

•     If you add any Rider that has charges;

•     The date when the No-Lapse Credit and the Net Accumulated Value are both less than zero, unless a Catch-Up premium is made; or

•     At the end of the Guarantee Period.

Rider Reinstatement

If the Policy has lapsed and you later wish to reinstate it, you will need to satisfy the reinstatement conditions described in the Policy. Upon Policy reinstatement we will bring forward any Catch-Up Amount and any Monthly Deductions Deficit, without interest. Any

Catch-Up Amount existing at the time of lapse will need to be paid upon Policy reinstatement if you wish the Short-Term No Lapse Guarantee Benefit provided under this Rider to be in effect. See Lapsing and Reinstatement – Reinstating a lapsed Policy.

•   Annual Renewable Term Rider – Additional Insured

Provides annual renewable term insurance equal to the Rider Face Amount on any member of the Insured’s immediate family who is Age 90 or younger at the time the Rider is issued. We refer to each person insured under the Rider as a covered person. You have the flexibility to delete a covered person from the Rider, or, with satisfactory evidence of insurability, you may add a covered person. We may deduct an administrative charge not to exceed $100 from your Policy’s Accumulated Value on the effective date of any such addition of a covered person. This Rider does not have a cash value. This Rider must be elected at Policy issue.

See the FEE TABLE – RIDERS THAT PROVIDE ADDITIONAL BENEFITS for Rider charge information.

Rider Terms

Additional Insured – means the person named as the Insured under this Rider.

Primary Insured – means the person named as the Insured under the Policy.

Rider Coverage Layer – a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Each Rider Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges as shown in the policy specifications.

Rider Face Amount – the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Increase or Decrease of Rider Face Amount

You may request an increase or decrease of the Rider Face Amount.

You may submit an application to increase the Rider Face Amount. Your application must include Evidence of Insurability satisfactory to us and is subject to our approval. The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve. We reserve the right to limit increases to one per policy year and to charge a fee to evaluate insurability. Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage.

You may request a decrease in the Rider Face Amount by Written Request, one time per Policy Year.  The decrease will be effective on the Monthly Payment Date on or next following the date we approve your Written Request.  The Rider Face Amount and associated Rider Charges will be decreased in order, beginning with decreases to any requested increase in Rider Face Amount and followed by decreases in the initial Rider Face Amount.

Death of Additional Insured

Upon receipt of satisfactory evidence of the Additional Insured’s death, such as a certified copy of the death certificate or other lawful evidence providing equivalent information, the Rider Face Amount will be paid to the Additional Insured’s designated beneficiary. If no beneficiary has been designated, then the Rider Face Amount Proceeds will be paid to the Owner of the Policy.

Upon payment of the Rider Face Amount Proceeds, this Rider will terminate.

Rider Face Amount Proceeds

The Rider Face Amount Proceeds (“Proceeds”) is the amount payable upon the Death of the Additional Insured.  We will pay the Proceeds within two months after we receive, at our Administrative Office, the following:

•     Satisfactory evidence of the Additional Insured’s death as described in Death of the Additional Insured;

•     Proof of the claimant’s legal interest in the proceeds (see below); and

•     Sufficient evidence that any legal impediments to payment of Proceeds that depend on parties other than us have been resolved.  Legal impediments to payment include, but are not limited to (a) the establishment of guardianships and conservatorships; (b) the appointment and qualification of trustees, executors and administrators; (c) submission of information required to satisfy state and federal reporting requirements; and (d) conflicting claims.

When we receive notice of a potential claim, we will provide a Claim Form to the claimant. The claimant shall submit a completed and signed Claim Form and a certified copy of the death certificate for the Additional Insured. If you do not receive a Claim Form after notifying us of an Additional Insured’s death, please contact us at (800) 347-7787 or contact your life insurance producer.

We will pay interest on the Proceeds from the date of the Additional Insured’s death at a rate not less than the Minimum Annual Interest Rate for Funds Left on Deposit, shown in your Policy Specifications. If payment of Proceeds is delayed more than 31 calendar days after we receive satisfactory evidence of the Additional Insured’s death, we will pay Death Benefit Proceeds Additional Interest annually, at the rate shown in the Policy Specifications beginning with the 31st calendar day referenced above. Rider Face Amount Proceeds are paid as a lump sum unless you choose another payment method.

Conversion

This Rider may be converted to a new Policy on the life of the Additional Insured, either:

•     Upon termination of the Policy due to death of the Primary Insured under the Policy (see below);

•     At any time before the Additional Insured becomes Age 65, as long as the Rider is In Force; or

•     During the first two years this Rider is In Force regardless of the Additional Insured’s Age.

Once we are notified of the Primary Insured’s death, we will provide written notice regarding the additional coverage and that the Additional Insured may convert their coverage to an individual policy without providing evidence of insurability.

The Face Amount for this Rider will be cancelled on the issue date of any new policy.  The Face Amount of the new policy will be the same as, or lower than, the Face Amount of this Rider, provided that such Face Amount is at least equal to the minimum issue amount at the time of conversion. At the time of conversion, the new policy will be based on a plan of permanent life insurance that we make available for this purpose and will be issued using the same Risk Class or, if the same Risk Class is not available, using an available Risk Class that is equivalent to the Risk Class of this Rider. The new policy will be issued at our published rates which apply for the Additional Insured’s Age on the issue date of the new policy. Riders will not be included in the new policy without our consent.

Termination

The Rider will terminate on the earliest of:

•     your Written Request;

•     the date the Rider Face Amount Proceeds are paid;

•     the date the Additional Insured becomes Age 121; or

•     the date the Policy is no longer In Force, except if death of the Primary Insured occurs while the Policy is In Force, this Rider will remain in effect after the Policy is no longer In Force until the first Monthly Payment Date on which the Rider charges cannot be deducted from the Policy’s Accumulated Value.

Reinstatement

If the Policy lapses and is later reinstated, then as long as this Rider was in effect on the date the Policy was no longer In Force, this Rider may also be reinstated. To reinstate this Rider, we will require Evidence of Insurability satisfactory to us that the Additional Insured is insurable in at least the same Risk Class as when the Policy was issued.

•   Conversion Rider

Allows you to convert certain Eligible Coverages into a new Policy at any time during the conversion Policy year, as shown in the Policy Specifications. This Rider is automatically added to the Policy.

Rider Term:

Eligible Coverage- is Coverage under the Policy that qualifies for conversion, as shown in the Policy Specifications.

How the Rider Works:

You may request to have your new policy issued on any other permanent life insurance policy that we make available for conversions at the time of your conversion request.  We will issue your new policy at the same Risk Class as this Policy.  However, if you have increased your Policy’s Face Amount, resulting in your Policy having one or more Coverage Layers with Risk Classes that differ from the Risk Class for the Policy’s original Face Amount, the new policy will be issued at the Risk Class of the Policy’s most recent Coverage Layer.

If you exercise the Rider, we will not impose a surrender charge on this Policy and we will not require any evidence of insurability for the conversion.  If you exercise the Rider, we will issue the new policy you selected and Coverage under this Policy will terminate.

The Rider will terminate on the earliest of your Written Request, the death of the Insured, or the date the Policy is no longer In Force.

•   Premier LTC Rider

(This Rider is called “Accelerated Death Benefit Rider for Long-Term Care” in your Policy)

The Premier LTC Rider (LTC Rider) is a long-term care insurance rider that provides benefits for Covered Services incurred for Adult Day Care, Assisted Living Care, Home Health Care, Hospice Care, and Nursing Home Care. The Rider accelerates all or a portion of the Policy’s Death Benefit if you become Chronically Ill. You can only elect the LTC Rider at Policy issue.  The Rider allows the Policy Owner to accelerate the Policy’s death benefit proceeds as a monthly benefit for Covered Services while the Insured is Chronically Ill and receiving Qualified Long-Term Care Services at an approved location as prescribed under a Plan of Care, subject to the limitations, exclusions and eligibility conditions defined in the Rider (see the Limitations, Exclusions and Eligibility Conditions

for Benefits subsection below).  We assess a monthly charge for the Rider.  For more information, please see APPENDIX A: State Law Variations. This Rider must be elected at Policy Issue.

This Rider cannot be added to any policy that has the Premier Living Benefit Rider or the Premier Living Benefit Rider 2 attached.  You may elect both the Terminal Illness Rider and the LTC Rider at policy issue, as long as the Insured meets the eligibility requirements for each rider.

30-Day Right to Examine

The Owner has 30 days from the day this Rider is received to examine and return it to us if the Owner decides not to keep this Rider.  The Owner does not have to tell us the reason for returning this Rider.  The Rider can be returned to us at our Administrative Office or to the Producer through whom it was bought.  If you wish to cancel the Rider without cancelling the Policy, you must return the Policy and this Rider to us so that we can send you back the Policy without this Rider.  We will refund, as a credit to the Policy, the full amount of any Rider Charges paid within 30 days of such a Rider return and the Rider will be void from the start.

Rider Charge

We assess the LTC Rider Charge on each Monthly Payment Date and deduct it from the Policy’s Accumulated Value.  The maximum monthly charge for this Rider is equal to (a × b) where:

(a)  is the Maximum Monthly LTC Rider Charge Rate as shown in the Policy Specifications divided by 1000; and

(b)  is the LTC Net Amount at Risk.

During any Claim Period, we will waive any LTC Rider Charges that would occur as part of the Policy Monthly Deduction. The charges will resume when the Claim Period is no longer in effect. Rider charges will apply during any Elimination Period.

A hypothetical example of a Maximum Monthly LTC Rider Charge Calculation:

Assume the following:

•     Policy Death Benefit is $1,000,000

•     LTC Coverage Amount is $750,000

•     Policy Net Amount at Risk (NAR) is $948,351

•     Maximum Monthly LTC Rider Charge rate per $1000 of LTC NAR is 0.3426

LTC NAR = $711,263.25. The LTC Net Amount of Risk (NAR) is calculated on each Monthly Payment Date as [a × b] ÷ c where:

(a)  is the LTC Coverage Amount;

(b)  is the Policy’s Net Amount at Risk; and

(c)  is the Policy’s Death Benefit.

LTC Rider Charge = [Maximum Monthly LTC Rider Charge Rate ÷ 1000] x LTC NAR = $243.68

Rider Terms

Acceleration Percentage – an amount used to calculate Policy and Rider values after a benefit payment and after the corresponding reduction to the Policy’s Total Face Amount. It is calculated after each benefit payment as the LTC Benefit Amount divided by the Policy Death Benefit prior to the benefit payment.

Activities of Daily Living – generally include the following self-care functions:

•     Bathing oneself

•     Continence

•     Dressing oneself

•     Feeding oneself

•     Getting oneself to and from the toilet

•     Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Adjusted LTC Coverage Amount – the amount used to calculate the Maximum Monthly Benefit Payment Amount.  If no benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount.  Any decrease to LTC Coverage Amount will also decrease the Adjusted LTC Coverage Amount by the same dollar amount, except that the Adjusted LTC Coverage Amount will not be reduced for a benefit payment under this rider. We do not allow increases to the Adjusted LTC Coverage Amount.

Assessment –an evaluation done in the United States by a Licensed Health Care Practitioner to determine or verify that the Insured is a Chronically Ill Individual.

Assisted Living Care – personal/custodial monitoring and assistance with Activities of Daily Living provided in a residential setting in an Assisted Living Facility.

Assisted Living Facility – a facility that is licensed or certified or complies with the state’s facility licensing requirements to engage primarily in providing ongoing Assisted Living Care and related services as described in the Rider.

Chronically Ill Individual – an Insured who has been certified in writing as:

•     Being unable to perform at least two Activities of Daily Living without hands-on or standby assistance from another individual for a period of at least 90 days due to a loss of functional capacity; or

•     Requiring substantial supervision by another person for protection from threats to the Insured’s health or safety due to a Severe Cognitive Impairment as described in the Rider.

Claim Forms – we will provide Claim Forms for the filing of a Proof of Loss when we receive the notice of claim. If the Owner, Insured or Insured’s Representative does not receive the necessary Claim Forms within 15 days, a Proof of Loss can be filed without them by sending us a letter which describes the occurrence, the character and the extent of the loss for which the claim is made. That letter must be sent to us at our Administrative Office within the time noted below under Proof of Loss.

Claim Period- an uninterrupted period of time during which benefits are being paid under this Rider. The Claim Period for an occurrence begins on the date a benefit payment is made. After the final benefit payment for an occurrence is made, the Claim Period terminates at the end of the day prior to the next Monthly Payment Date.

Confinement or Confined – an Insured who is a resident in a Nursing Home Facility, an Assisted Living Facility or a Hospice Care Facility for a period for which a room and board charge is made.

Covered Services – the types of Qualified Long-Term Care Services the Insured must receive and must be prescribed under a Plan of Care in order to qualify for a benefit to be payable under this Rider.

Elimination Period –the total number of days that the Insured is a Chronically Ill Individual before benefits are payable. The Elimination Period is 90 days for all covered services.  The Elimination Period must only be met once; any subsequent claim will not be subject to a new Elimination Period

Home Health Care –medical and non-medical services, provided to ill, disabled or infirm persons by a Home Health Care Agency in their residences.

Home Health Care Agency –an entity that is licensed or certified to provide Home Health Care for compensation by the state in which it operates and employs staff who are qualified by training or experience to provide such care.

Hospice Care –services designed to provide palliative care and alleviate the Insured’s physical, emotional and social discomforts if he or she is Terminally Ill and in the last phases of life.

Hospice Care Facility –a facility that is appropriately licensed or certified to provide Hospice Care in the state in which it operates.

Immediate Family Member – the Insured’s Spouse and the parents, brothers, sisters and children of either the Insured or the Insured’s Spouse by blood, adoption or marriage.

In Good Order – the date the applicable Elimination Period has been completed and all of the requirements under the eligibility conditions for the payment of benefits under this Rider have been met and verified by us.

Licensed Health Care Practitioner – a physician, a registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States. A Licensed Health Care Practitioner must reside in the United States and cannot be you or an Immediate Family Member.

LTC Coverage Amount – the total benefits payable under the Rider, adjusted for certain policy transactions as further described in LTC Coverage Amount.

LTC Net Amount at Risk (NAR) – the LTC NAR is calculated on each Monthly Payment Date as (a) multiplied by (b) divided by (c) where:

(a) is the LTC Coverage Amount;

(b) is the Net Amount at Risk of the Policy; and

(c) is the Death Benefit of the Policy.

Maintenance or Personal Care Services – means any care the primary purpose of which is the provision of needed assistance with any of the disabilities as a result of which the Insured is a Chronically Ill Individual.  This includes protection from threats to health and safety due to Severe Cognitive Impairment.

Minimum LTC Coverage Amount – the minimum amount of long term care coverage available under the Rider; generally, $50,000 but varies by state and is shown in your policy specifications.

Monthly Per Diem Limitation – the Per Diem Limitation declared by the Internal Revenue Service and in effect on the date any LTC Benefit is effective, multiplied by the Maximum Per Diem Limitation Percentage shown in the Policy Specifications then multiplied by 30. The IRS releases updated Per Diem Limitations annually.  Current Per Diem Limitations can be found on the IRS’ website at www.irs.gov.  You may also contact us at our Life Insurance Operations Center to request a quote for the current Limitations.

Nursing Home Care –nursing care and related services provided on an in-patient basis by a Nursing Home Facility.

Nursing Home Facility – a facility or distinctly separate part of a hospital or other institution that is appropriately licensed or certified or complies with the state’s facility licensing requirements to engage primarily in providing Nursing Home Care to inpatients under a planned program supervised by a Physician.

Option C Amount – if Death Benefit Option C is elected, the Option C Amount is the Policy’s Total Face Amount plus premiums paid, less any withdrawals (WD) or other distributions and is subject to Death Benefit Option C Limit as described in the Policy Specifications.

Physician – a doctor of medicine or osteopathy legally authorized to practice medicine and surgery by the state in which he or she performs such function or action (as defined in Section 1861(r)(1) of the Social Security Act).

Plan of Care – a written individualized plan of services which is appropriate and consistent with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).  An approved Plan will be consistent with the care needs that were verified during the process of establishing that the Insured is a Chronically Ill Individual.  When we have received all information required to verify the Plan of Care, which will include the proposed provider of long term care services, we will generally complete the verification process within ten business days of the date of the claimant’s benefit eligibility approval.

Proof of Loss – written Proof of Loss is information satisfactory to us that describes and confirms that the Insured has met the eligibility requirements for the payment of benefits. We will request Proof of Loss; we may require Proof of Loss from the Insured on a monthly or per occurrence basis. An occurrence is an uninterrupted period of time during which the Insured is claiming benefits under this Rider. If the Insured recovers, but later opens a new claim, the subsequent claim will be considered a new occurrence. You must provide written Proof of Loss within 90 days after the occurrence or commencement of any loss covered for which benefits are claimed. However, we will still consider a claim if it was not possible to secure proof within the 90-day time frame and you provided the Proof of Loss as soon as reasonably possible thereafter. Except in the absence of legal capacity, we will not consider an expense to be a Covered Expense if Proof of Loss for that expense is furnished more than one year after the date the proof is otherwise required.

Qualified Long-Term Care Services – services that meet the requirements of Section 7702B(c)(1) of the Internal Revenue Code of 1986, as amended, as follows: necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services which are required by a Chronically Ill Individual and are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

Severe Cognitive Impairment – means a deficiency in an individual’s short or long-term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness.

Terminally Ill – means the Insured has a life expectancy of 12 months or less, as certified by a Physician.

Limitations, Exclusions and Eligibility Conditions for Benefits

To receive the Rider Benefit, you must satisfy the following conditions:

•     A Licensed Health Care Practitioner certifies the Insured as being a Chronically Ill Individual;

•     The Insured receives care that is a Covered Service under this Rider and care is provided pursuant to a written Plan of Care;

•     Coverage under this Rider is In Force on the date(s) the care is received;

•     Any assignee or any irrevocable Beneficiary under the Policy must provide written consent to payment of benefits;

•     The applicable Elimination Period has been satisfied.

If the Insured recovers from a Chronic Illness and the LTC Coverage Amount has not been exhausted, a new claim may be initiated, subject to the same eligibility requirements that applied to the initial claim.  However, the Elimination Period will already have been satisfied.  Benefits for subsequent claims will be calculated in the same manner as they were for the initial claim.

You must elect to accelerate benefits under the Policy by making a claim for benefits under this Rider. If the entire Death Benefit under the Policy is accelerated under the terms of this Rider, the Policy will terminate.

Certain pre-existing condition limitations apply. A pre-existing condition is any condition for which the Insured received medical advice or treatment in the six months preceding the LTC Rider Effective Date. If the Insured is Confined for a pre-existing condition that was disclosed in the application, that condition is considered a covered expense and the Elimination Period will begin on the

Rider Effective Date. We will not pay benefits for a Confinement due wholly or in part to a pre-existing condition which is not disclosed in the application if the need for services begins during the first six months after the Rider Effective Date.

The Rider will not pay benefits for:

•     Care or services provided by the Insured’s Immediate Family unless:

•     He or she is a regular employee of an organization which is providing the treatment, service or care; and

•     The organization receives the payment for the treatment, service or care;

•     Care or services for which no charge is made in the absence of insurance;

•     Care or services that result from an attempt at suicide (while sane or insane) or an intentionally self- inflicted injury;

•     Care or services that result from alcoholism or drug addiction;

•     Care or services that result from committing or attempting to commit or participating in a felony, riot or insurrection;

•     Care or Services received outside the United States unless the initial and any annual renewal certifications are completed by a Licensed Health Care Practitioner.

•     Care or services that result from active duty in the armed forces of any nation or international government or units auxiliary thereto, or the National Guard;

•     Care or services that result from war or any act of war, whether declared or undeclared;

•     Treatment provided in a government facility (unless current or future law requires that this Rider provide coverage);

•     Services for which benefits are available under Medicare or other governmental program (except Medicaid), any state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no-fault law; or

•     Services received while this Rider is not In Force, except as provided in the Extension of Benefits provision.

LTC Coverage Amount

The LTC Coverage Amount is the maximum amount of benefits payable under this Rider. The initial LTC Coverage Amount is shown in the Policy Specifications and is adjusted thereafter as described below.  The LTC Coverage Amount will never exceed the Policy’s Total Face Amount, or, if Death Benefit Option C is in effect, the lesser of the Total Face Amount or the Option C Amount.

The LTC Coverage Amount will be decreased at the time:

•                  we receive your Written Request;

•                  we pay a benefit in accordance with the terms of the Rider;

•                  a withdrawal from the Policy occurs; or

•                  the LTC Coverage Amount is greater than the Policy’s Total Face Amount; or, if you selected Death Benefit Option C, the LTC Coverage Amount will be decreased to the lesser of the Policy’s Total Face Amount or the Option C Amount.

Transaction	Reduction to LTC Coverage Amount	LTC Coverage Amount After Transaction
Benefit Payment	LTC Benefit Amount	A – B where: A is the LTC Coverage Amount before Benefit Payment; and B is the LTC Benefit Amount See Example #1 below
Withdrawal	Withdrawal /Policy Death Benefit x LTC Coverage Amount	A x (1- B/C) where: A is the LTC Coverage Amount before the withdrawal; B is the Withdrawal; and C is the Policy Death Benefit before the withdrawal See Example #2 below
Other reduction to the Total Face Amount (Death Benefit Option A or B is in effect)	Maximum of A or (B – C) where: A is 0; B is the LTC Coverage Amount; and C is the Policy Face Amount after the face reduction	Minimum of A or B where: A is the LTC Coverage Amount before the reduction to Total Face Amount; and B is the Total Face Amount after the reduction See Example #3 below

Transaction	Reduction to LTC Coverage Amount	LTC Coverage Amount After Transaction
Other reduction to the Total Face Amount (Death Benefit Option C is in effect)	Maximum of A or (B – C) where: A is 0; B is the LTC Coverage Amount; and C is the lesser of Policy Face Amount after the face reduction or the Option C Amount after the face reduction

Minimum of A, B or C where:

A is the LTC Coverage Amount before the reduction to Total Face Amount;

B is the Total Face Amount after the reduction;

C is the Option C Amount after the reduction to Total Face Amount

See Example #4 below

If no benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount.  Any decrease to LTC Coverage Amount will also decrease the Adjusted LTC Coverage Amount by the same dollar amount, except that the Adjusted LTC Coverage Amount will not be reduced for a benefit payment under this rider. We do not allow increases to the Adjusted LTC Coverage Amount.

Hypothetical Example #1:

Assume the following:

•     LTC Coverage Amount at issue is $750,000 and Total Face Amount is $1,000,000

•     LTC Benefit Amount = $10,000

Then:

LTC Coverage Amount = $740,000 ($750,000 - $10,000)

Adjusted LTC Coverage Amount = $750,000 (benefit payment does not reduce the Adjusted LTC Coverage Amount)

Hypothetical Example #2:

Assume the following:

•     LTC Coverage Amount is $740,000;

•     Death Benefit Option B

•     Adjusted LTC Coverage Amount is $750,000,

•     Total Face Amount is $1,000,000

•     Accumulated Value is $50,000

•     Death Benefit is $1,050,000

•     Withdrawal processed for $25,000

Then:

LTC Coverage Amount after WD = LTC Coverage Amount before Withdrawal x (1 – WD/DB) = $722,380.95

This is a reduction of $17,619.05 (740,000 – 722,380.95).  The same dollar amount reduces the Adjusted LTC Coverage Amount.

Adjusted LTC Coverage Amount = $732,380.95

Hypothetical Example #3:

Assume the following:

•     LTC Coverage Amount is $722,380.95

•     Adjusted LTC Coverage Amount is $732,380.95

•     Total Face Amount is $1,000,000

If there is a policy transaction that reduces the Total Face Amount to $800,000 there is no reduction to the LTC Coverage Amount or the Adjusted LTC Coverage Amount.  This is because the LTC Coverage Amount of $722,380.95 is still less than the Total Face Amount after reduction to $800,000.

If a there is a policy transaction that reduces the Total Face Amount to $600,000, then the LTC Coverage Amount is reduced to $600,000 so that the LTC Coverage Amount does not exceed the Total Face Amount.  This is a reduction of $122,380.95 and this same dollar amount will reduce the Adjusted LTC Coverage Amount.  The Adjusted LTC Coverage Amount after this reduction is $610,000.

Hypothetical Example #4: (Option C)

Assume the following:

•     LTC Coverage Amount is $950,000

•     Adjusted LTC Coverage Amount is $950,000

•     Total Face Amount is $1,000,000

•     DB Option C is in effect

•     Cumulative Premiums = 100,000

•     Cumulative Withdrawals = 150,000

The Option C Amount before the face reduction = 950,000 (1,000,000 + 100,000 – 150,000)

The Face Amount is reduced to 975,000

After this reduction to Total Face Amount, the Option C Amount is 925,000 (975,000 + 100,000 – 150,000)

Although the LTC Coverage Amount does not exceed the Total Face Amount after the reduction to the Total Face Amount, the LTC Coverage Amount does exceed the Option C Amount.  Therefore, after the reduction to the Total Face Amount, the LTC Coverage Amount is reduced to $925,000.  (The Adjusted LTC Coverage Amount is also reduced to $925,000).

The Rider at Exercise

The LTC Benefit Amount is the lesser of the dollar amount you requested or the Maximum Monthly Benefit Payment Amount available under this Rider. Any requested LTC Benefit Amount may not be less than the Minimum Monthly Benefit Payment Amount.

The Maximum Monthly Benefit Payment Amount is the lesser of:

•     The Maximum Monthly Percentage multiplied by the Adjusted LTC Coverage Amount; or

•     The Monthly Per Diem Limitation; or

•     The LTC Coverage Amount.

The Maximum Monthly Percentage is the maximum percentage of the Adjusted LTC Coverage Amount that will be paid as a monthly LTC Benefit.  You elect the Maximum Monthly Percentage shown in the Policy Specifications at Policy issue and cannot change it thereafter.

Provided the Policy is not in its Grace Period, the amount of the LTC Benefit Proceeds is equal to (a - b) where:

(a)         is the LTC Benefit Amount; and

(b)         is any Total Policy Debt immediately prior to the benefit payment, multiplied by the Acceleration Percentage.

LTC Benefit Proceeds During Policy Grace Period - If benefit payment is made while the Policy is in its Grace Period, we reduce the payment by any unpaid Monthly Deductions. The LTC Benefit Proceeds are equal to: (a – b – c) where:

(a)         is the LTC Benefit Amount; and

(b)         is any Total Policy Debt immediately prior to the benefit payment, multiplied by the Acceleration Percentage; and

(c)          is any Monthly Deductions due and unpaid immediately prior to the benefit payment, multiplied by 1 minus the Acceleration Percentage.

If (b + c) is greater than (a), no benefit payment will be made and the Policy will remain In Force.

A hypothetical example where the Policy is not in the Grace Period:

Assume the following:

•     LTC Coverage Amount is $750,000

•     LTC Benefit Amount is $10,000

•     Total Policy Debt before the benefit payment is $5,000

•     Policy Death Benefit before the LTC Benefit Amount is $1,000,000

Acceleration Percentage = 10,000 ÷ 1,000,000 = 1%

LTC Benefit Proceeds = 10,000 – (5,000 x 1%) = $9,950.00

A hypothetical example where the Policy is in the Grace Period:

Assume the following:

•     LTC Coverage Amount is $750,000

•     LTC Benefit Amount is $10,000

•     Policy Accumulated Value is $15,000

•     Standard Policy Debt before the benefit payment is $10,000

•     Alternate Policy Debt before the benefit payment is $5,200

•     Total Policy Debt (Standard Policy Debt + Alternate Policy Debt) before the benefit payment is $15,200

•     Monthly Deductions due and unpaid is $200

•     Policy Death Benefit before the LTC Benefit Amount is $1,000,000

Acceleration Percentage = 10,000 ÷ 1,000,000 = 1%

We will reduce Standard Policy Debt, Accumulated Value and Monthly Deductions due and unpaid each by the Acceleration Percentage (1%). If your Policy has an alternate loan under an alternate loan rider, then any Alternate Policy Debt is also reduced by the Acceleration Percentage (1%):

•     Accumulated Value after the benefit payment is $14,850

•     Standard Policy Debt after the benefit payment: $9,900

•     Alternate Policy Debt after the benefit payment: $5,148

•     Monthly Deductions due and Unpaid after the benefit payment is $198.00

LTC Benefit Proceeds = $10,000 - $152 - $198 = $9,650.00

If a benefit payment is made on the Monthly Payment Date, the benefit payment will be processed before the calculation of the Policy Monthly Deductions.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a Benefit payment, the following values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

•     the Policy’s Total Face Amount;

•     the Policy’s Accumulated Value;

•     any Alternate Accumulated Value of the Policy or any rider;

•     any Standard Policy Debt;

•     any alternate loan values, (including Alternate Policy Debt);

•     any Surrender Charge applicable for each Coverage Layer unless the Policy has a Maximum Surrender Charge. If your Policy has a Maximum Surrender Charge, it will be reduced by the Acceleration Percentage;

•     any Monthly Deduction due and unpaid during a Policy Grace Period;

•     For Policies with Death Benefit Option C, the sum of the premiums less withdrawals and other distributions as described in the Policy; and

•     For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

For example, if the Acceleration Percentage is 2%, each of the above values is reduced by 2% as shown below:

Policy Value	Before benefit payment	Reduction (2% x Value)	After benefit payment
Total Face Amount	$500,000	$10,000	$490,000
Accumulated Value	$50,000	$1,000	$49,000
Standard Policy Debt	$25,000	$500	$24,500
Alternate Policy Debt	$25,000	$500	$24,500
Surrender Charge	$1,000	$20	$980

Other values reduced by the Acceleration Percentage are reduced in a similar manner as shown in the example above.

The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Insured will be reduced according to the terms of the Policy and Rider. You may not decrease the Total Face Amount starting on the date a claim is In Good Order and continuing until the end of that Claim Period.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following a Benefit payment.

After reduction to your Policy’s Accumulated Value and any Total Policy Debt, any amount of Monthly Deductions that are due and unpaid at the time of a benefit payment are reduced by an amount equal to the Acceleration Percentage multiplied by the Monthly Deduction due and unpaid prior to the benefit payment.

Transfers of Accumulated Value during any Claim Period

Transfers from the Fixed Account or the Fixed LT Account to the Variable Investment Options are not permitted. You may transfer Accumulated Value from the Variable Investment Options to the Fixed LT Account, subject to limitations on allocations to the Fixed Options.

Other Effects on the Policy

Beginning on the date a claim is In Good Order under this Rider:

•     We will not allow Death Benefit Option Changes, except for changes into Death Benefit Option A;

•     We will not allow any requested increases in benefits under the Policy or any Riders; and

•     We will discontinue the Automated Income Option or any other systematic distribution program in effect.

You may not request a Policy Loan or Policy Withdrawal starting on the date a claim is In Good Order and continuing until the end of that Claim Period. When a Claim Period is no longer in effect, Policy Loans and Policy Withdrawals will be available according to the terms of the Policy.

The Riders After Exercising the Premier LTC Rider

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. Charges may be affected by the reduction in benefits and policy values. In addition:

•     For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and the no-lapse credit will be reduced on the date of each benefit payment;

•     Overloan protection riders cannot be exercised starting on the date a claim is In Good Order and continuing until the end of that Claim Period;

•     The Indexed Termination Credit Accrued provided by the Minimum Indexed Benefit Rider will be reduced on each Benefit Payment Date by an amount equal to the Indexed Termination Credit Accrued prior to the Benefit Payment multiplied by the Acceleration Percentage.

Lapse Protection during Claim Period

During any Claim Period, the Policy and Riders will not lapse. On each Monthly Payment Date during any Claim Period, we will make a determination of the Policy’s Net Accumulated Value. If the Policy’s Net Accumulated Value is greater or equal to zero, the Net Accumulated Value will not be reduced to less than zero, except for any amount attributable to any loan or alternate loan that would otherwise reduce the Net Accumulated Value. If the Policy’s Net Accumulated Value is less than zero, the Net Accumulated Value will not be reduced further, except for any amount attributable to any loan or alternate loan that would otherwise reduce the Net Accumulated Value. Policy loans and alternate loans will continue to be processed according to the Policy and may result in a negative Net Accumulated Value. You may have to pay additional Premium to prevent your Policy and any Riders from lapsing when the Claim Period is no longer in effect. If the Insured dies during the Claim Period, we will pay the Policy’s Death Benefit as defined in the contract. If we receive notification of the Insured’s death before a benefit payment is made, we will not make the benefit payment.  If we receive notification of the Insured’s death after a benefit payment is made, the benefit payment will reduce the Death Benefit proceeds payable under the Policy.

A hypothetical example with no Total Policy Debt:

Assume the following:

•     Accumulated Value prior to Monthly Deductions or benefit payment is $1,201

•     At benefit payment, Acceleration Percentage is 1%

•     Accumulated Value after benefit payment, but before Monthly Deductions is $1,189

•     Monthly Deductions due is $1,500

We will limit monthly deductions to $1,189 so that after the monthly deductions are assessed, the Accumulated Value is 0.  The difference is “offset” and there is no requirement that this offset amount ever be repaid.

A hypothetical example with Total Policy Debt:

Assume the following:

•     Accumulated Value prior to Monthly Deductions or benefit payment is $1,201

•     Standard Policy Debt prior to benefit payment is $250

•     Alternate Policy Debt prior to benefit payment is $250

•     Total Policy Debt (Alternate Policy Debt + Standard Policy Debt) prior to benefit payment is $500

•     At benefit payment, Acceleration Percentage is 1%

•     Accumulated Value after benefit payment, but before Monthly Deductions is $1,189

•     Standard Policy Debt after the benefit payment is $247.50

•     Alternate Policy Debt after the benefit payment is $247.50

•     Total Policy Debt (Alternate Policy Debt + Standard Policy Debt) after the benefit payment is $495

•     Net Accumulated Value is $694 ($1,189 - $495)

•     Monthly Deductions due is $1,500

We will limit monthly deductions to $694 so that after the monthly deductions are assessed, the Net Accumulated Value is 0.  The difference is “offset” and there is no requirement that this offset amount ever be repaid. Note that the Standard loan interest charge will be added to the Standard Policy Debt and the Alternate Loan interest charge will be added to the Alternate Policy Debt so that the Net Accumulated Value at the end of the month will be negative.

Rider Termination

The Rider is effective on the Rider Effective Date unless otherwise stated. It will terminate on the same date any of the following occur:

•     The Insured’s death;

•     The Rider is cancelled pursuant to the Owner’s request;

•     Exercise of any Policy overloan protection;

•     Any terminal illness benefit payment resulting in an Adjusted LTC Coverage Amount that is less than the Minimum LTC Coverage Amount;

•     The LTC Coverage Amount is zero; or

•     The Policy is terminated.

Lapse and Reinstatement

The Policy’s Lapse and Reinstatement section applies to the Rider, except as follows:

•     We will provide Notice of pending lapse or termination for non-payment of premium to you and the Insured, any assignee of record and any additional designee;

•     To protect the Policy and Rider against unintentional lapse, you must designate at least one additional person to receive the lapse notice or you must waive the designation in writing;

•     We will waive any LTC Rider Charges that would occur as part of the Policy Monthly Deduction during any Claim Period;

•     The Policy and Riders will not lapse during any Claim Period and the Policy’s Net Accumulated Value will not be reduced to less than zero, except for amounts attributable to Policy loans.

You may have to pay additional Premium to prevent your Policy and any Riders from lapsing when the Claim Period is no longer in effect.

You can reinstate your Rider under the Rider’s Reinstatement provision within six months from the end of the Grace Period and subject to our approval of your reinstatement application. A reinstated Rider will only cover loss resulting from an injury or condition that begins after the date of reinstatement. Otherwise, you will have the same rights under the Rider as you had before it terminated. If the Rider terminates while the Insured is Chronically Ill, we may reinstate coverage subject to conditions described in the Rider.

You cannot reinstate the Rider after six months from the end of the Grace Period, even if your Policy is reinstated.

Extension of Benefits

If this Rider terminates while the Insured is Confined in a Nursing Home Facility, Hospice Care Facility, or an Assisted Living Facility, benefits may be paid for such Confinement if the Confinement began while this Rider was In Force and the Confinement continues without interruption after termination. Extension of benefits stops on the earliest of:

•     The date when the Insured no longer meets the eligibility for the payment of benefits requirements;

•     The date the Insured is no longer Confined in a Nursing Home Facility, Hospice Care Facility, or an Assisted Living Facility; or

•     The date when the LTC Coverage Amount remaining after a monthly benefit payment is zero.

This Extension of Benefits provision is subject to all provision of this rider and all applicable coverage maximums.

If benefits are continued under this Extension of Benefits provision because the Policy has lapsed, no Death Benefit will be payable to the beneficiary under the Policy.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy.  In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Claims Provisions

We prefer that either you or the Insured notify us as soon as the Insured first becomes eligible and may soon need care covered by this Rider. Notify us even if you or the Insured is unsure, and we can help determine whether the Insured is eligible for benefits. To file a claim, you or the Insured may call us, notify us in writing or submit a completed Claim Form we provide.

When we receive the notice of claim, we will expect the Insured to submit a completed Claim Form. The information needed to establish the Insured’s eligibility for benefits will include:

•     Certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill Individual;

•     Confirmation through sufficient Proof of Loss that the Insured has incurred an expense for a Qualified Long-Term Care Service to initiate the Elimination Period; and

•     A Plan of Care.

In order to ensure that the Insured continues to meet the eligibility conditions for Rider Benefits throughout the Claim Period, we reserve the right to have the Insured evaluated by our nurse, to contact the Insured’s Physician(s) or other care provider and to review the Insured’s medical records at any time during the Claim Period.

We will provide Claim Forms for the filing of a Proof of Loss when we receive the notice of claim. If you, the Insured or the Insured’s Representative does not receive the necessary Claim Forms within 15 days, you can file a Proof of Loss without them by sending us a letter describing the occurrence, the character and the extent of the loss for which the claim is made. That letter must be sent to us at our Administrative Office within 90 days following the loss for which benefits are claimed.  We will not pay benefits until we verify eligibility for benefits.

Once a claim is In Good Order, benefit payments will start within 30 business days. Benefit payments will be made as long as the insured continues to meet the eligibility for the payment of benefits and our liability continues. Any periodic benefit payments will be made on a monthly basis as long as the loss and our liability continue. We pay the Benefits to you (or your designee) unless the Policy has been otherwise assigned.

If you or the Insured disagree with our decision regarding a claim, you may submit a Written Request for reconsideration of your claim within 60 days of that decision.  Any internal review of claim decisions will be consistent with applicable laws and regulations. You or the Insured should submit any additional information that you or the Insured feel is necessary for our review.

Care Coordination

The Rider provides access to Care Coordination under a national long-term care services referral network via a toll-free telephone number. Care Coordination helps identify a person’s functional, cognitive, personal and social needs for care and services and can help link the person to a full range of appropriate services. Services include free consultation, Assessments and tailored information to assist in planning and implementing a Plan of Care. There is no additional charge for this service and it has no effect on the LTC Coverage Amount. This service is subject to availability and may be modified, suspended, or discontinued at any time upon thirty days written notice.

• Premier Living Benefits Rider 2

(This Rider is called “Accelerated Death Benefit Rider for Chronic Illness and Terminal Illness” in your Policy.)

This Rider is only available at Policy issue and is not available for Policy’s issued in California. See Premier Living Benefits Rider below for Policy’s issued in California.

The Premier Living Benefits Rider is a chronic illness and terminal illness Rider that provides protection from the financial impacts of becoming chronically ill or terminally ill by providing acceleration of a portion of the Death Benefit.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay any Benefit payment, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

There is no separate premium requirement for this Rider. However, this Rider does not eliminate the need to pay premiums to keep the Policy in force. Even when receiving payment benefits under this Rider, the Owner must continue to pay any necessary premiums to avoid policy lapse.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Accelerated Death Benefit – the adjusted death benefit or portion of death benefit that is paid to a Chronically or Terminally Ill Individual.

Activities of Daily Living – generally include the following self-care functions:

•     Bathing oneself

•     Continence

•     Dressing oneself

•     Feeding oneself

•     Getting oneself to and from the toilet

•     Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Benefit Payment – the periodic or lump sum payment of the Accelerated Death Benefit proceeds.

Benefit Payment Date – the date or dates that a Benefit Payment is paid. Benefits will be paid when we confirm that the Insured has met the required conditions. See the Eligibility Conditions subsection below.

Certification of Illness – is either of the following:

•     A written certification from a Licensed Health Care Practitioner that the insured is a Chronically Ill Individual who meets the conditions of this Rider. Each certification is valid for a 12-month period and must state that the Chronic Illness is expected to be permanent; or

•     A written certification from a Licensed Physician that the insured is a Terminally Ill Individual who meets the conditions of this Rider. The certification must include the clinical, radiological or laboratory evidence of the condition that supports the certification.

We reserve the right to obtain an additional opinion of the Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Health Care Practitioner or Licensed Physician, eligibility for Benefits will be determined by a third-party Licensed Health Care Practitioner or Licensed Physician who is mutually acceptable to you and to us.

Chronic Illness - a medical condition where the Chronically Ill Individual has received a certification of illness that states:

•     They are permanently unable to perform at least two Activities of Daily Living without hands-on or stand-by assistance from another individual; or

•     They require permanent continual supervision by another person for protection from threats to the Insured’s health or safety due to severe cognitive impairment (deficiency in short or long-term memory, orientation as to person, place, and time, deductive or abstract reasoning, or judgment as it related to safety awareness.

Chronically Ill Individual – an Insured who has been certified as having a Chronic Illness.

Initial Eligible Amount – the lesser of the Maximum Lifetime Chronic Illness Benefit or the Death Benefit, when the first Benefit Payment under this Rider is made.

Licensed Health Care Practitioner – a physician, registered nurse, licensed social worker or other individual whom the United States Secretary of the Treasury may prescribe by regulation, and resides in the United States. A Licensed Health Care Practitioner may not be the Insured, the Owner, or the Insured’s or Owner’s spouse, child, stepchild, brother or sister, parent or grandparent, or the spouse, child, stepchild, brother, sister, parent, or grandparent of any of these persons. The Licensed Health Care Practitioner must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Licensed Physician – a physician who is licensed and residing in the United States and the physician is not the Owner, the Insured, or the Insured’s or Owner’s spouse, child, stepchild, brother or sister, parent or grandparent, or the spouse, child, stepchild, brother, sister, parent, or grandparent of any of these persons. The Licensed Physician must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Maximum Lifetime Chronic Illness Benefit – the maximum amount of Death Benefit that you can accelerate as a Chronic Illness Benefit during the Insured’s lifetime, as shown in your Policy Specifications. The Chronic Illness Benefit will not exceed the actual death benefit at the time this Rider is exercised.

Per Diem Limitation – used in the calculation of the Chronic Illness Benefit. Either annual or monthly Benefit Payments may be elected and they are determined as follows:

•     Annual Per Diem Limitation – the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 365.

•     Monthly Per Diem Limitation – the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 30.

Terminal Illness – A medical condition where the Terminally Ill Individual has been certified to have a life expectancy that is reasonably expected to be 12-months or less from the Benefit Date.

Terminally Ill Individual – an Insured who has been certified as having a Terminal Illness.

Eligibility Conditions – Chronic Illness or Terminal Illness

Eligibility Conditions – To receive an Accelerated Death Benefit, all the following conditions must be satisfied:

•     The Policy Owner must provide a written Request for Benefits. If we need additional information, within 15 days of our receipt of the written Request for Benefits, a Benefit Form will be provided to the Insured.  You must submit written proof that the Insured is either a Chronically Ill or Terminally Ill Individual.

•     The Insured must provide Certification of Illness that they are either a Chronically Ill Individual or a Terminally Ill Individual, whichever applies.

•     The Owner must provide us with the written consent of the assignee of record named under the Policy, if any, or the irrevocable beneficiary named under the Policy, if any.

•     There is no legal requirement that the benefit be used to meet the claims of creditors, whether in bankruptcy or otherwise, and there shall be no government agency that requires the benefit to apply for, obtain, or keep a government benefit or entitlement.

•     The Chronic or Terminal Illness shall not be the result of attempted suicide, or intentionally self-inflicted injury.

Request for Benefits – A written request for benefits may be for either one of the following:

•     Chronic Illness Benefits – may be made at any time after the date the Insured develops a Chronic Illness as defined in this Rider.  Only one request for Chronic Illness Benefits may be submitted during any 12-month period and each request must include a new Certification of Illness. Requests should also include the desired dollar amount and your election of annual or monthly benefit proceeds.

•     Terminal Illness Benefits - may be made at any time after the date the Insured develops a Terminal Illness as defined in this Rider. A request should include the desired dollar amount which is paid in one lump sum.

Accelerated Death Benefit Payments and Values – Chronic Illness Benefit

The Chronic Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Chronically Ill Individual who has met the Eligibility Conditions subsection referenced above.

Chronic Illness Benefit Proceeds - the amount of Chronic Illness Benefits that is payable on each Benefit Payment Date.

The Chronic Illness Benefit Proceeds are equal to a – (b x c) – (d x c), where:

a = the Chronic Illness Benefit;

b = the Total Policy Debt prior to the payment of the Chronic Illness Benefit;

c = the Chronic Illness Acceleration Percentage; and

d = the sum of any Monthly Deductions that are due and unpaid prior to the payment of the Chronic Illness Benefit, if the Policy is in the Grace Period.

The Chronic Illness Acceleration Percentage is equal to (a ÷ b), where:

a = the Chronic Illness Benefit; and

b = the Chronic Illness Reduction Factor multiplied by the Death Benefit on the Benefit Payment Date.

The Chronic Illness Reduction Factor is equal to (c + d) ÷ e, where:

c = 100% of the Cash Surrender Value immediately prior to the benefit payment;

d = the Chronic Illness Risk Factor (which varies based on the Insured’s attained Age, sec and Risk Class, the Accelerated Death Benefit Interest Rate, and a mortality table for disabled lives declared by us) times the result of the Death Benefit less the greater of zero or the Accumulated Value immediately prior to the benefit payment; and

e = the Death Benefit.

Election of Proceeds - The Chronic Illness Benefit Proceeds may be paid in one annual payment or in 12-monthly payments. Proceeds will be paid as an annual benefit unless you elect to receive monthly payments.

Annual Benefit Proceeds – Under this option, you may elect to receive one annual payment that will not exceed the Maximum Annual Chronic Illness Benefit Amount. A new Certification of Illness is required before each election date, which is the start of a new 12-month period. The following stipulations apply:

•     The amount of Chronic Illness Benefits requested may not be less than the Minimum Annual Chronic Illness Benefit Amount shown in the Policy Specifications; and

•     The amount of Chronic Illness Benefits paid will never be greater than the Maximum Annual Chronic Illness Benefit Amount.

Monthly Benefit Proceeds – Under this option, you may elect to receive proceeds in 12-monthly payments that will result in payment of the Chronic Illness Benefit Proceeds over a 12-month election period or until you cancel your request. The amount of Monthly Benefit Proceeds may vary from month to month, but will not exceed the Maximum Monthly Chronic Illness Benefit Amount (shown in the Policy Specifications) each Benefit Payment Date. A new Certification of Illness is required before each election date, which is the start of each new 12-month period however a new Request for Benefits will not be required. The following stipulations apply:

•     The amount of the Chronic Illness Benefits requested may not be less than the Minimum Monthly Chronic Illness Benefit Amount shown in the Policy Specifications;

•     The Chronic Illness Benefit will never be greater than the Maximum Monthly Chronic Illness Benefit Amount on that Benefit Payment Date; and

•     You may not change the dollar amount of the Chronic Illness Benefits you requested.

You may cancel an election of Monthly Benefit Proceeds at any time during the 12-month period that the Monthly Benefit Proceeds are being paid. However, a new Request for Chronic Illness Benefits may not be made until 12-months after the date the prior Request for Benefits was processed. Upon canceling your election, you will not receive any remaining monthly payments due and unpaid for the current 12-month election period.

Proceeds (annual or monthly) will be paid to you (or your designee) or your estate while the Insured is still living, subject to any required acknowledgment of concurrence for payout. Upon the death of the Owner we will pay the benefit, provided the benefit is requested prior to the Owner’s death, to his or her estate. Any payment of proceeds that is made in good faith by us is deemed irrevocable. Accelerated Death Benefits are paid as described in this Rider.

The Total Accelerated Chronic Illness Benefit is equal to the amount that the Death Benefit has been reduced as a result of paying an Accelerated Death Benefit under this Rider. The Total Accelerated Chronic Illness Benefit is equal to zero at the date of issue of this Rider.

Accelerated Death Benefit Payment and Values – Terminal Illness Benefit

Terminal Illness Benefit Proceeds – Terminal Illness Benefit Proceeds is the amount of Terminal Illness Benefit that is payable on the Benefit Payment Date. Terminal Illness Benefit Proceeds will be paid in one lump sum and are at least equal to the Acceleration Percentage multiplied by the difference between the current Cash Surrender Value and any outstanding Total Policy Debt. More details about the calculation are in the Policy Specifications. We will pay the Terminal Illness Benefit Proceeds only once per Policy.

The Terminal Illness Acceleration Percentage is equal to (a ÷ b), where:

a = the Terminal Illness Benefit; and

b = the Terminal Illness Eligible Coverage on the Benefit Payment Date.

The Terminal Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Terminally Ill Individual who has met the Eligibility Conditions subsection referenced above.

The Terminal Illness Eligible Coverage is the portion of the Policy Death Benefit that will qualify for determining the Terminal Illness Benefit under this Rider. The Terminal Illness Eligible Coverage is listed in the Policy Specifications. The Terminal Illness Eligible Coverage does not include:

•     Any insurance under the Policy on the life of someone other than the Eligible Insured; or

•     Any rider, on the Insured, that is not explicitly listed as being Terminal Illness Eligible Coverage.

Request for Benefits

Processing the Request for Benefits – Depending on whether a Chronic Illness Benefit or a Terminal Illness Benefit is requested, we will do one of the following on each Benefit Payment Date.

Upon request for Chronic Illness Benefits, we will:

•     Calculate the Chronic Illness Benefit Proceeds;

•     Verify that the Policy is not in the Grace Period. If it is, the Chronic Illness Benefit will be reduced by the amount needed to pay any portion of the Monthly Deduction due;

•     Limit the Chronic Illness Benefit Proceeds to the Maximum Annual Chronic Illness Benefit Amount or Maximum Monthly Chronic Illness Benefit Amount, each shown in the Policy Specifications, as applicable; and

•     Reduce Policy and Rider values as described herein.

Upon request for Terminal Illness Benefits, we will:

•     Calculate the Terminal Illness Benefit Proceeds;

•     Limit the Terminal Illness Benefit as shown in Terminal Illness Benefit Limitation shown in the Policy Specifications;

•     Reduce Policy and Rider values as described herein; and

•     Terminate any Chronic Illness Benefits.

Accelerated Death Benefits are payable immediately beginning on the Benefit Date. If payment of Accelerated Death Benefit proceeds is delayed thirty-one (31) calendar days after the Benefit Date, we will pay Death Benefit Proceeds Additional Interest as described in the Death Benefit Proceeds section of the Policy. Such additional interest rate will be applied to the Accelerated Death Benefit proceeds beginning on the 31st calendar day referenced above, to each Benefit Payment Date.

Rider Effects on Your Policy

When you exercise the Rider and we pay Benefit Proceeds, the following values will be reduced by an amount equal to the value below multiplied by the applicable Chronic or Terminal Illness Acceleration Percentage. On each Benefit Payment Date, the following values will be reduced:

•     the Total Face Amount;

•     the Accumulated Value;

•     the surrender charge for each Coverage Layer;

•     any Standard Policy Debt;

•     For Policies with Death Benefit Option C, the sum of the premiums less withdrawals; and

•     For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

Other Rider Effects on the Policy

After we make the initial Benefit Payment under the Rider:

•     You can change your Death Benefit Option, but only to Death Benefit Option A;

•     We will not allow any requested increases in benefits under the Policy or any Riders;

•     Policy Loan availability will continue according to Policy terms; and

•     We may discontinue any systematic distribution program in effect.

Premier Living Benefits Rider 2 Effects on Other Riders

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

•     If the Policy has an alternate loan under an alternate loan rider, then any alternate loan values are reduced by the Acceleration Percentage under this Rider. Alternate Policy Debt, Alternate Loan and Alternate Loan Interest Charged are all reduced on each Benefit Payment Date by an amount equal to their respective values prior to the payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.

•     Face Amounts for any term insurance rider on the Insured will be reduced as the Policy’s Total Face Amount is reduced;

•     For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and any no-lapse credit will be reduced on the date of each Benefit Payment by an amount equal to the applicable no-lapse guarantee premium or no-lapse credit prior to the payment of Benefit Proceeds, multiplied by the Acceleration Percentage;

•     For any no-lapse guarantee rider that is based on a no-lapse guarantee value, the no-lapse guarantee value will be reduced on each Benefit Payment Date by an amount equal to the no-lapse guarantee value prior to payment of Benefit Proceeds, multiplied by the Acceleration Percentage;

•     For policies with overloan protection riders, the overloan protection riders will terminate at the time the first Benefit Proceeds are paid;

•     The Indexed Termination Credit Accrued provided by the Minimum Indexed Benefit Rider will be reduced on each Benefit Payment Date by an amount equal to the Indexed Termination Credit Accrued prior to the Benefit Payment multiplied by the Acceleration Percentage.

Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code. You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy.  In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Rider Termination

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your Written Request;

•     Acceleration of any part of the Policy’s Death Benefit because of the Insured’s terminal illness while the Insured is still living;

•     The date Rider benefits equal to the total Death Benefit have been accelerated;

•     Exercise of an overloan protection rider;

•     When the Rider or the Policy terminate; or

•     When you notify us of the Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

• Premier Living Benefits Rider

(This Rider is called “Accelerated Death Benefit Rider for Chronic Illness” in your Policy.)

This Rider is only available at Policy issue and is only available for Policy’s issued in California.

The Premier Living Benefits Rider is a chronic illness Rider that provides protection from the financial impacts of becoming chronically ill by providing acceleration of a portion of the Death Benefit in the event that you become chronically ill.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay the Rider Benefit, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to, Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Activities of Daily Living – generally include the following self-care functions:

•     Bathing oneself

•     Continence

•     Dressing oneself

•     Feeding oneself

•     Getting oneself to and from the toilet

•     Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Annual Per Diem Limitation – the Per Diem Limitation declared by the Internal Revenue Service on the date the Chronic Illness Benefit Proceeds are effective, multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 365.

Chronically Ill Individual – as defined under the federal Health Insurance Portability and Accountability Act, an Insured who has been certified in writing as:

•     Being permanently unable to perform at least two Activities of Daily Living without hands-on or standby assistance from another individual; or

•     Requiring continual supervision by another person for protection from threats to the Insured’s health or safety as described in the Rider.

Initial Eligible Amount – the lesser of the Maximum Lifetime Accelerated Death Benefit or the Death Benefit on the effective date of the initial request for the Chronic Illness Benefit.

Licensed Health Care Practitioner – a physician, registered nurse, licensed social worker or other individual whom the United States Secretary of the Treasury may prescribe by regulation. A Licensed Health Care Practitioner may not be the Insured, the Owner, or the Insured’s or Owner’s spouse or domestic partner, child or stepchild, brother or sister, parent or grandparent, or the spouse, domestic partner, child, stepchild, brother, sister, parent, or grandparent of any of these persons. The Licensed Health Care Practitioner must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Maximum Lifetime Accelerated Death Benefit – the maximum amount of Death Benefit that you can accelerate under the Premier Living Benefits Rider during the Insured’s lifetime, as shown in the Policy Specifications.

Monthly Per Diem Limitation -  the Per Diem Limitation declared by the Internal Revenue Service on the date the Chronic Illness Benefit Proceeds are effective, multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 30.

Severe Cognitive Impairment – loss or deterioration in intellectual capacity that is comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia, and measured by clinical evidence and standardized tests that reliably measure impairment in the individual’s short-term or long-term memory, orientation as to people, places, or time, and deductive or abstract reasoning.

Eligibility Conditions

This Rider may be attached to only one policy per insured. If you have existing Pacific Life Policies with a chronic illness rider, you may choose to either:

1. terminate the chronic illness rider on your existing policy, and obtain a new chronic illness rider with a newly-issued policy, if you qualify; or

2. maintain the chronic illness rider on your existing policy, and accept any applied for life insurance, if issued, without the chronic illness rider.

You should not terminate any existing Pacific Life chronic illness rider until the new application with a chronic illness rider has been approved by Pacific Life. If an insured’s chronic illness has generated benefits under any existing Pacific Life policy, that insured does not qualify for a new chronic illness rider. Please understand that chronic illness benefits may be higher or lower based upon the policy to which it is attached. Request sample illustrations from your life insurance producer to help determine the policy configuration is appropriate for you.

To receive the Rider Benefit, you must satisfy the following conditions:

•     You must submit a Written Request while the Policy is In Force; we will provide you with a claim form within 15 days of your Written Request. Your completed claim form must contain proof that the Insured is a Chronically Ill Individual;

•     Any assignee or any irrevocable Beneficiary under the Policy must provide written consent;

•     The Chronically Ill Individual’s illness must not be the result of attempted suicide or intentionally self-inflicted injury.

We will pay the Benefits immediately after we receive written certification from a Licensed Health Care Practitioner that the Insured is a Chronically Ill Individual and meets the conditions described in the Rider. We reserve the right to obtain an additional opinion of the Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Health Care Practitioner, eligibility for Benefits will be determined by a third Licensed Physician who is mutually acceptable to you and to us.

We pay the Benefits to you (or your designee) or to your estate while the Insured is still living, unless the Policy has been otherwise assigned.

The Rider at Exercise

You may request the Rider Benefits once per twelve-month period. Your Written Request should include:

•     The Benefit amount requested; and

•     Your selection of an annual payment, monthly payments, or a lump sum payment. If your request does not specify a payment option, we will pay the Benefit as an annual payment.

If you elect to receive an annual payment, we will provide you with one lump-sum payment. Your request for an annual payment cannot be less than $5,000, and can never be greater than the Maximum Annual Benefit Amount. The Maximum Annual Benefit Amount is the lesser of:

•     The Annual Per Diem Limitation; or

•     The Reduction Factor times the Eligible Accelerated Annual Death Benefit. The Reduction Factor is equal to [a + b] ÷ c where

(a)         is 100% of the Policy’s Cash Surrender Value;

(b)         is the Chronic Illness Risk Factor times the result of the Death Benefit minus the greater of zero or the Policy’s Accumulated Value; and

(c)          is the Death Benefit.

The Eligible Accelerated Annual Death Benefit is the lesser of:

•     24% of the Initial Eligible Amount; or

•     The excess of the Maximum Lifetime Accelerated Death Benefit over the Total Accelerated Death Benefit; or

•     The Death Benefit.

The Chronic Illness Risk Factor is based on the Insured’s attained Age, sex and Risk Class, and the Accelerated Death Benefit Interest Rate and a mortality table for disabled lives we declare.

If you elect to receive monthly payments, we will pay up to the Maximum Monthly Benefit over a 12-month period. Your request:

•     May not be less than $500;

•     Only one request may be made in a 12-month period;

•     The benefit will never be greater than the Maximum Monthly Benefit;

•     You may not change the amount of the requested benefit payment; and

•     You may choose to suspend payments for the remainder of the year.

The Maximum Monthly Benefit Amount is the lesser of:

•     The Monthly Per Diem Limitation; or

•     The Reduction Factor multiplied by the Eligible Accelerated Monthly Death Benefit.

The Eligible Accelerated Monthly Death Benefit is the lesser of:

•     2% of the Initial Eligible Amount; or

•     The excess of the Maximum Lifetime Accelerated Death Benefit over the Total Accelerated Death Benefit; or

•     The Death Benefit.

If you elect to receive a one-time lump sum benefit, we will pay up to the Maximum Lump Sum Benefit Amount.  This benefit can only be paid one time.  If you request a lump sum benefit, the rider will terminate after the benefit payment is made. Your request:

•     May not be less than $5,000;

•     The benefit will never be greater than the Maximum Lump Sum Benefit Amount;

The Maximum Lump Sum Benefit Amount is the Reduction Factor multiplied by the Eligible Accelerated Lump Sum Death Benefit.

The Eligible Accelerated Lump Sum Death Benefit is the lesser of:

•     50% of the Initial Eligible Amount; or

•     The Death Benefit.

The Total Accelerated Death Benefit is the sum of all Death Benefit amounts that have been accelerated under this Rider; the Total Accelerated Death Benefit is equal to zero the date this Rider is issued.

The Accelerated Death Benefit Interest Rate will not exceed the greater of:

•     The current yield on the 90-day Treasury bill; or

•     The maximum fixed annual rate of 8% in arrears or a variable rate determined in accordance with the National Association of Insurance Commissioners Policy Loan Interest Rate Model.

When you exercise the Rider, we will send you a statement demonstrating the effect of exercising the Rider on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

At the time of each Benefit payment, we will:

•     Verify that the Policy is not in the Grace Period. If it is in the Grace Period, we will reduce the Benefit payment by the amount needed to pay any Monthly Deduction required to keep the Policy In Force;

•     Limit the Benefit to the Maximum Annual Benefit Amount or Maximum Monthly Benefit Amount, as applicable;

•     Calculate the amount payable upon request under this Rider (the “Chronic Illness Benefit Proceeds”);

•     Reduce the Policy and Rider values as described in the Rider; and

•     Send you an endorsement to the Policy, which will include a statement of the effect of the Benefit payment on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a Benefit payment, the following values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

•     the Total Face Amount;

•     the Accumulated Value;

•     the surrender charge for each Coverage Layer;

•     For Policies with Death Benefit Option C, the sum of the premiums less withdrawals; and

•     For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

The Acceleration Percentage equals (a ÷ b) where:

a = the Chronic Illness Benefit; and

b = the Reduction Factor multiplied by the Death Benefit on the date of each benefit payment.

Your Policy’s Total Face Amount will be reduced by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Insured will be reduced according to the terms of the Policy and Rider.

The Policy’s Investment Options values are reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Investment Option values prior to the benefit payment. The reduction to the values in each of the Investment Options will be treated as an Account Deduction.

We will reduce your Standard Policy Debt, Standard Loan Account and Standard Loan Account Value on the date of a Benefit payment by an amount equal to their respective values prior to the Benefit payment multiplied by the Acceleration Percentage. If your policy has an alternate loan under an alternate loan rider, alternate loan values are reduced by benefit payments under this Rider. Alternate Policy Debt, Alternate Loan and Alternate Loan Interest Charged are all reduced on the date of the benefit payment by an amount equal to their respective values prior to the benefit payment multiplied by the Acceleration Percentage.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following a Benefit payment.

Your Policy’s Cash Surrender Value and Net Cash Surrender Value following a Benefit payment will be calculated according to the terms of the Policy.

Other Effects on the Policy

After we make the initial Benefit payment under the Rider:

•     You can change your Death Benefit Option, but only to Death Benefit Option A;

•     We will not allow any requested increases in benefits under the Policy or any Riders; and

•     We will discontinue the Automated Income Option or any other systematic distribution program in effect.

The Riders After Exercising the Premier Living Benefits Rider

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

•     Face Amounts for any term insurance rider on the Insured will be reduced as the Policy’s Total Face Amount is reduced;

•     For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and the no-lapse credit will each be reduced on the date of each benefit payment;

•     For policies with overloan protection riders, the riders will terminate at the time the first Benefit proceeds are paid;

•     The Indexed Termination Credit Accrued provided by the Minimum Indexed Benefit Rider will be reduced on each Benefit Payment Date by an amount equal to the Indexed Termination Credit Accrued prior to the Benefit Payment multiplied by the Acceleration Percentage;

•     The sum of the Policy’s Fixed, Variable and Indexed Account Values will be reduced on the date of the claim for Benefits.

Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code. You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your Written Request;

•     Acceleration of any part of the Policy’s Death Benefit because of the Insured’s terminal illness;

•     When you have accelerated the maximum amount of Death Benefit that can be accelerated under the Rider, as shown in the Policy Specifications;

•     Exercise of an overloan protection rider;

•     When a lump sum payment is elected;

•     When the Rider or the Policy terminate; or

•     When you notify us of the Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy.  In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

• Terminal Illness Rider

(This Rider is called “Accelerated Death Benefit Rider for Terminal Illness” in your Policy.)

Not available for Policy’s issued with the Premier Living Benefits Rider 2. If you do not qualify for the Premier Living Benefits Rider 2, you may elect the Terminal Illness Rider.

The Terminal Illness Rider provides protection from the financial impacts of having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less by providing acceleration of a portion of the Death Benefit. For more information, please see APPENDIX A: State Law Variations. This Rider must be elected at Policy Issue.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay the Rider Benefit, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to, Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Eligible Coverage – the portion of the Policy Face Amount that will qualify for determining the Terminal Illness Benefit under the Terminal Illness Benefit Rider. Your Policy’s Eligible Coverage is listed in the Policy Specifications under the Terminal Illness Rider. It does not include any insurance on the life of anyone other than the Insured and any other rider on the Insured.

Licensed Physician – a physician licensed and residing in the United States. The Licensed Physician cannot be you or an immediate family member.

Terminally Ill Individual – an Insured who has been certified in writing as having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less.

Eligibility Conditions

To receive the Rider Benefits, you must satisfy the following conditions:

•     You must submit a Written Request while the Policy is In Force; we will provide you with a claim form within 15 days of your Written Request. Your completed claim form must contain proof that the Insured is a Terminally Ill Individual;

•     Any assignee or any irrevocable Beneficiary under the Policy must provide written consent;

•     The Terminally Ill Individual’s illness must not be the result of attempted suicide or intentionally self-inflicted injury;

•     If your Policy is a last survivor policy, it will only be eligible for a Terminal Illness Benefit after the death of the first Insured and only if the survivor is a Terminally Ill Individual.

The Terminal Illness Benefit will be payable when we receive written certification from a Licensed Physician that the Insured is a Terminally Ill Individual and meets the conditions described in the Rider. We reserve the right to obtain an additional opinion of the Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Physician, eligibility for Benefits will be determined by a third Licensed Physician who is mutually acceptable to you and to us.

The Terminal Illness Benefit will not be payable if the law requires the Benefit to meet creditor claims or a government agency requires the Benefit for application or maintenance of a government benefit or entitlement.

The Premier Living Benefits Rider will terminate when we receive a Written Request for the Terminal Illness Benefit under this Rider.

The Rider at Exercise

You may submit your Written Request for benefits under the Rider, including the amount of Terminal Illness Benefit requested, when the Insured qualifies as a Terminally Ill Individual and meets the eligibility conditions.

When we make the benefit payment we will:

•     Limit the benefit to the lesser of 75% of the Eligible Coverage or $250,000;

•     Calculate the Terminal Illness Benefit Proceeds, as described below; and

•     Reduce Policy and Rider values.

Calculating the Benefit Under the Rider

The Terminal Illness Benefit Proceeds is the amount payable under the Rider. It is a one-time payment equal to the Terminal Illness Benefit multiplied by (a) and reduced by (b) and (c) where:

(a)         the Terminal Illness Reduction Factor;

(b)         Total Policy Debt multiplied by the Acceleration Percentage; and

(c)          a processing charge, guaranteed not to exceed $100.

If the Insured dies within 30 days of payment of the Terminal Illness Benefit Proceeds, we will refund the amounts defined in (a) and (c) above.

The Terminal Illness Reduction Factor is equal to (a) x (b) where:

(a)         equals 1; and

(b)         equals 1 plus the Accelerated Death Benefit Interest Rate.

The Accelerated Death Benefit Interest Rate will not exceed the greater of:

•     the current yield on the 90-day Treasury Bill; or

•     the maximum fixed annual rate of 8% in arrears or a variable rate determined in accordance with the National Association of Insurance Commissioners Policy Loan Interest Rate Model.

We pay the Terminal Illness Benefit as a lump sum. It is guaranteed never to be less than $500 or 25% of your Policy’s Face Amount. We will pay the Terminal Illness Proceeds once per Policy.

If you send us Written Notice that the Insured has died before we have paid the Terminal Illness Benefit, we will not make the payment. However, if we pay the Terminal Illness Benefit before we receive Written Notice of the Insured’s death, the payment will be effective and we will reduce the Death Benefit Proceeds payable under the Policy.

We pay the Benefits to you (or your designee) or to your estate while the Insured is still living, unless the Policy has been otherwise assigned.

When you exercise the Rider, we will send you a statement demonstrating the effect of exercising the Rider on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

At the time of each Benefit payment, we will:

•     Calculate the amount payable upon request under this Rider (the “Terminal Illness Benefit Proceeds”);

•     Reduce the Policy and Rider values as described in the Rider; and

•     Send you an endorsement to the Policy, which will include a statement of the effect of the Benefit payment on the Policy’s Accumulated Value, Death Benefit, Premium, cost of insurance Charges and Policy Loans.

If you request another transaction on the same day as a Terminal Illness Benefit is paid, we will process the Terminal Illness Benefit Proceeds after we have processed the other requested transactions.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a Benefit payment, Policy values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

•     the Total Face Amount;

•     the Accumulated Value;

•     For Policies with Death Benefit Option C, the sum of the premiums less withdrawals; and

•     For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

The Acceleration Percentage equals (a ÷ b) where:

a = the Terminal Illness Benefit; and

b = the Eligible Coverage on the date of each Benefit payment.

Your Policy’s Total Face Amount will be reduced by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Insured will be reduced according to the terms of the Policy and Rider.

The Policy’s Death Benefit and Accumulated Value will continue to be calculated in accordance with the terms of the Policy.

The Policy’s Investment Options values are reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Investment Option values prior to the benefit payment. The reduction to the values in each of the Investment Options will be treated as an Account Deduction.

We will reduce your Standard Policy Debt, Standard Loan Account and Standard Loan Account Value on the date of a Benefit payment by an amount equal to their respective values prior to the Benefit payment multiplied by the Acceleration Percentage. If your Policy has an alternate loan under an alternate loan rider, alternate loan values are reduced by benefit payments under this Rider. Alternate Policy Debt, Alternate Loan and Alternate Loan Interest Charged are all reduced on the date of the benefit payment by an amount equal to their respective values prior to the benefit payment multiplied by the Acceleration Percentage.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following the Benefit payment.

Your Policy’s Cash Surrender Value and Net Cash Surrender Value following the Benefit payment will be calculated according to the terms of the Policy.

The Riders After Exercising the Terminal Illness Rider

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

•     Face Amounts for any term insurance rider on the Insured will be reduced as the Policy’s Total Face Amount is reduced;

•     For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and the no-lapse credit will each be reduced on the date of each Benefit payment;

•     For policies with overloan protection riders, the rider will terminate at the time the first Terminal Illness Benefit proceeds are paid;

•     The Indexed Termination Credit Accrued provided by the Minimum Indexed Benefit Rider will be reduced on each Benefit Payment Date by an amount equal to the Indexed Termination Credit Accrued prior to the Benefit Payment multiplied by the Acceleration Percentage.

Terminal Illness Benefit Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code.

You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•     Your Written Request;

•     The date the Benefit under the Rider are paid;

•     Exercise of an overloan protection rider;

•     When the Rider or the Policy terminate; or

•     When you notify us of Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy.  In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Things to Keep in Mind

We offer other variable life insurance policies which provide insurance protection on the life of the Insured. We also offer riders that provide Coverage on the Insured. Many life insurance policies and riders have some flexibility in structuring the Face Amount, the Death Benefit, and premium payments in targeting cash values based on your particular needs.

Providing Coverage on the Insured using Rider Coverage will result in different Policy charges than Coverage under the Policy alone. In general, your Policy Coverage offers the advantage of lower overall guaranteed charges than the added Riders. If you add a Rider or Riders to your Policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all planned premiums are paid. Adding a Rider or Riders may also affect the amount of premium you can pay on your Policy and still have it qualify as life insurance.

Accelerated death benefit payments received for a chronic illness may be taxable in certain situations, such as when benefit payments are made from multiple policies or when benefit amounts exceed certain IRS limitations (referred to as “per diem” limitations). Pacific Life cannot determine the taxability of benefit payments. Tax treatment of long-term care benefits is complex, and will depend on the amount of benefits taken, the amount of qualified expenses incurred and possibly other factors. Receipt of accelerated death benefits may affect eligibility for public assistance programs such as Medicaid. Consult your qualified and independent legal and tax advisors about the tax implications of these benefits.

Combining a Policy with an Annual Renewable Term Rider or Scheduled Annual Renewable Term Rider (if available), may lower costs and may improve Accumulated Value accrual for the same amount of Death Benefit. However, your Policy has guaranteed maximum charges. Adding an Annual Renewable Term Rider will result in guaranteed maximum charges that are higher than for a single Policy with the same Face Amount.

We also offer the ability to have increases in Coverage, either by requesting an increase in Face Amount or by using scheduled increases in Policy and/or Rider Coverages. Scheduled increases will avoid the need for further medical underwriting. A requested increase in Coverage can provide for a larger increase, but would be subject to full underwriting and could result in a different Risk Class than that originally underwritten. Policy charges will vary based on the amount and timing of increases, and on whether the increase was scheduled or requested.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You should discuss your insurance needs and financial objectives with your life insurance producer before purchasing any life insurance product or purchasing additional insurance benefits. You should also consider a periodic review of your Coverage with your life insurance producer.

HOW PREMIUMS WORK

Your Policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50 unless a lower premium payment is required to keep the Policy In Force.

The amount, frequency, and period of time over which you make premium payments may affect whether your Policy will be classified as a Modified Endowment Contract, or no longer qualifies as life insurance for tax purposes. See VARIABLE LIFE INSURANCE AND YOUR TAXES for more information.

We deduct a premium load from each premium payment, and then allocate your Net Premium to the Investment Options you have chosen. However, if you have chosen the Indexed Fixed Options, your Net Premium will first be allocated to the Fixed Account and transferred from the Fixed Account to the Indexed Fixed Options on the Segment Start Date. The Accumulated Value transferred from the Fixed Account to the Indexed Fixed Options may be less than the Net Premium or the Accumulated Value you transferred to the Fixed Account because there may have been deductions from the Fixed Account, such as those due to Monthly Deductions, withdrawals or Policy loans.

There is other information you should know about allocating all or part of a Net Premium to the Indexed Fixed Options. You can only allocate a Net Premium to the Indexed Fixed Options if your Policy is not in a Lockout Period. In addition, you must notify us of your allocation to the Indexed Fixed Options by the Cutoff Date (two Business Days before a Segment Start Date) of a particular Segment Start Date in order for Accumulated Value to be transferred from the Fixed Account to the Indexed Fixed Options on that Segment Start Date. See YOUR INVESTMENT OPTIONS – Indexed Fixed Options. Otherwise, your Accumulated Value will not be transferred to the Indexed Fixed Options on the Segment Start Date.

We do not count the allocation from the Fixed Account to the Indexed Fixed Options towards the number of transfers you may make in a Policy Year. In addition, we do not count such transfer towards the number of transfers you may make in a Policy Year without a transfer fee.

Your Initial Premium

We apply your first premium payment to the Policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your Policy to be In Force. See HOW PREMIUMS WORK – Allocating Your Premiums for more information on when your first Net Premium is allocated to the Investment Options.

If you have outstanding contractual and administrative requirements, your life insurance producer will notify you of a delivery date when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your Policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the Policy and refund any premium payment you have made. We may extend the delivery date in some cases.

Planned Premium Payments

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned premium. Here’s how it works:

•     You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly Electronic Funds Transfer Plan, which is described below. If you want to change the scheduled premium payment amount or frequency, contact us in writing.

•     We send you a notice to remind you of your scheduled premium payment (except for monthly Electronic Funds Transfer Plan payments, which are paid automatically). If you own more than one Policy, you can request us to send one notice – called a list bill – that reminds you of your payments for all of your Policies. We require at least three participants for a list bill. You can choose to receive the list bill every month.

•     If you have any Total Policy Debt, we will treat any payment you make during the life of your Policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your Total Policy Debt, we will treat it as a premium payment.

You do not have to make the premium payments you have scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your Policy’s Accumulated Value and Death Benefit, and could cause your Policy to lapse. Even if you pay all your premiums when they’re scheduled, your Policy could lapse if the Accumulated Value, less any Total Policy Debt, is not enough to pay your monthly charges. Turn to YOUR POLICY’S ACCUMULATED VALUE for more information.

Paying Your Premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

•     by personal check, drawn on a U.S. bank

•     by cashier’s check, if it originates in a U.S. bank

•     by money order in a single denomination of more than $10,000 for in force payments, if it originates in a U.S. bank

•     by third party payments, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the Insured and/or Owner

•     by temporary check with the ABA routing number and account number pre-printed on the check

•     wire transfers that originate in U.S. banks.

We will not accept premium payments in the following forms:

•     cash

•     credit card or check drawn against a credit card account

•     traveler’s checks

•     cashier’s check or money order drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank

•     money order in a single denomination of $10,000 or less

•     third party payments, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the Insured and/or Owner

•     wire transfers that originate from foreign bank accounts.

If your Policy is subject to the Minimum Death Benefit, and you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit regardless of which Death Benefit Option you have selected. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your Policy’s Net Amount At Risk. For more information, see YOUR POLICY’S ACCUMULATED VALUE on how cost of insurance charges are calculated.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by Electronic Funds Transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly Electronic Funds Transfer Plan

You can make monthly premium payments or loan payments using our Electronic Funds Transfer Plan. Here’s how it works:

•     You authorize us to withdraw a specified amount from your checking account, savings account or money market account each month.

•     If you do not specify a day for us to make the withdrawal, we will withdraw the payment on your Policy’s monthly anniversary.

•     If you make monthly payments by the Electronic Funds Transfer Plan, we will apply the payments as loan repayment unless you have requested that payments be applied as premium payments.  Loan payments made by the Electronic Funds Transfer Plan must be at least $50.

Deductions From Your Premiums

There are different premium types for this Policy. The premium type is used to determine the applicable premium load for each premium payment. The three premium load types are basic premium load, internal premium load, and surplus premium load.

We deduct a maximum basic premium load of 6.90% from each premium payment you make excluding any internal premiums. Internal premiums are premiums made by a replacement or conversion of an existing policy you have with us. We deduct a maximum internal premium load of 6.90% from each internal premium.

The surplus premium load is deducted from premiums paid (excluding internal premiums) that are greater than a certain amount (called the Premium Band in your Policy Specifications) as long as the Policy is In Force. The surplus premium load is the surplus premium load rate multiplied by total premiums made in excess of the Premium Band. The maximum surplus premium load rate on a guaranteed basis is 20% of the premiums made in excess of the Premium Band. The Premium Band and the current surplus premium load rate will vary by Policy, however, once the Policy is issued the applicable Premium Band and the current surplus premium load rate will never change. Work with your life insurance producer prior to purchase to determine what Premium Band and surplus premium load applies to you.

Premium loads help pay for the cost of distributing our Policies, and is also used to pay state and local premium taxes, any other taxes that may be imposed, and to compensate us for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy acquisition expenses for federal income tax purposes. These consequences are referred to as the deferred acquisition cost (“DAC tax”).

Like other Policy charges, we may profit from premium loads and may use these profits for any lawful purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.

Limits on the Premium Payments You Can Make

We will not accept premium payments after your Policy’s Monthly Deduction End Date.

Federal tax law puts limits on the amount of premium payments you can make in relation to your Policy’s Death Benefit. These limits apply in the following situations:

•     If you have chosen the Guideline Premium Test as your Death Benefit Qualification Test and accepting the premium means your Policy will no longer qualify as life insurance for federal income tax purposes.

•     If applying the premium in that Policy Year means your Policy will become a Modified Endowment Contract. You may direct us to accept premium payments or other instructions that will cause your Policy to be treated as a Modified Endowment Contract by signing a Modified Endowment Contract Election Form. You will find a detailed discussion of Modified Endowment Contracts in VARIABLE LIFE INSURANCE AND YOUR TAXES. You should speak to a qualified tax advisor for complete information regarding Modified Endowment Contracts.

•     If applying the premium payment to your Policy will increase the Net Amount At Risk. This will happen if your Policy’s Death Benefit is equal to the Minimum Death Benefit or would be equal to it once we applied your premium payment.

You will find more detailed information regarding these situations in the SAI.

Allocating Your Premiums

We generally allocate your Net Premiums to the Investment Options you have chosen on your application on the day we receive them. Please turn to YOUR INVESTMENT OPTIONS for more information about the Investment Options.

When we allocate your first premium depends on the state and replacement status. For policies that require us to return the premiums you have paid if you exercise your Free Look Right, we will hold your Net Premiums in the Fidelity® VIP Government Money Market Variable Account until the end of the applicable state free look period, and then transfer them to the Investment Options you have chosen.

If your Policy requires refunds to be based on Accumulated Value if you exercise your Free Look Right, we allocate Net Premiums to the Investment Options you have chosen on the day we receive them or your Policy Date, if later. If your Policy has outstanding contractual and/or administrative requirements necessary before it can be placed In Force, we will allocate any Net Premiums received to the Fidelity® VIP Government Money Market Variable Account until the requirements are satisfied and your Policy is placed In Force.

YOUR POLICY’S ACCUMULATED VALUE

Accumulated Value is the value of your Policy on any Business Day. It is used as the basis for determining Policy benefits and charges.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you will receive if you surrender your Policy. It also affects the amount of the Death Benefit if you choose a Death Benefit Option that’s calculated using Accumulated Value.

The Accumulated Value of your Policy is not guaranteed – it depends on the performance of the Investment Options you have chosen, the premium payments you have made, Policy charges and how much you have borrowed or withdrawn from the Policy.

If your Accumulated Value plus any Indexed Termination Credit less any Total Policy Debt, is insufficient to pay for Policy charges, your Policy will enter its Grace Period. We will send you a notice telling you the amount of premium to pay to keep your Policy In Force. The 61-day Grace Period starts on the notice date. If you do not pay sufficient premium during the Grace Period to restore your Policy’s Accumulated Value, your Policy will lapse.

Calculating Your Policy’s Accumulated Value

Your Policy’s Accumulated Value is the sum of the following:

•     Variable Account Value – the sum of the Accumulated Value in each Variable Account.

•     Fixed Account Value – the value allocated to the Fixed Options.

•     Indexed Account Value – is the sum of the Segment Values for all Segments in each Indexed Account.

•     Standard Loan Account Value – The value of any Standard Loans that you have taken, including interest on the amount of loan.

The Accumulated Value in the Fixed and Variable Options is made up of the following:

•     Net Premiums that you allocate

•     Any non-guaranteed Additional Credits that we may pay

•     Policy Charges that we deduct

•     Withdrawals that you request

•     Standard Loans that you request and that become part of the Standard Loan Account

•     Earnings on the Accounts.

Your Policy’s Accumulated Value is the total amount allocated to the Variable Investment Options, the Indexed Fixed Options and the Fixed Options, plus the amount in the Standard Loan Account. Please see WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan for information about Standard Loans and the Standard Loan Account.

The Variable Account Value is the sum of the value allocated to each of the Variable Accounts. For each Variable Account, we determine the value allocated to the Variable Investment Options on any Business Day by multiplying the number of accumulation units for each Variable Investment Option credited to your Policy on that day, by the Variable Investment Option’s unit value at the end of that day. The process we use to calculate unit values for the Variable Investment Options is described in YOUR INVESTMENT OPTIONS.

The Fixed Account Value is the sum of the value in the Fixed Account and Fixed LT Account. We credit interest to these Accounts on a daily basis, at a rate not less than the guaranteed minimum of 1.00%. Please see YOUR INVESTMENT OPTIONS –Fixed Options for further details.

The Indexed Account Value is the sum of the Segment Values for all Segments in the Indexed Fixed Options. Each segment may receive Segment Indexed Interest credits at the Segment Maturity Date. Please see YOUR INVESTMENT OPTIONS – Indexed Fixed Options for further details.

When you request a Standard Policy Loan, an equivalent amount of money is processed as an Account Deduction and added to the Standard Loan Account. Please see WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan for information about Standard Loans and the Standard Loan Account.

Additional Credit

Your Policy may be eligible for an additional credit. Here is how it works:

Starting in Policy Year 11, we will calculate an additional credit rate (also known as the Additional Credit Factor) for each policy month during Policy Year 11 and thereafter.  The calculated additional credit rate varies by several factors including your Age, Sex, Risk Class, Death Benefit Option and Policy Duration, the Policy’s Face Amount, the Face Amount for each Coverage Layer at issue, the Policy Accumulated Value and proportion of Basic Face Amount to Total Face Amount at Policy Issue.  Because the calculated additional credit rate varies by multiple factors, the range of the additional credit will also vary across policies.  The calculated additional credit rate may be 0% based on the factors listed above (for example, Age, Sex, Risk Class, Death Benefit Option, etc.).

We calculate the additional credit amount based upon the Fixed Account Value and Variable Account Value of your Policy as described below.  The additional amount, if any, will be credited monthly as an Account Addition. The Fixed Account Additional Credit is credited to the Fixed Account Value and the Variable Account Additional Credit is credited to the Variable Account Value. The Fixed Account Additional Credit is allocated to the Fixed Options on a pro-rata basis, and the Variable Account Additional Credit is allocated to the Variable Options on a pro-rata basis.

Your Policy’s additional credit is not guaranteed, and we may discontinue the program at any time.

For more information on the additional credit, you may ask your life insurance producer to provide an In Force Illustration.

An example
Assume the following hypothetical values:
• Policy’s Fixed Account Value is $50,000 • Policy’s Variable Account Value is $75,000 • Policy is in month 1 of the 11th policy year • • Additional credit rate in year 11, month 1 is 0.10%.

The Fixed Account Additional Credit added to the Fixed Account Value on the Policy month is: 0.10% x $50,000 = $50.

The Variable Account Additional Credit added to the Variable Account Value on the Policy month is: 0.10% x $75,000 = $75.

Policy Charges

We take various charges from your Policy’s Accumulated Value to compensate us for the cost of the Policy benefits and for maintaining your Policy:

1.         Monthly Deductions

2.         Certain Transaction Fees

3.         Administrative and Underwriting Service Fees

4.         Standard Loan Interest Charged against the Standard Loan Account.

Transaction fees, administrative and underwriting service fees are shown in the FEE TABLES.

All Policy charges assessed under the policy will reduce the Accumulated Value as an Account Deduction.

We offer different underwriting methods such as guaranteed issue, simplified issue, or regular issue. If guaranteed issue or simplified issue is used, the cost of insurance rates are generally higher than if the Policy were issued through regular underwriting. As a result, a healthy individual who uses guaranteed or simplified issue may pay higher cost of insurance rates than if the healthy individual used regular issue for the Policy. See MORE ON POLICY CHARGES – Underwriting Methods and Nonstandard Ratings in the Statement of Additional Information for additional information on underwriting.

Monthly Deductions

We deduct a monthly charge from your Policy’s Accumulated Value on each Monthly Payment Date until the Monthly Deduction End Date. If there is not enough Accumulated Value less Total Policy Debt to pay the monthly charge, your Policy could lapse. For more information, see Lapsing and Reinstatement.

The Monthly Deduction is made up of six charges:

1.         cost of insurance charge

2.         administrative charge

3.         Coverage charge

4.         charges for optional Riders and benefits

5.         asset charge

6.         Indexed Fixed Option Charge

Your Policy and any Riders will provide a list of all guaranteed Policy charges as shown in the FEE TABLES. For any given charge, we may charge less than these amounts, but we will never charge more than these guaranteed amounts. Any lesser charge will apply uniformly to all members of the same Class.

We may profit from Policy charges and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

There are no Monthly Deductions after the Monthly Deduction End Date.

Cost of Insurance Charge

This Cost of Insurance Charge is for providing you with life insurance protection. It is based upon the cost of insurance rates of each Coverage Layer and a Net Amount At Risk.

The Net Amount At Risk used for calculating cost of insurance charges is determined on the Monthly Payment Date as:

•     The Death Benefit under the policy divided by the Net Amount At Risk Factor of 1.0008295

•     Less the Accumulated Value

If your policy has multiple Coverage Layers, the Net Amount at Risk is proportional to each Coverage Layer based upon the Face Amount of the Coverage Layer.

There are maximum or guaranteed cost of insurance rates associated with each Coverage Layer. These rates are shown in your Policy Specifications or in any Supplemental Schedule of Coverage that we provide.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 2017 Commissioners Standard Ordinary Mortality Tables. The cost of insurance rates take into consideration the Age and sex of the Insured unless unisex rates are required. Unisex rates are used for Policies issued in the state of Montana. They are also used when a Policy is owned by an employer in connection with employment-related or benefit programs.

How we calculate cost of insurance
We calculate cost of insurance by multiplying the current cost of insurance rate by a Net Amount At Risk at the beginning of each Policy month.

The Net Amount At Risk used in the cost of insurance calculation is the difference between a discounted Death Benefit that would be payable if the Insured died and the Accumulated Value of your Policy at the beginning of the Policy month before the monthly charge is due.

First, we calculate the total Net Amount At Risk for your Policy in two steps:
• Step 1: we divide the Death Benefit that would be payable at the beginning of the Policy month by 1.0008295.
• Step 2: we subtract your Policy’s Accumulated Value at the beginning of the Policy month from the amount we calculated in Step 1.
Next, we allocate the Net Amount At Risk in proportion to the Face Amount of all Coverage Layers, and each increase that’s In Force as of your Monthly Payment Date.
We then multiply the amount of each allocated Net Amount At Risk by the cost of insurance rate for each Coverage Layer. The sum of these amounts is your cost of insurance charge.

Premiums, Net Premiums, Policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your Net Amount At Risk, depending on the Death Benefit Option you choose or if your Death Benefit under the Policy is the Minimum Death Benefit.

Administrative charge

We deduct a charge not to exceed $10.00 a month to help cover the costs of administering and maintaining our Policies. We guarantee that this charge will not increase.

Asset charge

The asset charge is deducted monthly and is assessed against the Policy’s unloaned Accumulated Value. This charge allows us to offer the Investment Options available under this Policy. The current charge is 0.15% annually (0.0125% monthly) of unloaned Accumulated Value. The charge is guaranteed not to exceed 0.36% annually (0.03% monthly) of unloaned Accumulated Value.

An example

Assume a Policy with an Accumulated Value of $250,000, a Standard Loan Account of $25,000, and thus an unloaned Accumulated Value of $225,000.

The maximum monthly asset charge is: $225,000 x 0.03% = $67.50

Coverage charge

We deduct a Coverage charge every month to help cover the costs of distributing our Policies.

Each Coverage Layer on the Insured in the Policy has its own Coverage charge. The total amount of Coverage charges deducted monthly is the sum of the Coverage charges calculated for each Coverage Layer in effect.

The Coverage charge for each Coverage Layer is calculated based on the Face Amount, Insured’s Age and Risk Class, and Death Benefit Option on the Coverage Layer Effective Date. However, for the S-ART Coverage Layer, the Coverage charge is calculated based on the current S-ART Face Amount.

Your Policy Specifications and any Supplemental Schedule of Coverage provide the Policy’s guaranteed Coverage charges. We may charge less than our guaranteed rate.

A hypothetical example:

For a Policy that has a Policy Face Amount of $350,000, a Death Benefit Option A and C Coverage charge rate of 0.8813, a Death Benefit Option B Coverage charge rate of 2.1618, and a per Policy Coverage charge of $24.50:

The guaranteed monthly Coverage charge in year one is:
• Under Death Benefit Option A or Option C, is $332.96 (($350,000 ÷ 1,000) × 0.8813) + 24.50 • Under Death Benefit Option B, is $781.13 (($350,000 ÷ 1,000) × 2.1618) + 24.50

Charges for optional riders

If you add any Riders to your Policy, we add any charges for them to your monthly charge.

Indexed Fixed Option Charge

We assess an additional charge every month for amounts allocated to the 1-Year High Cap Plus Indexed Account. The charge is added to the Monthly Deductions assessed against the Policy’s Accumulated Value. The charge is calculated by multiplying the current Indexed Fixed Option Charge rate, as shown in the FEE TABLES (guaranteed maximum annual rate of 3% (0.25% monthly), by the value of the 1-Year High Cap Plus Indexed Account after transactions and before monthly deductions on the Monthly Payment Date.

An example:
Assume the Indexed Fixed Option Charge rate is 0.25% per month.
For a Policy with $10,000 allocated to the 1-Year High Cap Plus Indexed Account, the monthly Indexed Fixed Option Charge is: ($10,000 x 0.25%) = $25

See YOUR INVESTMENT OPTIONS – Indexed Fixed Options – Segment Value Changes.

Lapsing and Reinstatement

There is no guarantee that your Policy will not lapse even if you pay your planned premium. Your Policy will lapse if there is not enough Accumulated Value, after subtracting any Total Policy Debt, to cover the monthly charge on the day we make the deduction.

Your Policy’s Accumulated Value is affected by the following:

•     loans or withdrawals you make from your Policy

•     certain Rider benefits paid from your Policy

•     not making planned premium payments

•     the performance of your Investment Options

•     charges under the Policy.

If your Policy’s Accumulated Value plus any Indexed Termination Credit (see Indexed Fixed Options – Minimum Indexed Benefit Rider) less Total Policy Debt is not enough to pay the total monthly charge, your policy will enter its Grace Period. We deduct the amount that is available and send you, and anyone you have assigned your Policy to, a notice telling you the amount to pay to keep your Policy In Force. The minimum amount you must pay to keep your Policy In Force is equal to three times the monthly charge that was due on the Monthly Payment Date, less any Indexed Termination Credit, when there was not enough Accumulated Value to pay the charge, plus premium load. For more information regarding payment due to keep your Policy In Force, please contact our Life Insurance Division.

We will give you a Grace Period of 61 days from the date we send the notice to pay sufficient premium to keep your Policy In Force. Your Policy will remain In Force during the Grace Period.

If we do not receive your payment within the Grace Period, your Policy will lapse with no value. This means we will end your life insurance Coverage.

If you make the minimum payment

If we receive your payment within the Grace Period, we will allocate your Net Premium on the day it is received to the Investment Options you have chosen and deduct the monthly charge from your Investment Options as an Account Deduction at the next policy monthly payment date. A minimum of the Monthly Deduction due plus three times the Monthly Deduction due when the insufficiency occurred less any Indexed Termination Credit, plus any applicable premium load, must be paid.

If your Policy is in danger of lapsing and you have Total Policy Debt, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your Policy’s Face Amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your Policy from lapsing, you will have to repay a portion of your Total Policy Debt.

Remember to tell us if your payment is a premium payment. Otherwise, we will treat it as a loan repayment.

How to avoid future lapsing

To stop your Policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a Policy loan, you may want to repay a portion of it.

Paying Death Benefit Proceeds during the Grace Period

If the Insured dies during the Grace Period, we will pay Death Benefit Proceeds (which include any Indexed Termination Credit) to your Beneficiary. See Indexed Fixed Options – Minimum Indexed Benefit Rider. We will reduce the payment by any unpaid monthly charges and any Total Policy Debt.

Reinstating a lapsed Policy

If your Policy lapses, you have three years from the end of the Grace Period to apply for a reinstatement. We will consider your reinstatement request if you send us the following:

•     a written application

•     evidence satisfactory to us that the Insured is still insurable

•     a Premium payment (less any Indexed Termination Credit) sufficient, after reduction by any premium load, to:

•     cover all unpaid monthly charges and Policy loan interest that were due in the Grace Period,

•     keep your Policy In Force for three months after the day your Policy is reinstated, and

•     cover any negative Accumulated Value if there was a Policy loan or other outstanding Total Policy Debt at the time of lapse.

We will reinstate your Policy as of the first Monthly Payment Date on or after the day we approve the reinstatement. When we reinstate your Policy, its Accumulated Value will be the same as it was on the day your Policy lapsed. We will allocate the Accumulated Value according to your most recent premium allocation instructions.

At reinstatement:

•     Surrender charges and Policy charges other than Cost of Insurance charges for Basic Life Coverage under this Policy will resume on their schedule as of the Monthly Payment Date when lapse occurred.

•     Cost of Insurance Charges will be calculated using Cost of Insurance Rates that resume their original schedule as if lapse had never occurred, reflecting the Insured’s Age at reinstatement and policy duration measured from the original Policy Date.

Reinstating a lapsed Policy with Total Policy Debt

If there was a Standard Loan and/or an Alternate Loan at the time of lapse, upon reinstatement we will eliminate the loan by deducting any Total Policy Debt from the Accumulated Value. Any negative Accumulated Value will be due in addition to sufficient premium at the time of reinstatement.

YOUR INVESTMENT OPTIONS

This section tells you about the Investment Options available under your Policy and how they work.

We put your Net Premium in our General Account and Separate Account. We own the assets in our accounts and allocate your Net Premiums, less any charges, to the Investment Options you have chosen. Amounts allocated to any available Fixed Options or Indexed Fixed Options are held in our General Account. Amounts allocated to the Variable Investment Options are held in our Separate Account. You will find information about when we allocate Net Premiums to your Investment Options in HOW PREMIUMS WORK.

You choose your initial Investment Options on your application. If you choose more than one Investment Option, you must tell us the dollar amount or percentage you want to allocate to each Investment Option. You can change your premium allocation instructions at any time.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at (800) 347-7787 or submit a request electronically. Or you can ask your life insurance producer to contact us. You will find more information regarding telephone and electronic instructions in POLICY BASICS.

The Investment Options you choose, and how they perform, will affect your Policy’s Accumulated Value and may affect the Death Benefit. Please review the Investment Options carefully. You may ask your life insurance producer to help you choose the right ones for your goals and tolerance for risk. Any financial firm or representative you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any investment decisions or allocations you make, recommendations such financial representatives make or any allocations or specific transfers they choose to make on your behalf. Some broker-dealers may not allow or may limit the amount you may allocate to certain Investment Options. Work with your life insurance producer to help you choose the right Investment Options for your investment goals and risk tolerance. Make sure you understand any costs you may pay directly and indirectly on your Investment Options because they will affect the value of your Policy.

Variable Investment Options

We consider various factors when determining the Fund portfolios offered under this Policy. Such fund factors include some or all of the following: Fund reputation, asset class, investment objective, investment performance, manager and sub-adviser experience, brand recognition, portfolio share class, and portfolio expenses. We may also consider whether the underlying Fund makes fee payments for distribution and/or service (12b-1 fees), if a Fund affiliate makes fee payments for certain administrative support, or if the Fund is affiliated with us.

We do not recommend or endorse any particular Fund and we do not provide investment advice.

The following charts are summaries of the Fund portfolios. You will find detailed descriptions of the portfolios in each Fund prospectus. There’s no guarantee that a portfolio will achieve its investment objective. You should read each Fund prospectus carefully before investing. You can obtain a Fund prospectus by contacting your life insurance producer or by visiting www.PacificLife.com.

DFA INVESTMENT DIMENSIONS GROUP INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
DFA VA International Small Portfolio	Seeks to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA Short-Term Fixed Portfolio	Seeks to achieve a stable real return in excess of the rate of inflation with a minimum of risk.	Dimensional Fund Advisors LP

FIDELITY® VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	PORTFOLIO MANAGER
Fidelity® VIP Bond Index Portfolio Initial Class	Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index.	Fidelity Management & Research Company LLC
Fidelity® VIP Government Money Market Portfolio Service Class	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity Management & Research Company LLC

FIDELITY® VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	PORTFOLIO MANAGER
Fidelity® VIP International Index Portfolio Initial Class	Seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.	Fidelity Management & Research Company LLC
Fidelity® VIP Total Market Index Portfolio Initial Class	Seeks to provide investment results that correspond to the total return of a broad range of U.S. stocks.	Fidelity Management & Research Company LLC

M FUND, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
M Capital Appreciation Fund	Seeks to provide maximum capital appreciation.	Frontier Capital Management Company, LLC
M International Equity Fund	Seeks to provide long-term capital appreciation.	Dimensional Fund Advisors, LP
M Large Cap Growth Fund	Seeks to provide long-term capital appreciation.	DSM Capital Partners LLC
M Large Cap Value Fund	Seeks to provide long-term capital appreciation.	Brandywine Global Investment Management, LLC

PACIFIC SELECT FUND	INVESTMENT GOAL	PORTFOLIO MANAGER
Equity Index Portfolio Class P	Seeks investment results that correspond to the total return of common stocks that are publicly traded in the U.S.	BlackRock Investment Management, LLC
Pacific Dynamix – Conservative Growth Portfolio Class P	Seeks current income and moderate growth of capital.	Pacific Life Fund Advisors LLC
Pacific Dynamix – Growth Portfolio Class P	Seeks moderately high, long-term growth of capital with low, current income.	Pacific Life Fund Advisors LLC
Pacific Dynamix – Moderate Growth Portfolio Class P	Seeks long-term growth of capital and low to moderate income.	Pacific Life Fund Advisors LLC
Small-Cap Index Portfolio Class P	Seeks investment results that correspond to the total return of an index of small-capitalization companies.	BlackRock Investment Management, LLC

VANGUARD VARIABLE INSURANCE FUND	INVESTMENT GOAL	PORTFOLIO MANAGER
Vanguard VIF High Yield Bond Portfolio	Seeks to provide a high level of current income.	Wellington Management Company, LLP
Vanguard® VIF Mid-Cap Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	The Vanguard Group, Inc.
Vanguard® VIF Real Estate Index Portfolio

Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.

The Vanguard Group, Inc.

The Investment Adviser

Dimensional Fund Advisors LP is the investment adviser of the Dimensional family of funds. Dimensional Fund Advisors Ltd. and DFA Australia Limited, each an affiliate of Dimensional Fund Advisors LP, serve as sub-advisors to the VA International Small Portfolio and VA Short-Term Fixed Portfolio.

Fidelity Management & Research Company LLC is the investment adviser of the Fidelity® Variable Insurance Products Funds.

M Financial Investment Advisers Inc. (“MFIA”) is the investment adviser to M Fund, Inc., and has retained other firms to manage the M Fund portfolios. The MFIA and M Fund’s Board of Directors oversee the management of all of the M Fund portfolios.

Pacific Life Fund Advisors LLC (PLFA), a subsidiary of Pacific Life Insurance Company, is the investment adviser for the Pacific Select Fund. PLFA and the Pacific Select Fund’s Board of Trustees oversee the management of all the Pacific Select Fund’s Portfolios, and PLFA also manages certain portfolios directly. BlackRock Investment Management, LLC sub-advises the Equity Index Portfolio and the Small-Cap Index Portfolio and PLFA manages the other Pacific Select Fund portfolios directly.

The Vanguard Group, Inc. is the investment adviser of the Vanguard VIF Mid-Cap Index Portfolio and the Vanguard VIF Real Estate Index Portfolio. Wellington Management Company, LLP is the investment adviser of the Vanguard VIP High Yield Bond Portfolio. These Portfolios are part of the Vanguard Variable Insurance Fund.

We are not responsible for the operation of the underlying Funds or any of their portfolios. We also are not responsible for ensuring that the underlying Funds and their portfolios comply with any laws that apply.

Calculating unit values

When you choose a Variable Investment Option, we credit your Policy with accumulation units. The number of units we credit equals the amount we have allocated divided by the unit value of the Variable Account. Similarly, the number of accumulation units in your Policy will be reduced when you make a transfer, withdrawal or loan from a Variable Investment Option, and when your monthly charges are deducted.

An example

You ask us to allocate $6,000 to the Equity Index Investment Option on a Business Day. At the end of that day, the unit value of the Variable Account is $15. We will credit your Policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is the basis for all financial transactions relating to the Variable Investment Options. The value of an accumulation unit is not the same as the value of a share in the underlying portfolio. We calculate the unit value for each Variable Account once every Business Day, usually at or about 4:00 p.m. Eastern time.

Generally, for any transaction, we will use the next unit value calculated after we receive your Written Request. If we receive your Written Request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a Business Day, we will use the unit value calculated as of the end of that Business Day. If we receive your request at or after the time of the close of the New York Stock Exchange on a Business Day, we will use the unit value calculated as of the end of the next Business Day. Unit values will not be calculated on days that the New York Stock Exchange, our Life Insurance Division, or an underlying Fund is closed which include weekends, New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day (July 4th), Labor Day, Thanksgiving Day, and Christmas Day. An underlying fund may be closed when other federal holidays are observed such as Columbus Day and Veterans Day.

If a scheduled transaction falls on a day that is not a Business Day, we will process it as of the end of the next Business Day. For your monthly charge, we will use the unit value calculated on your Monthly Payment Date. If your Monthly Payment Date does not fall on a Business Day, we will use the unit value calculated as of the end of the next Business Day. For information about timing of transactions, see POLICY BASICS.

The unit value calculation is based on the following:

•     the investment performance of the underlying portfolio

•     any dividends or distributions paid by the underlying portfolio

•     any charges for any taxes that are, or may become, associated with the operation of the Variable Account.

The unit value of a Variable Account will change with the value of its corresponding portfolio. Changes in the unit value of a Variable Account will not change the number of accumulation units credited to your Policy. For unit values please go to www.pacificlife.com.

Fees and expenses paid by the Funds

Each Fund pays advisory fees, any service and distribution (12b-1) fees, and other expenses. These fees and expenses are deducted from the assets of the Fund’s portfolios and may vary from year to year. They are not fixed and are not part of the terms of your Policy. You will find more about Fund fees and expenses in FEE TABLES and in each Fund’s prospectus. If you choose a Variable Investment Option, these fees and expenses affect you indirectly because they reduce portfolio returns. Each Fund is governed by its own Board of Trustees or Board of Directors.

Fixed Options

You can also choose from two Fixed Options: the Fixed Account and the Fixed LT Account. The Fixed Account may earn a lower declared interest rate and has more flexible allocation rules than the Fixed LT Account. The Fixed LT Account may earn a higher declared interest rate but has stricter allocation rules than the Fixed Account. See YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions for information on the allocation rules.

The Fixed Options provide a guaranteed minimum annual rate of interest. The amounts allocated to the Fixed Options and the Indexed Fixed Options are held in our General Account. For more information about the General Account, see ABOUT PACIFIC LIFE.

Here are some things you need to know about the Fixed Options:

•     Accumulated Value allocated to the Fixed Options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 1.00%.

•     We may offer a higher annual interest rate on the Fixed Options. If we do, we will guarantee the higher rate until your next Policy Anniversary.

•     There are no investment risks or direct charges. Policy charges still apply.

•     There are limitations on when and how much you can transfer from the Fixed Options. These limitations are described below, in YOUR INVESTMENT OPTIONS – Transferring Among Investment Options. It may take several Policy Years to transfer your Accumulated Value out of either of the Fixed Options.

•     We reserve the right to limit aggregate allocations to the Fixed Options during the most recent 12 months for all Pacific Life policies in which you have an ownership interest or to which payments are made by a single payor, to $1,000,000. Any allocations in excess of these limits will be allocated to your other Investment Options according to your most recent instructions. We may increase the limits at any time at our sole discretion. To find out if higher limits are in effect, ask your life insurance producer or contact us.

•     We have not registered the Fixed Options with the SEC. Disclosures regarding the Fixed Options, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

•     We may add, terminate, or suspend one or more of the Fixed Options at any time. We will notify you before any such changes occur.

Indexed Fixed Options

We have not registered the Indexed Fixed Options with the SEC. Disclosures regarding the Indexed Accounts, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Pacific Life believes that the Policies are in substantial compliance with the applicable provisions of Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Indexed Accounts qualify for an exemption from registration under the federal securities laws because, as a Pacific Life General Account investment option, its value does not vary according to the performance of a separate account. In addition, the products in which the Indexed Accounts are offered satisfy standard non-forfeiture laws. Accordingly, the Company has a reasonable basis for concluding that the Indexed Accounts provide sufficient guarantees of principal and interest through the Company’s General Account to qualify under Section 3(a)(8).

The Indexed Accounts are held in our General Account. Currently, there are three Indexed Accounts, the 1-Year Indexed Account, the 1-Year High Cap Plus Indexed Account, and the 1-Year No Cap Indexed Account.

Here is a summary comparing the Indexed Fixed Options
	1-Year Indexed Account	1-Year High Cap Plus Indexed Account	1-Year No Cap Indexed Account
Index	S&P 500® Index	S&P 500® Index	S&P 500® Index
Segment Term	1 year	1 year	1 year
Maximum Indexed Fixed Option Charge Rate	N/A	0.25%/month (3.00% annually)	N/A
Guaranteed Minimum Participation Rate	100%	100%	20%
Guaranteed Minimum Growth Cap	2%	15%	N/A
Guaranteed Maximum Indexed Threshold Rate	N/A	N/A	10%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%
Guaranteed Minimum Segment Adjustment Factor	1.0	0.60	1.0

Allocations to the Indexed Accounts are made first to the Fixed Account and transferred to the Indexed Accounts on the next Segment Start Date. If you surrender your Policy before segment maturity, you will forfeit any Segment Indexed Interest. We reserve the right to add additional Indexed Accounts or to cease offering one or more of the Indexed Accounts at any time. If we cease offering an Indexed Account, we would not allow any new Segments to be created and for any existing Segments, the change would take affect at the end of a Segment Term. We will notify you of any change at your address on file with us.

You may also allocate all or part of your Net Premium and your Accumulated Value to the Indexed Accounts if certain conditions are met. Currently, we do not limit the amount that you may allocate and/or transfer to the Indexed Fixed Options. However, we reserve the right to limit allocations and/or transfers to the Indexed Fixed Options to a certain percentage of your Accumulated Value. We will notify you of any limitation at your address on file with us. Accumulated Value in the Indexed Accounts is divided into Segments. We create a separate Segment for each allocation to an Indexed Account. Allocations to the Indexed Accounts are made first to the Fixed Account and transferred from the Fixed Account to an Indexed Account on the next Segment Start Date (currently the 15th of each month). Each Segment represents Accumulated Value transferred from the Fixed Account to the Indexed Accounts on a Segment Start Date.

Minimum Segment Guaranteed Interest Rate

The Minimum Segment Guaranteed Interest rate is the minimum annual rate that is added to each Index Segment at Segment Maturity. The rate is guaranteed to never be lower than 0%.

Growth Cap

Segment Indexed Interest is subject to a Growth Cap for the 1-Year Indexed Account and the 1-Year High Cap Plus Indexed Account, which is the highest percentage that will be credited for a one-year period even if the change in the S&P 500® Index is higher. The steps used to calculate the amount of interest credited and how the Growth Cap is used can be found in the Segment Maturity section below. The Growth Cap is subject to change at our discretion, but the Growth Cap percentage is guaranteed never to be lower than 2% for the 1-Year Indexed Account and 15% for the 1-Year High Cap Plus Indexed Account. We will declare any change in the current Growth Cap at the start of a Segment Term; the current Growth Cap will remain in effect for that Segment Term. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for the current Growth Cap that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Growth Caps prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Investment Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program. The 1-Year No Cap Indexed Account does not have a Growth Cap.

Indexed Threshold Rate

Segment Indexed Interest is subject to an Indexed Threshold Rate for the 1-Year No Cap Indexed Account. The Indexed Threshold Rate reduces the percentage that will be credited for a one-year period. At the end of a Segment Term, we determine the Index Growth Rate which reflects the performance of the underlying Index. The Index Growth Rate is then reduced by the Indexed Threshold Rate. A higher Indexed Threshold Rate may reduce the amount of interest credited at the end of a Segment Term and a lower Indexed Threshold Rate may increase the amount of interest credited at the end of a Segment Term. The steps used to calculate the amount of interest credited at the end of a term and how the Indexed Threshold Rate is used can be found in the Segment Maturity section below. The Indexed Threshold Rate is subject to change at our discretion, but the Indexed Threshold Rate is guaranteed never to be higher than 10%. We will declare any change in the current Indexed Threshold Rate at the start of a Segment Term; the current Indexed Threshold Rate will remain in effect for that Segment Term. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787or contact your life insurance producer for information on the current Indexed Threshold Rate that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Indexed Threshold Rate prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Investment Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program. The 1-Year Indexed Account and the 1-Year High Cap Plus Indexed Account do not have an Indexed Threshold Rate.

Participation Rate

The Participation Rate is used to determine what percentage of the growth in the underlying Index will be used to determine the amount of interest credited at the end of a Segment Term. The steps used to calculate the amount of interest credited at the end of a term and how the Participation Rate is used can be found in the Segment Maturity section below. The Participation Rate is subject to change at our discretion, but the Participation Rate is guaranteed to never be lower than 100% for the 1-Year Indexed Account, 100% for the 1-Year High Cap Plus Indexed Account, and 20% for the 1-Year No Cap Indexed Account. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for information on the current Participation Rate that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Participation Rates prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Investment Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program. All of the Indexed Accounts have a Participation Rate.

Segment Adjustment Factor

Segment Indexed Interest is subject to a Segment Adjustment Factor for the 1-Year High Cap Plus Indexed Account, 1-Year Indexed Account, and the 1-Year No Cap Indexed Account. The Segment Adjustment Factor may increase, decrease, or have no effect on the amount of interest credited at the end of a Segment Term. The Segment Adjustment Factor is multiplied by the interest credited (the Segment Indexed Interest) at the end of a Segment Term. The result is the Total Interest Credited. Here is how the Segment Adjustment Factor may affect the amount of interest credited at the end of a Segment Term:

•                  If the Segment Adjustment Factor is greater than 1.0 and the Segment Indexed Interest Rate is greater than zero, it will increase the amount of indexed interest credited at the end of a Segment Term.

•                  If the Segment Adjustment Factor is equal to 1.0, then the Segment Adjustment Factor will have no effect on the amount of indexed interest credited at the end of a Segment Term.

•                  If the Segment Adjustment Factor is less than 1.0 and the Segment Indexed Interest Rate is greater than zero, it will decrease the amount of indexed interest credited at the end of a Segment Term.

The Segment Adjustment Factor is subject to change at our discretion, but the Segment Adjustment Factor is guaranteed to never be less than 0.60 for the 1-Year High Cap Plus Indexed Account, 1.0 for the 1-Year Indexed Account, and 1.0 for the 1-Year No Cap Indexed Account. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for information on the current Segment Adjustment Factor that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Segment Adjustment Factor prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Investment Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program.

Indexed Account Additional Credit and Aggregate Adjustment Factor

In addition to the Segment Adjustment Factor described above, we will calculate an Indexed Account Additional Credit Factor each policy month starting in Policy Year 11 and thereafter.  This factor is not guaranteed and the Indexed Account Additional Credit Factor will never reduce the amount of interest credited at the end of a Segment Term. The Segment Adjustment Factor described above, the Indexed Account Additional Credit Factor and the Aggregate Adjustment Factor are each calculated separately for each Segment and will vary by Segment.

When a segment is created, the guaranteed and current Aggregate Adjustment Factors for each Segment are determined as follows:

•     The guaranteed Aggregate Adjustment Factor is equal to the guaranteed minimum Segment Adjustment Factor for that Segment.

•     The current Aggregate Adjustment Factor is equal to the current Segment Adjustment Factor for that Segment plus the Indexed Account Additional Credit Factor.

The Aggregate Adjustment Factor is used instead of the Segment Adjustment Factor when calculating the amount of Segment Indexed Interest credited at the end of the segment term.

We credit interest on Accumulated Value in the Indexed Accounts at the end of a one-year period (the Segment Maturity), based in part on any positive change in the S&P 500® Index1, excluding dividends.2 This positive change, however, is limited by any applicable Growth Cap (as discussed below, the Growth Cap includes the Minimum Segment Guaranteed Interest Rate) or any applicable Indexed Threshold Rate (as discussed below, the Indexed Threshold Rate reduces the Index Growth Rate). Generally, a portion of the total return on investments in the securities that underlie the S&P 500® are investment dividends. However, allocations to the 1-Year Indexed Account, 1-Year High Cap Plus Indexed Account, and 1-Year No Cap Indexed Account will not receive the portion of total returns attributable to dividends, so that the index’s performance will be less than that of the securities underlying the S&P 500® Index. We refer to the total interest we credit to a Segment as the Total Interest Credited. If you surrender your Policy before Segment Maturity, no interest will be paid and you will forfeit any interest we would have otherwise credited. If you take a partial withdrawal from a Segment, the withdrawal will reduce the average monthly Segment Balance but any interest due will still be paid. We determine the Segment balance each month (a Segment Month) and average these amounts for determining the interest that may be applied. See the “Here is an example of how a withdrawal from the Policy affects Segment Indexed Interest” table below for a partial withdrawal and average monthly Segment Balance example.

The following examples are not intended to serve as projections of future investment returns nor are they a reflection of how your Policy will actually perform.

[1]

The “S&P 500 INDEX” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Pacific Life Insurance Company.  Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Pacific Life Insurance Company. It is not possible to invest directly in an index.  Pacific Life Insurance Company’s Product(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Pacific Life Insurance Company’s Product(s) or any member of the public regarding the advisability of investing in securities generally or in Pacific Life Insurance Company’s Product(s) particularly or the ability of the S&P 500 INDEX to track general market performance.  Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Pacific Life Insurance Company with respect to the S&P 500 INDEX is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The S&P 500 INDEX is determined, composed and calculated by S&P Dow Jones Indices without regard to Pacific Life Insurance Company or Pacific Life Insurance Company’s Product(s).  S&P Dow Jones Indices has no obligation to take the needs of Pacific Life Insurance Company or the owners of Pacific Life Insurance Company’s Product(s) into consideration in determining, composing or calculating the S&P 500 INDEX.  S&P Dow Jones Indices is not responsible for and have not participated in the determination of the prices, and amount of Pacific Life Insurance Company’s Product(s) or the timing of the issuance or sale of Pacific Life Insurance Company’s Product(s) or in the determination or calculation of the equation by which Pacific Life Insurance Company’s Product(s) is to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Pacific Life Insurance Company’s Product(s). There is no assurance that investment products based on the S&P 500 INDEX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment or tax advisor.  A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY PACIFIC LIFE INSURANCE COMPANY, OWNERS OF PACIFIC LIFE INSURANCE COMPANY’S PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PACIFIC LIFE INSURANCE COMPANY, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

[2]	The Standard & Poor’s 500® Index (“S&P 500®”) is an unmanaged index that covers 500 industrial, utility, transportation, and financial companies of the U.S. markets.

Below is a hypothetical example that shows how we currently credit interest to a Segment in the 1-Year Indexed Account.

Assumptions:

•     The segment Accumulated Value is $10,000 at the start of the first segment.

•     All Policy charges are deducted from the Fixed Account and/or the Variable Accounts.

•     The rates for the Growth Cap and Participation Rate and the factor for the Segment Adjustment Factor are hypothetical and for illustrative purposes only.

•     Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,900.00	10,900.00	10,987.20	11,184.96
Average Segment Monthly Balance	10,000.00	10,900.00	10,900.00	10,987.20	11,184.96
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	9.0%	9.0%	9.0%	9.0%	9.0%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%	0%	0%
Segment Guaranteed Interest	0.00	0.00	0.00	0.00	0.00
Segment Indexed Interest Rate	9.00%	0.00%	0.80%	1.80%	6.60%
Segment Indexed Interest*	900.00	0.00	87.20	197.26	738.19
Total Interest Credited over Term	900.00	0	87.20	197.26	738.19
Segment Adjustment Factor	1.0	1.0	1.0	1.0	1.0
Segment Adjustment	0.00	0.00	0.00	0.00	0.00
Segment Maturity Value	10,900.00	10,900.00	10,987.20	11,184.96	11,923.15
* The Segment Adjustment is zero since the factor is 1.0.
Total Return over Period	19.23%
Annual Return over Period	3.58%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we currently credit interest to a Segment in the 1-Year High Cap Plus Indexed Account.

Assumptions:

•     The segment Accumulated Value is $10,000 at the start of the first segment.

•     All Policy charges, including the annual 3.00% (monthly 0.25%) Indexed Fixed Option Charge, are deducted from the Fixed Account and/or the Variable Accounts.

•     The rates for the Growth Cap and Participation Rate and the factor for the Segment Adjustment Factor are hypothetical and for illustrative purposes only.

•     Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	11,800.00	11,800.00	11,913.28	12,170.59
Average Segment Monthly Balance	10,000.00	11,800.00	11,800.00	11,913.28	12,170.59
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	15%	15%	15%	15%	15%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%	0%	0%
Segment Guaranteed Interest	0.00	0.00	0.00	0.00	0.00
Segment Indexed Interest Rate	15.00%	0.00%	0.80%	1.80%	6.60%
Segment Indexed Interest*	1,800.00	0.00	113.28	275.31	963.89
Total Interest Credited over Term	1,800.00	106.00	113.28	275.31	963.89
Segment Adjustment Factor	1.2	1.2	1.2	1.2	1.2
Segment Adjustment added	300.00	0.00	18.88	42.88	160.64
Segment Maturity Value	11,800.00	11,800.00	11,913.28	12,170.59	13,134.48
* Includes the Segment Adjustment added
Total Return over Period	31.34%
Annual Return over Period	5.60%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we currently credit interest to a Segment in the 1-Year No Cap Indexed Account.

Assumptions:

•     The segment Accumulated Value is $10,000 at the start of the first segment.

•     All Policy charges are deducted from the Fixed Account and/or the Variable Accounts.

•     The rates for the Indexed Threshold Rate and Participation Rate and the factor for the Segment Adjustment Factor are hypothetical and for illustrative purposes only.

•     Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	11,500.00	11,500.00	11,500.00	11,500.00
Average Segment Monthly Balance	10,000.00	11,500.00	11,500.00	11,500.00	11,500.00
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Indexed Threshold Rate	5%	5%	5%	5%	5%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%	0%	0%
Segment Guaranteed Interest	0.00	0.00	0.00	0.00	0.00
Segment Indexed Interest Rate	15.00%	0.00%	0.00%	0.00%	1.60%
Segment Indexed Interest*	1,500.00	0.00	0.00	0.00	183.98
Total Interest Credited over Term	1,500.00	0.00	0.00	0.00	183.98
Segment Adjustment Factor	1.0	1.0	1.0	1.0	1.0
Segment Adjustment	0.00	0.00	0.00	0.00	0.00
Segment Maturity Value	11,500.00	11,500.00	11,500.00	11,500.00	11,683.98
* The Segment Adjustment is zero since the factor is 1.0.
Total Return over Period	16.84%
Annual Return over Period	3.16%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we credit interest to a Segment in the 1-Year Indexed Account on a guaranteed basis. On a guaranteed basis refers to the fact that the Growth Cap is guaranteed to never be lower than 2%, the Participation Rate is guaranteed to never be lower than 100%, and the Segment Adjustment Factor is guaranteed to never be lower than 1.

Assumptions:

•     The segment Accumulated Value is $10,000 at the start of the first segment.

•     All Policy charges are deducted from the Fixed Account and/or the Variable Accounts.

•     Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,200.00	10,200.00	10,281.60	10,466.66
Average Segment Monthly Balance	10,000.00	10,200.00	10,200.00	10,281.60	10,466.66
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	2%	2%	2%	2%	2%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%	0%	0%
Segment Guaranteed Interest	0.00	0.00	0.00	0.00	0.00
Segment Indexed Interest Rate	2.00%	0.00%	0.80%	1.80%	2.00%
Segment Indexed Interest*	200.00	0.00	81.60	185.06	209.33
Total Interest Credited over Term	200.00	0.00	81.60	185.06	209.33
Segment Adjustment Factor	1.0	1.0	1.0	1.0	1.0
Segment Adjustment	0.00	0.00	0.00	0.00	0.00
Segment Maturity Value	10,200.00	10,200.00	10,281.60	10,466.66	10,675.99
* The Segment Adjustment is zero since the factor is 1.0.
Total Return over Period	6.76%
Annual Return over Period	1.32%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we credit interest to a Segment in the 1-Year High Cap Plus Indexed Account on a guaranteed basis. On a guaranteed basis refers to the fact that the Growth Cap is guaranteed to never be lower than 15%, the Participation Rate is guaranteed to never be lower than 100%, and the Segment Adjustment Factor is guaranteed to never be lower than 0.60.

Assumptions:

•     The segment Accumulated Value is $10,000 at the start of the first segment.

•     All Policy charges, including the annual 3.00% (0.25% monthly) Indexed Fixed Option Charge, are deducted from the Fixed Account and/or the Variable Accounts.

•     Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,900.00	10,900.00	10,952.32	11,070.60
Average Segment Monthly Balance	10,000.00	10,900.00	10,900.00	10,952.32	11,070.60
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	15%	15%	15%	15%	15%
Participation Rate[2]	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%	0%	0%
Segment Guaranteed Interest	0.00	0.00	0.00	0.00	0.00
Segment Indexed Interest Rate	15.00%	0.00%	0.80%	1.80%	6.60%
Segment Indexed Interest*	900.00	0.00	52.32	118.28	438.39
Total Interest Credited over Term	900.00	102.00	52.32	118.28	438.39
Segment Adjustment Factor	0.60	0.60	0.60	0.60	0.60
Segment Adjustment subtracted	(600.00)	0.00	(34.88)	(78.85)	(292.26)
Segment Maturity Value	10,900.00	10,900.00	10,952.32	11,070.60	11,508.98
* Includes Segment Adjustment deduction
Total Return over Period	15.09%
Annual Return over Period	2.85%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

2 The guaranteed minimum Participation Rate will never be lower than 100%.

Below is a hypothetical example that shows how we credit interest to a Segment in the 1-Year No Cap Indexed Account on a guaranteed basis. On a guaranteed basis refers to the fact that the Indexed Threshold Rate is guaranteed to never be higher than 10%, the Participation Rate is guaranteed to never be lower than 20%, and the Segment Adjustment Factor is guaranteed to never be lower than 1.

Assumptions:

•     The segment Accumulated Value is $10,000 at the start of the first segment.

•     All Policy charges are deducted from the Fixed Account and/or the Variable Accounts.

•     Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,200.00	10,200.00	10,200.00	10,200.00
Average Segment Monthly Balance	10,000.00	10,200.00	10,200.00	10,200.00	10,200.00
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Indexed Threshold Rate	10%	10%	10%	10%	10%
Participation Rate	20%	20%	20%	20%	20%
Minimum Segment Guaranteed Interest Rate	0%	0%	0%	0%	0%
Segment Guaranteed Interest	0.00	0.00	0.00	0.00	0.00
Segment Indexed Interest Rate	2.00%	0.00%	0.00%	0.00%	0.00%
Segment Indexed Interest*	200.00	0.00	0.00	0.00	0.00
Total Interest Credited over Term	200.00	0.00	0.00	0.00	0.00
Segment Adjustment Factor	1.0	1.0	1.0	1.0	1.0
Segment Adjustment	0.00	0.00	0.00	0.00	0.00
Segment Maturity Value	10,200.00	10,200.00	10,200.00	10,200.00	10,200.00
* The Segment Adjustment is zero since the factor is 1.0.
Total Return over Period	2.00%
Annual Return over Period	0.40%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Here is how Segments Work

•     Segment Creation. A new Segment is created when there is a transfer to an Indexed Account. The Segment continues until the end of the Segment Term.

•     Segment Value Change. Over the Segment Term, the Segment is credited with the Segment Guaranteed Interest, if any, and is reduced by Segment Deductions (discussed below).

•     Segment Deductions. Over the Segment Term, money may be transferred from the Segments for the Policy’s Monthly Deductions, for withdrawals and for standard policy loans and alternate loans.

•     Segment Indexed Interest. Based on the performance of the Index, interest may be credited to the Segment at the end of the Segment Term. It is possible, however, that Segment Indexed Interest will not be greater than zero.

•     Segment Maturity. At the end of a Segment Term, the Segment Value is reallocated to a new Segment or to the Fixed Accounts, based on your instructions. Before the end of a Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for the current rates (Participation Rate, Growth Cap, Indexed Threshold Rate, Segment Adjustment Factor as applicable) that will apply to a new Segment. You can find Segment dates, current Segment activity, and additional information for all open, and recently matured Segments on your quarterly and annual Policy statements. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Investment Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program.

Important Considerations:

•     Net Premiums and Accumulated Value are not directly deposited in or allocated to the Indexed Accounts. Such amounts are first allocated or transferred to the Fixed Account. On a Segment Start Date, we then transfer such Net Premiums and Accumulated Value to the Indexed Accounts.

•     All Segment Start Dates currently begin on the 15th of a month. Each Segment Start Date has a Cutoff Date. To begin a Segment on a particular Segment Start Date, we must receive your instructions and payment by the Cutoff Date for that Segment Start Date.

•     You can only allocate all or a portion of your Net Premiums or transfer Accumulated Value to the Indexed Accounts if your Policy is not in a Lockout Period (discussed below). However, the Lockout Period will not affect any maturing Segments. Accumulated Value in a Segment that matures during the Lockout Period will be reallocated to a new segment, or to the Fixed Account per your instructions.

•     Account Deductions are taken proportionately from the Fixed Account Value and the Variable Account Value until each have been reduced to zero. Any remaining deductions will be taken proportionate to each Segment Value across all segments in the Indexed Accounts.

•     There is no guarantee that Segment Indexed Interest will be greater than zero at Segment Maturity.

•     For Indexed Accounts with a Growth Cap, the total interest crediting rate that is applied to each Segment will never exceed the Growth Cap and will never be less than the 0% Segment Guaranteed Interest rate.

•     For Indexed Accounts with an Indexed Threshold Rate, the total interest crediting rate is reduced by the Indexed Threshold Rate and will never be less than the 0% Segment Guaranteed Interest rate.

•     If the Segment Indexed Interest at Segment Maturity is greater than zero, the Segment Indexed Interest is reduced if the Segment Adjustment Factor is less than 1.0, but in no event will the Segment Indexed Interest be less than zero.

•     You cannot transfer Accumulated Value from an Indexed Account to any other Investment Option until Segment Maturity. Money may be transferred from a Segment for withdrawals and Standard Policy Loans, however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program.

•     At Segment Maturity, we will automatically invest Segment Maturity Value into a new Segment unless you tell us otherwise by the Cutoff Date.

•     We may eliminate or substitute the Index if the Index we are currently using is no longer published, if the licensing agreement for a particular Index expires, or if the cost of providing the investment on the Index becomes too high.

•     Changing the Index will not affect the guarantees for the Indexed Accounts.

•     We will notify you and any assignee of record if we replace the Index.

•     We will select a replacement Index in our sole discretion, based on the availability of the Index and our ability to purchase the necessary underlying securities.

The way we calculate interest on Accumulated Value allocated to the Indexed Accounts is different from the way Accumulated Value allocated to a Variable Account, such as the Equity Index Variable Account, is calculated. The Equity Index Variable Account invests in the Pacific Select Fund Equity Index Portfolio, whose investment strategy is to invest at least 80% of its assets in equity securities of companies that are included in the S&P 500® Index. Accumulated Value allocated to the Equity Index Variable Account is valued daily based on the net asset value of the underlying Equity Index Fund. The Equity Index Variable Account reflects the change in the underlying Equity Index Fund’s net asset value.

Conversely, the Indexed Fixed Options are part of Pacific Life’s General Account. Investment of General Account assets is at Pacific Life’s sole discretion, subject to applicable law and regulation. The Segment Indexed Interest credited to Segments of the Indexed Accounts is based in part on any positive change in the S&P 500® Index (without dividends). It is a one-year point-to-point interest crediting strategy that will credit interest based on the one-year performance of the S&P 500® (without dividends) between two points in time, limited by a Growth Cap or reduced by an Indexed Threshold Rate as described above.

Segment Creation:

•     Segments can be funded by:

a. premium payments

b. transfers from the Fixed Account

c. reallocated amounts from prior Segments following Segment Maturity.

•     A new Segment is created when amounts are transferred from the Fixed Account to an Indexed Account.

•     Accumulated Value held in the Fixed Account will earn interest at the Fixed Account rate until it is transferred.

In order for us to create a Segment on a particular Segment Start Date, we must receive your instructions and payment by the Cutoff Date for that Segment Start Date. It is important to remember the Accumulated Value we transfer from the Fixed Account at the Segment Start Date may be less than your Designated Amount if we deducted Policy charges, or if you took a withdrawal or Standard Loan, from the Fixed Account before the Segment Start Date.

Once a Segment is created, you may not transfer Accumulated Value out of that Segment to any other Investment Option before the end of the Segment Term.

Allocations to the Indexed Accounts will first be made to the Fixed Account and transferred to the Indexed Accounts on the next Segment Start Date. The value in the Indexed Accounts may come from several sources:

•     Net Premiums or loan repayments that you have instructed us to transfer to the Indexed Account;

•     Transfers you request from the Fixed Account;

•     Transfers from the Variable Accounts and Fixed LT Account, which can be made to the Fixed Account under policy Transfer guidelines, and then transferred from the Fixed Account into an Indexed Account.

Transfers from the Fixed Account to an Indexed Account may not be made during the Lockout Period.

Each Segment has its own Participation Rate, Segment Adjustment Factor, Growth Cap or Indexed Threshold Rate, as applicable. The Participation Rate, Segment Adjustment Factor, Growth Cap or Indexed Threshold Rate for a Segment are those in effect on the Segment Start Date. The Participation Rate, Segment Adjustment Factor, Growth Cap or Indexed Threshold Rate in effect as of the Policy Date are shown in the Policy Specifications. We will notify you in the Annual Report or other written notice if they change.

We reserve the right to change the Segment Start Dates and to limit transfers into the Indexed Accounts, but in any event, you will be allowed to make transfers at least once per calendar quarter. We will notify you in the Annual Report or other written notice if we change the Segment Start Dates.

There are two ways to make transfers to the Indexed Accounts:

•     Payment and Reallocation Instructions; and

•     Transfers by Written Request.

Transfers to the Indexed Accounts will be based on your latest instructions on file with us. There are two types of instructions for transfers to the Indexed Accounts.

1.         Payment Instructions: Your instructions to us to transfer a portion of a Net Premium or loan repayment to an Indexed Account. The portion of the Net Premium or loan repayment that you designated will be deposited into the Fixed Account on the day it is received and will remain there until the next Segment Start Date, assuming we received your instructions and payment by the Cutoff Date for that Segment Start Date. The Fixed Account will earn interest and be assessed Policy charges during this period. On the Segment Start Date, we will transfer the lesser of the amount of Net Premium or loan repayment you designated for transfer, or the Fixed Account value. If you did not give us instructions and your payment by the Cutoff Date or if your Policy is in a Lockout Period, we will not make the transfer to the Indexed Account.

An example:

We receive and apply a premium payment of $10,000 on January 2, which corresponds to a Net Premium of $9,310 after deduction of a $690 maximum basic premium load. Based upon your payment instructions, 100% of the Net Premium is applied to an Indexed Account and the Designated Amount = $9,310.

On January 2, the Designated Amount is applied to the Fixed Account and the Fixed Account balance is $9,310. The Policy earns interest and charges are deducted, and on January 15 (the Segment Start Date), the Fixed Account balance is equal to $9,280.

On January 15, the Segment Start Date, the Fixed Account balance is $9,280, which is less than the Designated Amount. This amount will be transferred to the Indexed Account selected and the Fixed Account balance will be zero.

Another example:

Using the same examples as above, but assuming that the Fixed Account Value is $9,500 on the Segment Start Date:

On January 15, the Segment Start Date, the Designated Amount of $9,310 will be transferred to the Indexed Account. The Fixed Account value will be $190.

2.         Reallocation Instructions: Your instructions to us to reallocate the Segment Maturity Value to the Indexed Accounts at the end of a Segment Term or the Fixed Options. If you did not give us instructions, the Segment Maturity Value automatically will be reallocated to the same Indexed Accounts to create a new Segment. Transfer of the Segment Maturity Value from the Fixed Account to other Investment Options must be made in compliance with your Policy’s transfer restrictions. Transfer restrictions in effect may increase the amount of time required to transfer your Indexed Accumulated Value from the Indexed Accounts. See Transferring Among Investment Options and Market-timing Restrictions.

You may also make transfers to the Indexed Accounts by Written Request. We must receive your request before the Cutoff Date. When we receive your Written Request, we will make the allocation first to the Fixed Account and then transfer it to the Indexed Accounts on the next Segment Start Date. If you want to transfer Accumulated Value from other Investment Options into the Indexed Accounts, your Accumulated Value will first be transferred from the Investment Options to the Fixed Account, according to the Transfer provisions in your Policy, and then transferred from the Fixed Account to the Indexed Accounts. See Transferring Among Investment Options and Market-timing Restrictions.

Any reallocation of Segment Maturity Value from the Indexed Accounts to the Fixed Options will occur before any other transfer.

Segment Value Changes:

Deductions from your Policy’s Accumulated Value for Monthly Deductions, Standard Policy Loans and withdrawals are taken first from the Policy’s Fixed Accumulated Value and Variable Accumulated Value on a proportionate basis. If there is no Fixed Accumulated Value or Variable Accumulated Value, we will take deductions from the Indexed Accumulated Value.  Any deductions from the Indexed Accounts will be taken proportionate to each Segment Value across all segments in the Indexed Accounts. For each Segment, deductions are taken from the Segment monthly balance (defined below under Segment Maturity). If a withdrawal or Standard Loan is taken from the Policy that results in a deduction from the Indexed Accounts, and the withdrawal or Standard Loan is not taken pursuant to a Systematic Distribution Program, then a Lockout Period will begin. During the Lockout Period you may not allocate all or a portion of a Net Premium, loan repayments or otherwise transfer Accumulated Value from the Fixed Account into the Indexed Accounts. Segment reallocations for any maturing Segment will be made according to your reallocation instructions.

Deductions from the Indexed Accumulated Value may be taken for monthly Policy charges, withdrawals or Standard Loans. Segment Indexed Interest will be credited to the Segment and is equal to the Segment Indexed Interest Rate multiplied by the average of all Segment Monthly Balances over the entire Segment Term. This means that a proportionate Segment Indexed Interest will be applied to all amounts that are deducted from the Indexed Accounts over the Segment Term.

Here is an example of how a withdrawal from the Policy affects Segment Indexed Interest.

•     We create the Segment on January 15 with a $1,000 allocation.

•     You have not taken a Standard Loan, and we have not deducted Policy charges from the Segment.

•     On July 15, you take a single withdrawal of $300 from the Segment.

•     At the end of the Segment Term, the Index Growth Rate and corresponding Segment Indexed Interest Rate are 8%.

End of Segment Month	Segment Monthly Balance
February 14	$1,000
March 14	$1,000
April 14	$1,000
May 14	$1,000
June 14	$1,000
July 14	$1,000
August 14	$700
September 14	$700
October 14	$700
November 14	$700
December 14	$700
January 14 (of the following year)	$700
The average monthly Segment Balance is $850 (6 months × $1,000 + 6 months × $700, divided by 12).

The Segment Indexed Interest credited at Segment Maturity is $68 ($850 × 8% = $68.00). Upon Segment Maturity, the final Segment Accumulated Value is $768 (the $700 remaining Segment Balance plus the $68 Segment Indexed Interest).

How surrenders affect Segment Indexed Interest

Using the example above, if you surrender the Policy on July 15th instead of taking a withdrawal, you will forfeit the Segment Indexed Interest we would otherwise have credited, and the $1,000 Accumulated Value in the Segment is included in the Policy’s Net Cash Surrender Value.

Segment Maturity:

We calculate Segment Indexed Interest, if any, and credit it to the Segment at Segment Maturity. We will never credit negative interest to the Indexed Fixed Options. The Segment ends at Segment Maturity and we allocate the Segment Maturity Value to the Investment Options according to your reallocation instructions on file with us. If you have not given us reallocation instructions, we will reallocate the Segment Maturity Value to a new Segment in the same Indexed Accounts. Reallocation to a new Segment will be subject to the Participation Rate, Segment Adjustment Factor, Growth Cap or Indexed Threshold Rate then in effect. However, if the Segment Maturity Value consists only of the Segment Indexed Interest, we will transfer such value into the Fixed Account.

The Segment Indexed Interest is the average of all Segment monthly balances over the entire Segment Term multiplied by the Segment Indexed Interest Rate.

The Segment monthly balance is, as of the end of any Segment Month, the amount initially transferred to the Segment minus all Segment Deductions. We calculate the Segment monthly balance as of the end of each Segment Month, and average these amounts for determining the Segment Indexed Interest.

Indexed Accounts with a Growth Cap

The Segment Indexed Interest Rate reflects the Index Growth Rate, and is equal to [the lesser of (a × b) and c] – d, but not less than zero, where:

a =  Index Growth Rate;

b =  Participation Rate (guaranteed to be no less than 100% for the 1-Year Indexed Account, 100% for the 1-Year High Cap Plus  Indexed Account, or 20% for the 1-Year No Cap Indexed Account);

c =  Growth Cap (will not be less than 2% for the 1-Year Indexed Account or 15% for the 1-Year High Cap Plus Indexed Account); and

d =  Minimum Segment Guaranteed Interest Rate (0%).

Indexed Account with an Indexed Threshold Rate

The Segment Indexed Interest Rate reflects the Index Growth Rate less the Indexed Threshold Rate, and is equal to [(a - b) x c] – d, but not less than zero, where:

a =  Index Growth Rate;

b =  Indexed Threshold Rate;

c =        Participation Rate (guaranteed to be no less than 20% for the 1-Year No Cap Indexed Account); and

d =  Minimum Segment Guaranteed Interest Rate (0%).

Minimum Indexed Benefit Rider

This benefit may provide an Indexed Termination Credit to the Policy when Accumulated Value is allocated to certain eligible indexed accounts and the eligible Indexed Account’s Segment Indexed Interest credited is less than the charges (Indexed Fixed Option Charge and a portion of the Policy asset charge attributable to eligible indexed accounts). Currently, all Indexed Accounts are eligible indexed accounts. Only Indexed Accounts classified as an eligible indexed account will be used in the calculation of the Indexed Termination Credit. We reserve the right to classify additional Indexed Accounts or add new Indexed Accounts as an eligible indexed account at any time. Any Indexed Account that is classified as an eligible indexed account cannot be declassified as an eligible indexed account. We may cease offering one or more Indexed Accounts and if such Indexed Accounts were eligible indexed accounts, that eligible indexed account will no longer be available. Any benefit provided by this benefit will remain until the Policy terminates.

The Indexed Termination Credit does not increase the Policy’s Accumulated Value and will never go below zero. The Indexed Termination Credit is the greater of zero or the Indexed Termination Credit Accrued. The Indexed Termination Credit Accrued is an amount that starts at zero when the Policy is issued. It is a cumulative amount that is calculated as follows

•     the value of the Index Termination Credit as of the prior day,

•     plus the Indexed Fixed Option Charge (currently 0.25% per month) attributable to the eligible Indexed Accounts as of each Monthly Payment Date,

•     plus the portion of the Policy’s asset charge rate (currently 0.0125% per month) multiplied by the Indexed Account Value of all eligible Indexed Account(s) as of each Monthly Payment Date,

•     minus the Segment Indexed Interest Credited to eligible indexed accounts as of each Segment Maturity Date.

The Indexed Termination Credit is used to determine the following:

•     the death benefit proceeds for Policies in a Grace Period and not in a Grace Period,

•     the Net Cash Surrender Value at the time of a full surrender (including exchanges and conversions) of the Policy,

•     when the Policy enters a Grace Period,

•     the amount of payment due during a Grace Period, and

•     the amount of Premium required to reinstate the Policy.

Effect on the Policy and Other Riders

Effect on the Death Benefit Proceeds for Policies in a Grace Period – On the date of death, your Death Benefit calculated under the Policy’s Death Benefit Options will include the Indexed Termination Credit when calculating the Death Benefit Proceeds.

Effect on the Death Benefit Proceeds for Policies not in a Grace Period – On the date of death, your Death Benefit calculated under Death Benefit Option B will include the Indexed Termination Credit when calculating the Death Benefit Proceeds.

Effect on the Net Cash Surrender Value – When the Policy is terminated by your request to surrender it, including for Policy exchange and conversions, the Policy’s Net Cash Surrender Value will be increased by the Indexed Termination Credit, if any, calculated on the date of Policy Surrender. There are no other circumstances in which the Indexed Termination Credit may increase the Net Cash Surrender Value.

Effect on the Grace Period and Lapse – We will use the Policy’s Accumulated Value plus the Indexed Termination Credit, if any, reduced by any Total Policy Debt to determine if the Policy will lapse. If that amount is not sufficient to provide for the Policy’s Monthly Deductions, the Policy will enter the Grace Period.

Coordination with an Accelerated Death Benefit Rider

The Indexed Termination Credit Accrued will be reduced by the Acceleration Percentage, as defined in the applicable rider, when a benefit payment is made under any rider that pays an accelerated death benefit. See Optional Riders and Benefits – Premier LTC Rider, Premier Living Benefits Rider, Premier Living Benefits Rider 2, or Terminal Illness Rider, as applicable, for information on the Acceleration Percentage for a particular rider.

Reinstatement

If the Policy lapses and is later reinstated, then this rider will also be reinstated. At such time, the Indexed Termination Credit will equal the Indexed Termination Credit on the date of lapse. Any premium required to reinstate the Policy will be reduced by any Indexed Termination Credit on the date of lapse.

Termination

This rider will terminate on the date the Policy ceases to be In Force. You may not terminate this rider by Written Request.

Transferring Among Investment Options and Market-timing Restrictions

Transfers

You can transfer among your Investment Options any time during the life of your Policy without triggering any current income tax. If your state requires us to refund your premiums when you exercise your Free Look Right, you can make transfers and use transfer programs only after the Free Look Transfer Date. Your transfer of Accumulated Value on the Free Look Transfer Date does not count as a transfer for purpose of applying the limitations described in this section. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You will find more information about making telephone and electronic transfers in POLICY BASICS.

Transfers will normally be effective as of the end of the Business Day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

•     Transfers are limited to 25 for each calendar year.

•     If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the Investment Options until the start of the next calendar year. However, you may make 1 transfer of all or a portion of your Policy’s Accumulated Value remaining in the Variable Investment Options into the Fidelity® VIP Government Money Market Variable Account prior to the start of the next calendar year.

•     You may only make 2 transfers in any calendar month to or from each of the following Investment Options:

Fidelity® VIP Bond Index Portfolio Initial Class	Fidelity® VIP International Index Portfolio Initial Class	Fidelity® VIP Total Market Index Portfolio Initial Class

For example, if you transfer from the Fidelity VIP Bond Index Portfolio Initial Class to the Fidelity VIP Total Market Index Portfolio Initial Class, that counts as one transfer for each Investment Option. Only one more transfer involving those two Investment Options can occur during the calendar month. If you later transfer from the Fidelity VIP Bond Index Portfolio Initial Class to the Pacific Select Fund Growth Portfolio Class P, that would be the second transfer in the calendar month involving the Fidelity VIP Bond Index Portfolio and that Investment Option is no longer available for the remainder of the calendar month. All other Investment Options listed above would still be available to transfer into or out of for the remainder of the calendar month.

•     Additionally, only 2 transfers in any calendar month may involve any of the following Investment Options:

DFA VA International Small Portfolio	M International Equity Fund

For example, if you transfer from the DFA VA International Small Portfolio to the Pacific Select Fund Growth Portfolio Class P, that counts as one transfer for the calendar month.  If you later transfer from the DFA VA International Small Portfolio to the Pacific Select Fund Floating Rate Income Portfolio Class P, that would be the second transfer for the calendar month and no more transfers will be allowed for any of the Investment Options listed above for the remainder of the calendar month.

•     For the purpose of applying the limitations, multiple transfers that occur on the same day are considered 1 transfer. Transfers into the Standard Loan Account, a transfer of Accumulated Value from the Standard Loan Account into your Investment Options following a loan payment, transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, Fixed Option interest sweep service, approved corporate owned life insurance policy rebalancing programs, the first year transfer service or an approved asset allocation service are excluded from the transfer limitations. Also, allocations of premium payments are not subject to these limitations.

•     Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. If the seventh calendar day is not a Business Day, then a transfer may not occur until the next Business Day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Equity Index Variable Investment Option on Monday, you may not make any transfers to or from that Variable Investment Option before the following Monday. Transfers to or from the Fidelity® VIP Government Money Market Variable Account are excluded from this limitation.

•     Only one transfer into the Fixed LT account is allowed during any 12 month period. There is no limit on the number of transfers into the Fixed Account other than the restriction that the total number of transfers cannot exceed 25 in a policy year. Transfers to the Fixed Options may be limited (see YOUR INVESTMENT OPTIONS – Fixed Options).

•     You can make one transfer in any 12-month period from each Fixed Option, except if you have signed up for the first year transfer service (see YOUR INVESTMENT OPTIONS – Transfer Services later in this section).

•     Transfers from the Fixed Account may be made into the Variable Investment Options, the Fixed LT Account or both, subject to the following limits:

•     You may transfer up to 100% of the value in the Fixed Account to the Fixed LT Account,

•     You may transfer from the Fixed Account to the Variable Investment Options the lesser of:

•     100% of the value in the Fixed Account, or

•     The greater of:

•      $5,000,

•      25% of your Policy’s Accumulated Value in the Fixed Account and the Indexed Accounts, which will be taken from the Fixed Account only and cannot exceed the Fixed Account Value, or

•      the total amount transferred from the Fixed Account to the Variable Investment Options in the prior year.

•     Transfers from the Fixed LT Account may be made to the Variable Investment Options, the Fixed Account, or both. The transfer is limited to the greater of:

•     $5,000, or

•     10% of the Accumulated Value in the Fixed LT Account, or

•     the total amount transferred from the Fixed LT Account to either the Fixed Account or the Variable Investment Options in the prior year.

•     We reserve the right, in our sole discretion, to waive the transfer restrictions on the Fixed Options. Please contact us or your life insurance producer to find out if a waiver is currently in effect.

•     If you request a transfer to the Indexed Fixed Options and we receive your instructions by the Cutoff Date, we will make the transfer first to the Fixed Account and then to the Indexed Fixed Options on the next Segment Start Date.

•     Currently, there is no charge for making a transfer but we may charge you in the future. The maximum fee we will charge for a transfer is $25 per transfer in excess of 12 per Policy Year.

•     There is no minimum required value for the Investment Option you are transferring to or from.

•     There is no minimum amount required if you are making transfers between Variable Investment Options.

•     You cannot make a transfer if your Policy is in the Grace Period and is in danger of lapsing.

•     We can restrict or suspend transfers.

•     We will notify you or your representative if we refuse or delay your transfer request.

•     We have the right to impose limits on transfer amounts, the value of the Investment Options you are transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all Policy Owners.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of Investment Options, reorganization of underlying portfolios, or other extraordinary circumstances.

We do not count the transfer from the Fixed Account to an Indexed Fixed Option towards the number of transfers you may make in Policy Year. Further, we do not count such transfer towards the number of transfers you may make in a Policy Year without a transfer fee.

You may not transfer from an Indexed Fixed Option until Segment Maturity. In addition, you may not allocate all or a portion of a Net Premium or Accumulated Value to the Indexed Fixed Option if your Policy is in a Lockout Period.

Upon Segment Maturity, the Segment Maturity Value cannot be transferred directly into the Variable Options. The Segment Maturity Value must first be transferred to the Fixed Account before it can be transferred to the Variable Options. You must provide us instructions prior to the Cut-off Date, to automatically transfer the Segment Maturity Value to the Fixed Account. Once the Segment Maturity Value is transferred to the Fixed Account, any transfers, thereafter from the Fixed Account to the Variable Options, will be subject to the Fixed Account transfer restrictions, which may increase the amount of time required to transfer the value into the Variable Options.

Market-timing restrictions

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the Policy. Such frequent trading can disrupt management of the underlying portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. As required by SEC regulation (Rule 22c-2 of the 1940 Act), we entered into written agreements with each Fund or its principal underwriter that require us to provide to a Fund, upon Fund request, certain information about the trading activity of individual Contract Owners. The agreement requires us to execute any Fund instructions we receive that restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading or market timing policies established by a Fund. The policies of a Fund may be more restrictive than our policies or the policies of other Funds. See the Fund prospectuses for additional information.

In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the portfolios. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such Policy Owners, or by a life insurance producer or other party acting on behalf of one or more Policy Owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on portfolio performance and therefore your Policy’s performance. Such trading may also cause dilution in the value of the Investment Options held by long-term Policy Owners. While these issues can occur in connection with any of the underlying portfolios, portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all Policy Owners, subject to the transfer restrictions outlined above. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying Funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such Funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying Fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Policy Owners. Such restrictions could include:

•     not accepting transfer instructions from a representative acting on behalf of more than one Policy Owner, and

•     not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Policy Owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

Transfer Services

We offer several services that allow you to make transfers of Accumulated Value or interest earnings from one Investment Option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the Variable Investment Options. Under the first year transfer service, you can make transfers from the Fixed Account to the Fixed LT Account and the Variable Investment Options. Under the Fixed Option interest sweep service, you can transfer interest earnings from the Fixed Account or Fixed LT Account to the Variable Investment Options.  Under the Scheduled Indexed Transfer Program, you can schedule transfers from the Fixed Account to the Indexed Accounts.

We may restrict the number of transfer services in which you can participate at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.

Detailed information regarding each transfer service appears in the SAI.

Dollar cost averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between Variable Investment Options. It does not allow you to make transfers to or from either of the Fixed Options or the Indexed Fixed Options. We process transfers as of the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a Variable Investment Option to start the service.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Investing this way does not guarantee profits or prevent losses.

We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

Portfolio rebalancing

As the value of the underlying portfolios changes, the value of the allocations to the Variable Investment Options will also change. The portfolio rebalancing service automatically transfers your Policy’s Accumulated Value among the Variable Investment Options according to your original percentage allocations. We process transfers as of the end of the Business Day on your Policy’s next quarterly, semi-annual or annual anniversary, depending on the interval you choose, unless you specify a different start date.

Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an Investment Option with relatively higher returns to one with relatively lower returns.

We do not charge for the portfolio rebalancing service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

If at any time you move all or any portion of your Policy’s Accumulated Value out of the Investment Options you selected at the time you enrolled in the portfolio rebalancing service, your enrollment will be cancelled. Once the portfolio rebalancing service is cancelled, you must wait 30 days before you can re-enroll.

First year transfer

Our first year transfer service allows you to make transfers from the Fixed Account to the Variable Investment Options or the Fixed LT Account during the Policy’s first year. It does not allow you to transfer among Variable Investment Options. You enroll in the service when you apply for your Policy using the New Business Variable Life Optional Services form.

This service allows you to average the cost of investments over the first 12 months from the date your initial premium is applied to your Policy. Investing this way does not guarantee profits or prevent losses.

We do not charge for the first year transfer service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

Fixed Option interest sweep

The Fixed Option interest sweep service allows you to make scheduled transfers of the accumulated interest earnings from your Fixed Account or Fixed LT Account to the Variable Investment Options. At the time you complete the election form for the Fixed Option interest sweep service, you will select either the Fixed Account or the Fixed LT Account as the account from which you want to transfer interest earnings. You will also select the Variable Investment Options to which you wish to transfer the interest earnings. Interest earnings subject to transfer under the Fixed Option interest sweep service will begin to accrue on the Policy’s first monthly anniversary following your enrollment in the service. Each transfer must be at least $50. If the fixed account option you selected on the election form does not have interest earnings of at least $50, the transfer will be held until the next scheduled transfer date when the interest earnings are at least $50. Amounts transferred under the Fixed Option interest sweep service do not count against the Fixed Option transfer limitations or Investment Option transfer restrictions.

We do not charge for the Fixed Option interest sweep service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

Scheduled Indexed Transfer program

Our Scheduled Indexed Transfer program (SIT) allows you to make scheduled transfers from the Fixed Account to the available Indexed Fixed Options. When you complete the form for the SIT, you must specify one of the two available methods to make the allocation: the Specified Amount method or the Period Depletion method.

If you select the Specified Amount method, you will request a specific amount to be transferred. This amount will be transferred until the Fixed Account has been depleted or the number of transfers specified have been completed.

If you select the Period Depletion method, you will specify the number of transfers you wish to make. Amounts will be reallocated from the Fixed Account into an Indexed Fixed Option using a declining balance calculation until the Fixed Account has been depleted.

Allocations from the Fixed Account to new segments of an Indexed Fixed Option will occur on the Transfer Date after any other transfers or premium payment allocations have occurred.

WITHDRAWALS, SURRENDERS AND LOANS

You can take out all or part of your Policy’s Accumulated Value while your Policy is In Force by making withdrawals or surrendering your Policy. You can take out a loan from us using your Policy as security. You can also use your Policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Making a withdrawal, taking out a loan or surrendering your Policy can change your Policy’s tax status, generate taxable income, or make your Policy more susceptible to lapsing. Be sure to plan carefully before using these Policy benefits.

If you withdraw a larger amount than your investment in your Policy, or if your Policy is classified as a Modified Endowment Contract, your withdrawal may be considered taxable income.

For more information on the tax treatment of withdrawals or loans, or in the event you surrender your Policy, see VARIABLE LIFE INSURANCE AND YOUR TAXES.

Making Withdrawals

You can withdraw part of your Policy’s Accumulated Value starting on your Policy’s first anniversary and until the Monthly Deduction End Date. Here’s how it works:

•     You must send us a Written Request that’s signed by all owners.

•     Each withdrawal must be at least $200, and the Net Cash Surrender Value of your Policy after the withdrawal must be at least $500.

•     We will not accept your request to make a withdrawal if it will cause your Policy to become a Modified Endowment Contract, unless you have told us in writing that you want your Policy to become a Modified Endowment Contract.

•     We may charge you $25 for each withdrawal you make. (There is no charge currently imposed upon a withdrawal.)

•     The Accumulated Value, Cash Surrender Value and Net Cash Surrender Value of your Policy will be reduced by the amount of each withdrawal. The withdrawal will be processed as an Account Deduction.

•     If the Insured dies after you have sent a withdrawal request to us, but before we have made the withdrawal, we will deduct the amount of the withdrawal from any Death Benefit Proceeds owing.

How withdrawals affect your Policy’s Death Benefit

Making a withdrawal will affect your Policy’s Death Benefit in the following ways:

•     If your Policy’s Death Benefit does not equal the Minimum Death Benefit, the Death Benefit may decrease by the amount of your withdrawal.

•     If your Policy’s Death Benefit equals the Minimum Death Benefit, the Death Benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your Policy’s Face Amount

If you have chosen Death Benefit Option B or Option C, making a withdrawal does not reduce your Policy’s Total Face Amount.

If you have chosen Death Benefit Option A, then a withdrawal may reduce your Policy’s Total Face Amount; however, the first withdrawal of each year in the first 15 Policy Years up to the lesser of $10,000 or 10% of the Net Cash Surrender Value will not reduce the Policy’s Total Face Amount. If you withdraw a larger amount, or make additional withdrawals, the Total Face Amount will usually be reduced by the amount, if any, by which the Total Face Amount exceeds the result of the Death Benefit immediately before the withdrawal minus the amount of the withdrawal.

We reserve the right to refuse any withdrawal request that would reduce the Policy’s Total Face Amount to less than $1,000 after the withdrawal.

An example of a withdrawal in the first 15 Policy Years

For a Policy with a Total Face Amount of $250,000 and a Surrender Value of $80,000, the Owner may withdraw the lesser of $10,000 or $8,000 (10% × $80,000) without any reduction in Total Face Amount.

Example 1: Owner requests a withdrawal of $6,000. There will be no reduction in Total Face Amount.

Example 2: Owner requests a withdrawal of $10,000. The Total Face Amount reduction is the amount of the withdrawal, less the allowable withdrawal amount, or $2,000 ($10,000 – $8,000 = $2,000). The Total Face Amount following the withdrawal is $248,000 ($250,000 – $2,000 = $248,000).

Taking Out a Loan

You can borrow money from us any time after the Free Look Transfer Date. The maximum amount available to borrow is less than 100% of your Accumulated Value. There are two loan types that are available. The Standard Loan under your Policy and the Alternate Loan under the Alternate Loan Rider 2. The minimum amount you can borrow is $200 for a Standard Loan and $200 for an Alternate Loan.

A Standard Loan is available based on the Accumulated Value allocated to any of the Investment Options (including the Indexed Accounts).  An Alternate Loan is only available based on the Accumulated Value allocated to certain Indexed Accounts (referred to as Designated Accounts for Alternate Loan purposes) and is not available until Policy Year 3.

Taking out a Standard Loan will affect the growth of your Policy’s Accumulated Value, and may affect the Death Benefit. When you borrow money from us, we use your Policy’s Accumulated Value as security. You pay interest on the amount you borrow. For a Standard Loan, the Accumulated Value set aside to secure your loan also earns interest.

You may request a Standard Loan either by sending us a request in writing, over the telephone or electronically. You will find more information about requesting a loan by telephone or electronically in POLICY BASICS.

How it works when you take out a Standard Loan and/or an Alternate Loan

When you take out a Standard Loan:

•     To secure the loan, we transfer an amount equal to the amount you are borrowing from your Accumulated Value in the Investment Options to the Standard Loan Account. We will transfer the loan from the Investment Options that make up your Policy’s Accumulated Value to the Standard Loan Account. The loan amount will be processed as an Account Deduction.

•     Interest owing on the amount you have borrowed accrues daily at an annual rate of 2.25%. Interest that has accrued during the Policy Year is due on your Policy Anniversary.

•     Taking a loan or making a withdrawal from the Policy that results in a deduction from the Indexed Fixed Options, other than a withdrawal or loan pursuant to a Systematic Distribution Program, will cause a Lockout Period to begin. During the Lockout Period, you may not allocate any Net Premium payments, loan repayments or otherwise transfer Accumulated Value from the Fixed Account into the Indexed Fixed Options. Reallocations for any maturing Segment will be made according to your reallocation instructions.

•     The amount in the Standard Loan Account earns interest daily at an annual rate of at least 2.00%. On each Policy Anniversary, if the Standard Policy Debt exceeds the Standard Loan Account Value, then the excess is transferred from your Policy’s Investment Options to the Standard Loan Account on a proportionate basis to the Standard Loan Account. If the Standard Loan Account Value exceeds Standard Policy Debt, then the excess will be transferred from the Standard Loan Account to the Investment Options according to your most recent premium allocation instructions.

•     We currently intend to credit interest on the amount in the Standard Loan Account at an annual rate of 2.25% in Policy Year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your Policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 1.00% on the amount in the Standard Loan Account.

When you take out an Alternate Loan:

•     To secure the Alternate Loan, no money is transferred from the Indexed Fixed Options.  The Alternate Loan amount remains invested in the Indexed Fixed Options (referred to as Designated Accounts for Alternate Loan purposes). Currently all available Indexed Fixed Options are Designated Accounts.

•     The Alternate Loan Value is how we keep track of the loan amount you have taken and there is no interest earned for the amount tracked by the Alternate Loan Value. The Accumulated Value will remain in the Designated Accounts and will be subject to the performance of that applicable Designated Account.

•     Interest owing on the amount borrowed accrues daily. On a guaranteed basis, the maximum Alternate Loan Interest Charged is 7.50% per year. Interest that has accrued during the Policy Year is due on your Policy Anniversary. Any such interest that has accrued and has not been paid is treated as a new Alternate Loan on that date and will be added to the Alternate Loan Value.

How much you can borrow as a Standard Loan or Alternate Loan

Standard Loan

The maximum amount you may borrow on any date is equal to the Accumulated Value less:

•     three times the most recent monthly deduction that reduces the Accumulated Value under the Policy;

•     any surrender charge; and

•     any existing Standard Policy Debt.

An example of how much you can borrow (Standard Loan)

For a Policy in Policy Year 5 with:
• Accumulated Value of $100,000 • Standard Policy Debt of $60,000 • a most recent monthly deduction of $225 • a surrender charge of $5,000 if the Policy was surrendered on the day the loan is taken.
The maximum amount you can borrow is $34,325. (100,000 – (3 × 225) – 5,000 – 60,000)

Alternate Loan

The maximum amount of each Alternate Loan is equal to the lesser of the Standard Loan Amount available under the Policy and (a-b-c-d-e), where:

a = The Designated Account Value,

b = Interest on the Designated Account Value calculated to the end of the current Policy Year at the Alternate Loan Interest Charged rate,

c = Interest on any existing Standard Policy Debt calculated to the end of the current Policy Year at the Standard Loan Interest Charge rate,

d = The most recent Monthly Deduction multiplied by the number of Monthly Payment dates remaining in the current Policy year, and

e = Any existing Alternate Policy Debt.

An example of how much you can borrow (Alternate Loan)
For a Policy at the beginning of Policy Year 3 with:

•     Standard Loan Amount available for $120,000.

•     Designated Account Value; a= $100,000

•     Interest on Designated Account Value; b=$7,500 (Alternate Loan Interest Charge Rate (Maximum) of 7.5% x $100,000 = $7,500)

•     Standard Policy Debt of $20,000 with interest due on Policy Year 3; c= $250 (Standard Loan Interest Charge Rate of 2.25% x $20,000 = $450)

•     The most recent Monthly Deduction of $225 with 12 Monthly Payments remaining in the current Policy Year; d=$2,700

•     No existing Alternate Policy Debt; e=0

Since the maximum Alternate Loan Amount is less than the Standard Loan Amount available ($120,000), the maximum amount you can borrow is $87,550 ($100,000 – ($7,500) – ($450) – ($2,700) – ($0)) as an Alternate Loan. The Alternate Loan maximum is less than the Standard Loan Amount available

Paying off your Standard Loan and/or Alternate Loan

You can pay off all or part of a Standard Loan or Alternate Loan any time while your Policy is In Force.

For Standard Loans, unless you tell us otherwise, we will generally transfer any loan payments you make proportionately to your Investment Options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the Fixed Options or the Indexed Fixed Options, up to the amount originally transferred from the Fixed Options or the Indexed Fixed Options to the Standard Loan Account. We will then transfer any excess amount to your Variable Investment Options and Indexed Fixed Options according to your most recent premium allocation instructions.

For Alternate Loans, any loan payments you make will reduce the Alternate Loan Account (including any repayment of Alternate Loan Interest Charged).

While you have Total Policy Debt (which includes any Standard Loan and Alternate Loan), we will treat any money you send us as a loan repayment unless you tell us otherwise in writing. Loan payments will first be applied to an Alternate Loan and then to a Standard Loan unless you tell us which loan (Standard Loan or Alternate Loan) the repayment should be applied to.

You can make monthly loan payments using our Electronic Funds Transfer Plan. Please see HOW YOUR PREMIUMS WORK-Paying Your Premium-Monthly Electronic Funds Transfer Plan section for details.

What happens if you do not pay off your Standard Loan or Alternate Loan

If you do not pay off your Standard Loan and/or Alternate Loan, we will deduct the Total Policy Debt from one of the following:

•     the Death Benefit Proceeds before we pay them to your Beneficiary

•     the Cash Surrender Value if you surrender your Policy.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your Policy. For example, while your Policy’s Accumulated Value is held in the Standard Loan Account, it will miss out on all earnings available in the Investment Options. The amount of interest you earn on the Standard Loan Account may also be less than the amount of interest you would have earned from the Fixed Options or the Indexed Fixed Options. Also, although your Accumulated Value remains in the Designated Accounts when you take out an Alternate Loan, there is no guarantee that the earnings in the Designated Accounts will be greater than the Alternate Loan Interest Charged. These could lower your Policy’s Accumulated Value, which could reduce the amount of the Death Benefit.

When a loan is outstanding, the amount in the Standard Loan Account is not available to help pay for any Policy charges. If, after deducting your Total Policy Debt, there is not enough Accumulated Value in your Policy to cover the Policy charges, your Policy could lapse. You may need to make additional premium payments or loan repayments to prevent your Policy from lapsing.

Your Total Policy Debt could result in taxable income if you surrender your Policy, if your Policy lapses, or if your Policy is a Modified Endowment Contract. You should talk to your tax advisor before taking out a loan under your Policy. See VARIABLE LIFE INSURANCE AND YOUR TAXES – Taxation of Distributions.

Ways to Use Your Policy’s Loan and Withdrawal Features

You can use your Policy’s loan and withdrawal features to supplement your income, for example, during retirement. If you are interested in using your life insurance Policy to supplement your retirement income, please contact us for more information.

Setting up an income stream may not be suitable for all Policy Owners.

Here are some things you should consider when setting up an income stream:

•     the rate of return you expect to earn on your Investment Options

•     how long you would like to receive regular income

•     the loan type (Standard Loan or Alternate Loan) and the interest rate that you pay on the debt

•     the amount of Accumulated Value you want to maintain in your Policy.

You can ask your life insurance producer for Illustrations showing how Policy charges may affect existing Accumulated Value and how future withdrawals and loans may affect the Accumulated Value and Death Benefit. You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

Understanding the risks

Using your Policy to supplement your income does not change your rights or our obligations under the Policy. The terms for Standard Loans, Alternate Loans, and withdrawals described in this prospectus remain the same. It is important to understand the risks that are involved in using your Policy’s Standard Loan, Alternate Loan, and withdrawal features. Use of these features may increase the chance of your Policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your Policy each year to set up your income stream.

•     Alternate Loan Rider 2

This rider provides for an Alternate Loan option in addition to the Standard Loan under the Policy. Starting in Policy Year 3, if you have Accumulated Value allocated to designated Indexed Accounts (called Designated Accounts for Alternate Loan purposes), you can take out an Alternate Loan, and the money backing the loan will remain invested in the Designated Account(s). Currently, all available Indexed Accounts are Designated Accounts (see Changes to Designated Accounts below). You can have both an Alternate Loan and a Standard Loan under the Policy in effect at the same time. An Alternate Loan is not available until Policy Year 3. This Rider is automatically added to the Policy at issue.

See the YOUR INVESTMENT OPTIONS – Indexed Fixed Options section in this Prospectus for Indexed Accounts currently available.

Rider Terms

Alternate Loan – is a loan that is secured by the Designated Account Value (the loan amount secured that remains in designated Indexed Accounts). The amount you may borrow is determined, in part, by how much of your Accumulated Value is allocated to the Designated Account(s).

Alternate Loan Value – the sum of the value of all Alternate Loans taken minus any Alternate Loan repayments.

Alternate Policy Debt – the amount necessary to repay the Alternate Loan(s) in full. It is equal to the Alternate Loan Value plus any accrued Alternate Loan Interest Charged.

Designated Account – an Indexed Account that we have classified as a Designated Account for the purposes of securing an Alternate Loan. We may add or remove Designated Accounts, at our discretion. See Changes to Designated Accounts below for additional information.

Designated Account Value – the sum of the Segment Values for all Segments in each Designated Account.

Standard Policy Debt – the amount necessary to repay the Standard Policy Loan(s) under your Policy in full. It is equal to the Standard Loan Account plus any accrued loan interest charge.

Total Policy Debt – is equal to the sum of any Alternate Policy Debt and any Standard Policy Debt.

Alternate Loan Amounts Available

The minimum amount of each Alternate Loan is $200. The maximum amount of each Alternate Loan is equal to the lesser of the Standard Loan Amount available under the Policy and (a-b-c-d-e), where:

a = The Designated Account Value,

b = Interest on the Designated Account Value calculated to the end of the current Policy Year at the Alternate Loan Interest Charged rate,

c = Interest on any existing Standard Policy Debt calculated to the end of the current Policy Year at the Standard Loan Interest Charge rate,

d = The most recent Monthly Deduction multiplied by the number of Monthly Payment dates remaining in the current Policy year, and

e = Any existing Alternate Policy Debt.

Changes to Designated Accounts

We reserve the right to classify an additional Indexed Account as a Designated Account and to de-classify an existing Indexed Account as a Designated Account at any time.  Additionally, the provisions in your Policy provide us the right to add additional Indexed Accounts or to terminate one or more of the Indexed Accounts at any time.  We will notify you in writing, at your last known address, of any changes to the Indexed Account(s) identified as Designated Account(s) at least 30 calendar days before a change, and the notification will include a list of available Designated Account(s).

Declassification of a Designated Account

If an Indexed Account is declassified as a Designated Account, we will provide you notification of the change which will include the effective date of the declassification of the Designated Account.  On such date the following will apply:

•     The Segment Value of any Segment that has not yet matured will continue to contribute to the Designated Account Value until Segment Maturity.

•     Unless you specify by Written Request by the Cutoff Date, at Segment Maturity, the Segment Maturity Value will be reallocated to the same Indexed Account.  This Indexed Account will not be considered a Designated Account and any value that is allocated to it will not contribute to the Designated Account Value.

•     On the first Monthly Payment Date following the effective date of declassification, any Excess Alternate Loan Value will be automatically reclassified as Standard Policy Debt as described in Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt below.

Termination of a Designated Account

If an Indexed Account that is also a Designated Account is terminated, we will provide you notification of the change which will include the effective date of the termination of the Designated Account and information regarding the reallocation of Segment Maturity Value upon Segment Maturity.  On such date the following will apply:

•     The Segment Value of any Segment that has not yet matured will continue to contribute to the Designated Account Value until Segment Maturity.

•     Unless you specify otherwise by Written Request by the Cutoff Date, at Segment Maturity, the Segment Maturity Value will be reallocated to another Investment Option that we will identify in our notice to you.  If this Investment Option is not a Designated Account, then any value that is allocated to it will not contribute to the Designated Account Value.

•     On the first Monthly Payment Date following the effective date of the Segment Maturity, any Excess Alternate Loan Value will be automatically reclassified as Standard Policy Debt as described in Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt below.

Reclassifying Loan Types

A reclassification occurs when all or a portion of Alternate Policy Debt is transferred to Standard Policy Debt, or if all or a portion of Standard Policy Debt is transferred to Alternate Policy Debt. Alternate Policy Debt and Standard Policy Debt may be reclassified upon Written Request as described below. In addition, Alternate Policy Debt may be automatically reclassified as Standard Policy Debt as described below. Reclassifying a loan type changes the way debt is secured and may also change the current interest rate and the amount of interest charged on that debt. It does not create a new loan, is not a loan repayment, and does not cause a reduction or increase, at the time of reclassification, in your Total Policy Debt.

Reclassifying Standard Policy Debt as Alternate Policy Debt.

All or a portion of Standard Policy Debt may be reclassified as Alternate Policy Debt, by Written Request once in any twelve-month period provided the Standard Policy Debt amount that is reclassified does not exceed this rider’s Maximum Alternate Loan Available and the Policy is not in a Lockout Period. A Lockout Period is a 12-month period of time during which you may not make any transfers into the Indexed Fixed Options. A Lockout Period begins any time a deduction is taken from the Indexed Fixed Options as a result of a Standard Loan or withdrawal that is not part of a Systematic Distribution Program.

This type of reclassification will reduce the amount of Standard Policy Debt and will increase the amount of Alternate Policy Debt. Upon reclassification, the Standard Loan Account Value is decreased by the amount reclassified, and that amount is used to create a new Segment in the Designated Account(s) that you identify in your Written Request. The reclassification is effective on the Date of Reclassification, shown in the Policy Specifications.

Your Written Request for reclassification will be effective on the Segment Start Date After your Written Request is received, provided the Written Request is received by us before the Cut-Off Date, otherwise the reclassification is effective on the Segment Start Date next following your Written Request.

Reclassifying Alternate Policy Debt as Standard Policy Debt

All or a portion of Alternate Policy Debt may be reclassified as Standard Policy Debt, by Written Request, once in any twelve-month period provided the Alternate Policy Debt amount reclassified does not exceed the Policy’s maximum Standard Loan Amount available.

This type of reclassification will reduce the Alternate Policy Debt as an Account Deduction and will increase the amount of Standard Policy Debt. If this results in a decrease to the Indexed Account Value, then your Policy will enter a Lockout Period.  A decrease in Indexed Account Value will not occur if there is enough Fixed Account Value and/or Variable Account Value to transfer to the Standard Loan Account and cover the reclassification amount. The reclassification is calculated and effective on the Reclassification Date. If we receive your Written Request before the end of a Business Day, the reclassification will be effective that Business Day.  If your Written Request is received after the end of a Business Day, the reclassification will be effective as of the next Business Day.

Automatic Reclassification of Alternate Policy Debt as Standard Policy Debt

On each Monthly Payment Date, we will check the value of the Excess Alternate Loan Value, described below. If such amount is greater than zero, we will automatically reclassify that portion of the Alternate Policy Debt that is equal to the Excess Alternate Loan Value, as Standard Policy Debt. This may occur more than one time in any twelve-month period and will occur even if the amount being reclassified exceeds the Policy’s maximum Loan Amount Available. We will process the automatic loan reclassification on or immediately following the Monthly Payment Date on which there was Excess Alternate Loan Value.

When automatic reclassification occurs, Alternate Policy Debt is reduced as an Account Deduction, and Standard Policy Debt is increased by the Excess Alternate Loan Value. Automatic reclassification will not cause the Policy to enter a Lockout Period.

Excess Alternate Loan Value is equal to (the lesser of (f-g) and h) – i, where:

f = The Accumulated Value,

g = The Standard Loan Account Value, if any,

h = The Alternate Loan Value, and

i = The Designated Account Value.

Effect on the Policy and Other Riders

The Overloan Protection 3 Rider cannot be exercised while there is an Alternate Loan in effect. To exercise the Overloan Protection 3 Rider, the Policy Owner must request a reclassification from an Alternate Loan to a Standard Loan or pay off the Alternate Loan.

Segment Maturity Value Reallocation

When there is an Alternate Loan on your Policy, reallocation of Segment Maturity Value in the Designated Account(s) at Segment Maturity is affected. The Segment Maturity Value of the Designated Account(s) is reallocated to the same Designated Account(s) in which the Segment is allocated unless such Segment Maturity Value plus the value of other Segments in the Designated Account(s) exceeds (j + k + l), where:

j = the Alternate Policy Debt,

k = loan interest calculated to the end of the current Policy Year, and

l = the most recent Monthly Deduction multiplied by the number of Monthly Payment Dates remaining in the current Policy Year.

Upon Segment Maturity, only the excess described immediately above is reallocated according to your Segment Maturity Value reallocation instruction on file with us.

If the same Designated Account in which the Segment is allocated is not available at Segment Maturity, the Segment Maturity Value of that Segment will be reallocated as described in Changes to Designated Accounts subsection above.

Termination

The rider will terminate on the date the Policy is no longer In Force. This Rider may not otherwise be terminated.

Reinstatement

If the Policy lapses and is later reinstated, then this rider will also be reinstated except that in addition to any amount that must be paid, you must also provide sufficient premium, after reduction to cover any Alternate Loan Interest Charged, that is due and unpaid during the Grace Period.

Automated Income Option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans (Standard Loan or an Alternate Loan). Your Policy is eligible after the 7th Policy Anniversary. To begin the program, you must have a minimum Net Cash Surrender Value of $50,000, and your Policy must not qualify as a Modified Endowment Contract. With this program, you may only elect a Standard loan or an Alternate Loan, not both.  Only one loan type is available for this program. You may switch between loan types, as long as the new election is 100% to the new loan type (for example, switch from a Standard Loan to an Alternate Loan must be 100%).

You request participation in the AIO program and specify your AIO preferences by sending us an AIO Request Form. If you wish to do so, contact your life insurance producer for an AIO Request Form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

Withdrawals and loans may reduce Policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor. For more information, see VARIABLE LIFE INSURANCE AND YOUR TAXES.

You may discontinue participation in the AIO program at any time by sending a Written Request to us.

Detailed information appears in the SAI.

Overloan Protection 3 Rider

Subject to availability in your state, your Policy will have an Overloan Protection 3 Rider if the Insured is Age 80 or younger and you elect the Guideline Premium Test as the Death Benefit Qualification Test. Exercise of this Rider will guarantee, as long as the Rider stays in effect, that the Policy will not lapse even if the Standard Policy Debt exceeds the Accumulated Value. For more information, please see THE DEATH BENEFIT – Optional Riders and Benefits. This rider cannot be exercised while an Alternate Loan is in place. If you want to exercise this rider, you would have to request a transfer of any Alternate Loan to a Standard Loan.

Surrendering Your Policy

You can surrender or cash in your Policy at any time while the Insured is alive.

Here are some things you need to know about surrendering your Policy:

•     You must send us your Policy and a Written Request.

•     If a premium payment of over $1,000 was received within 10 business days of the surrender request, the premium amount received may be withheld from the surrender proceeds until we obtain verification the payment cleared the bank.  The amount withheld will be noted on our surrender confirmation letter and a separate letter will be provided when the remainder of the proceeds are disbursed.

•     We will send you the Policy’s Net Cash Surrender Value. Surrender proceeds will be paid in a single lump sum check. We may make other options available in addition to the single check option.

•     Each Basic Coverage Layer has a 10-year surrender charge period.

•     If you have a Basic Coverage layer on your Policy that’s been In Force for less than 10 years, a surrender charge will apply if you surrender your Policy.

•     The Policy cannot be surrendered during the Grace Period.

•     The surrender charge for each Basic Coverage layer is based on the Face Amount of that Coverage Layer and the Age and Risk Class of the Insured, and the Death Benefit Option, on the date the Coverage Layer is effective. The Maximum Surrender Charge is the sum of the maximum surrender charges on any Coverage Layer that has an associated surrender charge. If you increase your Policy’s Face Amount, through a Basic Coverage increase, we will send you a Supplemental Schedule of Coverage that shows the surrender charge factors associated with the increase. There is no Surrender Charge on Annual Renewable Term Rider Coverage. However, your Initial Surrender Charge on your Basic Coverage Layer is based on the Face Amount for the Basic Coverage Layer and the Annual Renewable Term Rider Layer at Policy issue. Increasing the Annual Renewable Term Rider after issue has no impact on the Surrender Charge.

Your Policy has an Initial Surrender Charge. The surrender charge decreases on each Monthly Payment Date by 1/12 of the Reduction Factor until the charge becomes $0 after the End Year. The Initial Amount (the amount of the initial Surrender Charge), the Surrender Charge at the end of each Policy Year, the Reduction Factor (the amount by which the Surrender Charge is reduced) and the End Year (the last year in which a Surrender Charge is assessed) are shown in the Table of Surrender Charge Factors in your Policy Specifications.

Example

For a Policy that insures a male non-smoker, Age 45 at Policy issue, with a Policy Face Amount of $100,000

Initial Amount = $1,180.80
Reduction Factor = 0 (the surrender charge has a one-year level period)
End Year = 10

In Policy month 1, the Surrender Charge is: $1,180.80 ($1,180.80 – (0)

If there have been decreases in the Basic Coverage Layer Face Amount, including decreases due to withdrawals, the Maximum Surrender Charge will not change for that Coverage Layer as a result of the decrease. The Maximum Surrender Charge described is the guaranteed maximum charge. We may charge less than such guaranteed maximum charge. Any lesser charge will apply uniformly to all members of the same Class.

In addition, any Coverage Layer representing an increase in Basic Life Coverage will have an associated Maximum Surrender Charge and Reduction Factor will be provided in a Supplemental Schedule of Coverage. The Maximum Surrender Charge for any such Coverage Layer will be effective as of the Coverage Layer Date and as of the beginning of each Coverage Year thereafter, and will decrease in the same manner as the initial Coverage Layer.

•     There is no surrender charge on any Coverage Layer after 10 Policy Years from the date the Coverage Layer is effective.

•     We guarantee the Maximum Surrender Charge rates will not increase.

•     If you decrease the Face Amount, the decrease will not affect your Policy’s Maximum Surrender Charge.

GENERAL INFORMATION ABOUT YOUR POLICY

This section tells you some additional things you should know about your Policy.

Paying the Death Benefit in the Case of Suicide

If the Insured, whether sane or insane, commits suicide within two years of the Policy Date, Death Benefit Proceeds will be the total of all premiums you have paid, less any Total Policy Debt, withdrawals and LTC Benefit Amount processed and any withdrawals you have made.

If you reinstate your Policy and the Insured commits suicide, while sane or insane, within two years of the latest reinstatement date, the Death Benefit Proceeds will be the sum of the premiums paid, less any benefits paid under this Policy or Riders attached to this Policy, and less the sum of any Policy loans and withdrawals taken, since the latest reinstatement date.

If the Insured commits suicide, while sane or insane, after two years from the Policy Date but within two years of any increase in Total Face Amount or, if applicable, the latest reinstatement date after any such increase, the Death Benefit Proceeds will be limited by the following adjustments:

1)             any such increase in Total Face Amount will be excluded;

2)             refund of the portion of Monthly Deductions associated with any such increase will be included; and

3)             premium load associated with the portion of Monthly Deductions referred to in 2) above will be included.

Replacement of Life Insurance or Annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

•     lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

•     converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

•     amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

•     reissued with any reduction in cash value, or

•     pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

•     You will pay new acquisition costs;

•     You may have to submit to new medical examinations;

•     You may pay increased premiums because of the increased age or changed health of the Insured;

•     Claims made in the early policy years may be contested;

•     You may have to pay surrender charges and/or income taxes on your current policy or contract values;

•     Your new policy or contract values may be subject to surrender charges; and

•     If part of a financed purchase, your existing policy or contract values or Death Benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Policy Exchange

If your Policy is issued in Connecticut, you may exchange this Policy for a policy with benefits that do not vary with the investment results of a separate account. You must request this in writing within 18 months of your Policy Date and return the original Policy.

The new policy will have the same Owner, Beneficiary and Cash Surrender Value as those of your original Policy on the date of exchange. It will also have the same issue Age, Policy Date, Face Amount, benefits, Riders and underwriting class as the original Policy. However, if your Risk Class is not available, the Policy will be issued with a comparable risk classification. Any Total Policy Debt will be carried over to the new policy. Evidence of insurability will not be required.

Errors on Your Application

If the sex or birth date of the Insured is stated incorrectly on your application and it is discovered on or after the death of the Insured, the Death Benefit under your Policy will be the greater of the following:

•     the Death Benefit based on a Net Amount At Risk adjusted by the ratio of the incorrect cost of insurance rate to the correct cost of insurance rate for the Insured’s sex and Age, or

•     the Minimum Death Benefit for the correct sex and birth date.

If the Insured’s sex or birth date is misstated in the application and it is discovered before the death of the Insured, we will not recalculate the Accumulated Value, but we will use the correct sex and birth date of the Insured in calculating future Monthly Deductions.

Contesting the Validity of Your Policy

We have the right to contest the validity of your Policy for two years from the Policy Date. Once your Policy has been In Force for two years from the Policy Date during the lifetime of the Insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a Policy that you reinstate for two years from the day that it was reinstated. Once your reinstated Policy has been In Force for two years from the reinstatement date during the lifetime of the Insured, we generally lose the right to contest its validity. During this period, we may contest your Policy only if there is a material misrepresentation on your application for reinstatement.

We have the right to contest the validity of an increase in the Face Amount of a Policy for two years from the day the increase becomes effective. Once the increased Face Amount has been In Force for two years during the lifetime of the Insured, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your Policy for failure to pay premiums at any time. The Policy will terminate upon successful contest with respect to the Insured.

Assigning Your Policy as Collateral

You may assign your Policy as collateral to secure a loan, mortgage, or other kind of debt. An assignment will take place only when we receive and record your signed Collateral Assignment Form. When recorded, the assignment will take effect as of the date the form was signed. Any rights created by the assignment will be subject to any payments made or actions taken by us before we record the change. We will not be responsible for the validity of any assignment. Please contact us for a Collateral Assignment Form if you would like to assign your Policy.

Non-participating

This Policy will not share in any of our surplus earnings.

Policy Changes

We reserve the right to make any change to the provisions of this Policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Tax Code or of any state. We will provide you with a copy of any such change, and file such a change with the insurance supervisory official of the state in which this Policy is delivered, and any other applicable regulatory authority. You have the right to refuse any such change.

VARIABLE LIFE INSURANCE AND YOUR TAXES

The tax consequences of owning a Policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each Owner or Beneficiary.

The following is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It is based on the Internal Revenue Code (the Tax Code) and does not cover any state or local tax laws. More detailed information appears in the SAI.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies. This may affect the performance and underlying tax assumptions of this Policy, including any Riders. In some cases, these changes could result in a decrease in Policy values or lapse.

We do not make any guarantees about the tax status of your Policy, and you should not consider the discussion that follows to be tax advice. This is not a complete discussion of all federal income tax questions that may arise under a Policy. There are special rules that we do not include here that may apply in certain situations. Speak to a qualified tax advisor for complete information about federal, state and local taxes that may apply to you.

The Policy as Life Insurance

Death benefits from a life insurance policy may generally be excluded from income under Section 101(a) of the Tax Code unless an interest in the policy was transferred for valuable consideration, including in a reportable policy sale, as defined in Section 101(a)(3)(B).

We believe that the Policy meets the statutory definition of life insurance for federal income tax purposes. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

•     In general, your Policy’s Beneficiary will not be subject to federal income taxes when he or she receives the Death Benefit Proceeds unless the Policy was acquired through a sale by a previous Owner, or if the Death Benefit Proceeds are received in a series of installments.

•     You will generally not be taxed on your Policy’s Accumulated Value unless you receive a cash distribution by making a withdrawal, surrendering your Policy, or in some instances, taking a loan from your Policy.

Policy Features and Charges

The tax laws defining life insurance do not cover all policy features. Your Policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to fully address:

•     substandard risk policies

•     policies with term insurance on the Insured

•     life insurance policies that continue coverage beyond Age 100, or other advanced ages.

•     certain features available to you, either in the policy or in an attached rider.

We intend to follow the safe harbor guidance provided by the IRS in Revenue Procedure 2010-28, 2010-10 I.R.B. 270 on the statutory definition of life insurance contracts that continue beyond age 100, however, the guidance did not address all issues that may impact a contract at these later ages. You should consult your tax advisor, as there may be tax consequences.

The Tax Code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. We can change our mortality charges if we believe the changes are needed to ensure that your Policy qualifies as a life insurance contract.

Diversification Rules and Ownership of the Separate Account

Your Policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the Separate Account follows certain rules requiring diversification of investments underlying the Policy. Section 817(h) of the Tax Code and related Treasury Regulations describe the diversification rules.

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the policy must be considered to be owned by the insurance company and not by the policy owner. If a policy owner is treated as having control over the underlying assets, the policy owner will be taxed currently on income and gains from the account and in such a case of “investor control” the policy owner would not derive the tax benefits normally associated with variable life insurance.

For more information about diversification rules, please refer to the Pacific Select Fund prospectus. For more information regarding investor control, please refer to the policy SAI.

Policy Exchanges

If you exchange your Policy for another one that insures the same person, it generally will be treated as a tax-free exchange under Section 1035 of the Code and, if so, will not result in the recognition of gain or loss unless you no longer have a substantial family, business, or financial relationship with the insured. In that case, the exchange of the policy is considered a reportable policy sale that may result in current taxation of any gain in the policy at the time of the sale and also subject a portion of the death benefit to taxation. If the policy owner or the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

Change of Ownership

You may have taxable income if you transfer ownership of your Policy, sell your Policy, or change the ownership of it in any way. This may include the transfer or sale of any entity or business that owns a Policy. The determination of taxation upon a change of Ownership cannot be determined by Pacific Life. Please consult your tax advisor for advice on your specific situation.

Corporate or Employer Owners

There are special tax issues for employer Owners:

•     Section 101(j) of the Tax Code generally provides that Death Benefits paid in connection with certain life insurance policies involving an employer will be taxable income. Employer-involved policies issued or materially modified on or after August 18, 2006 may be subject to income tax liability on the Policy’s Death Benefit unless certain requirements and conditions of Section 101(j) are met.

•     Using your Policy to informally fund a promised deferred compensation benefit for executives may have special tax consequences.

•     Corporate ownership of a Policy may affect your liability under the alternative minimum tax (Section 56 of the Tax Code) and the environmental tax (Section 59A of the Tax Code).

•     Where a business is the Owner of the Policy, Section 264(f) of the Tax Code may disallow a portion of the entity’s interest expense unless, at the time the Policy is issued, the Insured is an officer, director, employee, or 20% owner of the business. If the Policy is later exchanged for a new life insurance Policy, the Insured must meet this exception at the time the new Policy is issued.

Please consult your tax advisor for these and other special rules for employer-involved Policies.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract.

Modified Endowment Contracts

Section 7702A of the Tax Code defines a class of life insurance policies known as “Modified Endowment Contracts”. If your Policy is a Modified Endowment Contract, any distributions you receive during the life of the Policy are treated less favorably than under non-MEC life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your Policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a Policy becomes a Modified Endowment Contract

A life insurance policy becomes a Modified Endowment Contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.

An Example

For a policy with seven-pay premiums of $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be:

• $1,000 in the first year

• $2,000 through the first two years

• $3,000 through the first three years, etc.

If there is a material change to your Policy, like a change in the Death Benefit, we may have to retest your Policy and restart the seven-pay premium period to determine whether the change has caused the Policy to become a Modified Endowment Contract.

Taxation of Distributions

Tax treatment of distributions from your Policy’s Accumulated Value may be treated differently, depending upon whether your Policy is a Modified Endowment Contract.

LIFE INSURANCE POLICY (non-Modified Endowment Contract)	MODIFIED ENDOWMENT CONTRACT
Surrendering your Policy
Proceeds are taxed to the extent they exceed the investment in the contract[1].	Proceeds are taxed to the extent they exceed the investment in the contract. [3]
Making a withdrawal
If you make a withdrawal after your Policy has been In Force for 15 years, you will only be taxed on the amount you withdraw that exceeds the investment in the contract.	You will be taxed on the amount of the withdrawal that’s considered income (i.e. gain)[2].

Special rules apply if you make a withdrawal within the first 15 Policy Years. If there is a reduction in benefits and an applicable distribution of policy value in the prior two years, a portion of the distribution may be taxable.

Taking out a loan
You will not pay tax on the loan amount unless your Policy is surrendered, lapses or matures and you have not repaid your Total Policy Debt.	You will be taxed on the amount of the loan that’s considered income, including all previously non-taxed gains.

1      The investment in the contract is generally the premiums you have paid plus any taxable distributions less any withdrawals or premiums previously recovered that were taxable.

2      Income (i.e. gain) is the difference between the Accumulated Value and the investment in the contract.

3   Distributions under Modified Endowment Contracts may be subject to an additional 10% penalty tax.

All Modified Endowment Contracts issued to you in a calendar year by us or our affiliates are treated as a single contract when we calculate whether a distribution amount is subject to tax. In addition, an assignment of policy cash value may be treated as a distribution under the contract.

10% penalty tax on Modified Endowment Contracts

If any amount you receive from a Modified Endowment Contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount. A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

•     you are at least 59½ years old

•     you are receiving an amount because you have become disabled

•     you are receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your Beneficiaries.

Distributions before a Policy becomes a Modified Endowment Contract

If your Policy fails the seven-pay test and becomes a Modified Endowment Contract, any amount you receive or are deemed to have received during the two years before it became a Modified Endowment Contract may be taxable. The distribution would be treated as having been made in anticipation of the Policy’s failing to meet the seven-pay test.

Federal Estate Taxes

According to the Tax Cuts and Jobs Act of 2017, the federal estate tax exemption amount has been temporarily increased to $10,000,000 per person (indexed for inflation effective for tax years after 2011); the maximum estate tax rate is 40%. For 2020, the indexed exemption amount is $11,580,000. In 2026, the federal estate tax exemption amount is scheduled to revert to $5,000,000 per person (indexed for inflation for years after 2011).

Optional Policy Benefits and Riders

Riders providing Accelerated Death Benefits

If you exercise a Rider that accelerates the Death Benefit under the Policy in connection with certain chronic or terminal illnesses, the amounts received under the Rider may qualify for favorable tax treatment under Section 101(g) of the Tax Code.

However, benefits under the Rider will be taxed, if they are paid to someone other than a person insured by the Policy, and either Insured:

•     is a director, officer or employee of the person receiving the benefit, or

•     has a financial interest in a business of the person receiving the benefit.

Payment of an accelerated death benefit will reduce the death benefit, associated cost of insurance charges, and other values under the Policy. Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Benefits paid by accelerating the policy’s death benefit may qualify for favorable tax treatment under Section 101(g) of the Tax Code. Tax treatment of an accelerated death benefit due to terminal illness depends on your life expectancy at the time benefits are accelerated.

Accelerated death benefit payments received due to a chronic illness may be taxable in certain situations, such as when benefit payments are made from multiple policies or when benefit amounts exceed certain IRS limitations (referred to as “per diem” limitations).

Under the Premier LTC Rider, the Pension Protection Act of 2006 provides that any LTC Rider charges under the Policy are treated as non-taxable distributions from your Policy. The LTC Rider charges will reduce your Policy’s cost basis, but not below zero.  We will report these charges to you in the year in which the charge was assessed on IRS Form 1099-R.

Pacific Life cannot determine the taxability of benefit payments. Tax laws relating to accelerated death benefits are complex. Receipt of accelerated death benefits may affect eligibility for public assistance programs such as Medicaid. Clients are advised to consult with qualified and independent legal and tax advisors for more information prior to receiving benefits.

Income payments from Net Cash Value or Death Benefit Proceeds

Your policy contains provisions that allow for all or a portion of the Net Cash Surrender Value or Death Benefit to be paid in a series of installments. In addition, certain policies may have Optional Riders that provide for installment benefits. These installments may be for a certain period of time, or may be payable based upon the life of one or more individuals.

Under the rules of Section 72 of the Tax Code, each payment made will be comprised of two portions:  A portion representing a return of the investment in the contract, and the remainder representing interest.  The Exclusion Ratio as defined in Section 72(b) is used to determine what amount of each payment is excluded from tax reporting.

The calculation of the Exclusion ratio is based upon these two policy values as of the date the amount of the installment payment is being determined:

•     The portion of the Net Cash Surrender Value or Death Benefit Proceeds being applied to the installment benefit

•     The investment in the contract

The portion of each payment that is treated as a return of the investment in the contract is equal to the Exclusion Ratio multiplied by the Payment Amount.  For installments payments that are based upon the life of one or more individuals, once the investment in the contract has been depleted any subsequent payment(s) would be treated as a return of interest and thus fully taxable.

ABOUT PACIFIC LIFE

Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment and advisory services. At the end of 2019, we had $509.9 billion of individual life insurance in force and total admitted assets of approximately $146 billion.

We are authorized to conduct our life and annuity business in the District of Columbia and in all states except New York. Our executive office is at 700 Newport Center Drive, Newport Beach, California 92660.

How Our Accounts Work

We own the assets in our General Account and our Separate Account. We allocate your Net Premiums to these accounts according to the Investment Options you have chosen.

General Account

Our General Account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the Fixed Options or the Indexed Fixed Options. The rate is reset annually. The Fixed Options and Indexed Fixed Options are part of our General Account, which we may invest as we wish, according to any laws that apply. We will credit the guaranteed rate even if the investments we make earn less. Unlike the Separate Account, the General Account is subject to liabilities arising from any of our other business. Our ability to pay these guarantees is backed by our financial strength and claims paying ability as a company. You must look to the company’s strength with regard to policy guarantees. We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our General Account assets.

An outbreak of a respiratory disease caused by a novel coronavirus designated as COVID-19 has spread internationally and has been declared a global pandemic. The duration of the pandemic and any future effects of COVID-19 are unknown. Please visit https://www.pacificlife.com/home/pacific-life-update.html for our commitment to you, our financial strength, and our community support during this challenging.

The Fixed Options and Indexed Fixed Options are not securities, so they do not fall under any securities act. However, other federal securities laws will apply to the accuracy and completeness of the disclosure about the Fixed Options or the Indexed Fixed Options.

Separate Account

Amounts allocated to the Variable Investment Options are held in our Separate Account. The assets in this account are kept separate from the assets in our General Account and our other separate accounts, and are protected from our general creditors.

The Separate Account is divided into Variable Accounts. Each Variable Account invests in shares of a designated portfolio of the Funds listed in the YOUR INVESTMENT OPTIONS section. We may add Variable Accounts that invest in other portfolios of these Funds or in other securities.

We are the legal owner of the assets in the Separate Account, and pay its operating expenses. We do not hold ourselves out to be trustees of the Separate Account assets. The Separate Account is operated only for our variable life insurance policies. Pacific Life is obligated to pay all amounts promised to Policy Owners under the terms of the Policy. We must keep assets in the Separate Account equal to the reserves and policy liabilities (i.e. amounts at least equal to the aggregate variable account value) sufficient to pay obligations under the insurance policies funded by the Separate Account and may only transfer to the General Account assets of the Separate Account which exceed such reserves and Policy liabilities. Some of the money in the Separate Account may include charges we collect from the account and any investment results on those charges.

We cannot charge the assets in the Separate Account attributable to our reserves and other liabilities under the policies funded by the Separate Account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any Variable Account belong to that Variable Account and are credited to or charged against the assets held in that Variable Account without regard to our other income, gains or losses.

Making changes to the Separate Account

We can add, change or remove any securities that the Separate Account or any Variable Account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one portfolio with shares of another portfolio or Fund if:

•     any portfolio is no longer available for investment; or

•     our management believes that a portfolio is no longer appropriate in view of the purposes of the Policy.

We will give you any required notice or receive any required approval from Policy Owners or the SEC before we substitute any shares. We will comply with the filing or other procedures established by insurance regulators as required by law.

We can add new Variable Accounts, which may include additional subaccounts of the Separate Account, to serve as Investment Options under the Policies. These may be managed separate accounts or they may invest in a new portfolio of the Funds, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new Variable Accounts when we believe that it is warranted by marketing needs or investment conditions. We will decide on what basis we will make new Variable Accounts available to existing Policy Owners.

We can also cease offering any of our Variable Accounts if we believe marketing, tax, or investment conditions warrant it. If we cease offering any Variable Account, we will provide any required notice or receive any required approval from Policy Owners or the SEC, as applicable.

If we make any changes to Variable Accounts or substitution of securities, we can make appropriate changes to this Policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

If we believe it is in the best interests of people holding voting rights under the Policies and we meet any required regulatory approvals we can do the following:

•     operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

•     register or deregister the Separate Account under securities law

•     combine the Separate Account with one of our other separate accounts or our affiliates’ separate accounts

•     combine one or more Variable Accounts

•     create a committee, board or other group to manage the Separate Account

•     change the classification of any Variable Account.

Taxes we pay

We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the Policy. If these taxes increase significantly, we may deduct them from the Separate Account.

We may charge the Separate Account for any federal, state and local taxes that apply to the Separate Account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting Rights

We are the legal owner of the shares of the Funds that are held by the Variable Accounts. We may vote on any matter at shareholder meetings of the Funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a Variable Investment Option. This is called your voting interest.

Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a Fund, called the record date. Your voting interest equals the Accumulated Value in a Variable Investment Option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We will send you documents from the Fund called proxy materials. They include information about the items you will be voting on and forms for you to give us your instructions. We will vote shares held in the Separate Account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by the Separate Account for which we have received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we have received timely instructions. As a result of proportional voting, the votes cast by a small number of policy owners may determine the outcome of a vote.

We will vote shares of any portfolio we hold in our General Account in the same proportion as the total votes for all of our separate accounts, including this Separate Account. We will vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the Separate Account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:

•     would change a portfolio’s investment objective or subclassification

•     would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by Policy Owners that would change a portfolio’s investment policy, investment adviser or portfolio manager if:

•     our disapproval is reasonable

•     we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio’s objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we will include a summary of the action we took and our reasons for it in the next report to Policy Owners.

Cybersecurity

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners. As a result, our business is potentially susceptible to operational and information security risks associated with the technologies, processes and practices designed to protect networks, systems, computers, programs and data from attack, damage or unauthorized access. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption, and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying Funds, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Policy Accumulated Value. For instance, cyber-attacks may interfere with Policy transaction processing, including the processing of orders from our website or with the underlying Funds; impact our ability to calculate Accumulated Unit Values, Subaccount Unit Values or an underlying Fund to calculate a net asset value; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Policy to lose value. The constant change in technologies and increased sophistication and activities of hackers and others, continue to pose new and significant cybersecurity threats. While measures have been developed that are designed to reduce cybersecurity risks, there can be no guarantee or assurance that we, the underlying Funds, or our service providers will not suffer losses affecting your Policy due to cyber-attacks or information security breaches in the future.

Distribution Arrangements

Pacific Select Distributors, LLC (“PSD”), a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Policies.

We offer the Policies for sale through broker-dealers that have entered into selling agreements with PSD. Broker-dealers sell the Policies through their life insurance producers who have been appointed by us to sell our products. PSD pays compensation to broker-dealers for the promotion and sale of the Policies. The individual life insurance producer who sells you a Policy typically will receive a portion of the compensation, under the representative’s own arrangement with his or her broker-dealer.

Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

•                   110% of premiums paid up to the first target premium

•                   4% of premiums paid under targets 2+

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the Death Benefit Option you choose, the Age of the Insured on the Policy Date, and the sex (unless unisex rates are required) and Risk Class of the Insured. A Policy’s target premium will usually be less than, but generally does not exceed 115% of the seven-pay premium. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that shows you the seven-pay premium.

Your life insurance producer typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Policy, depending on the agreement between your life insurance producer and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.10% of a Policy’s Accumulated Value less any Total Policy Debt, or starting on the 7th Policy Anniversary, an annual target premium renewal commission of up to 2%. We calculate the renewal amount monthly and it becomes payable on each Policy Anniversary.

In addition to the commissions described above, we and/or an affiliate may pay additional cash compensation from their own resources in connection with the promotion and solicitation of applications for the Policies by some, but not all, broker-dealers. The additional cash compensation based on premium payments generally does not exceed 14.50% of first target premium and 1% of premiums paid thereafter. Such additional compensation may give Pacific Life greater access to life insurance producers of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your life insurance producer may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to life insurance producer lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the life insurance producer market the Policies.

We may also provide compensation to broker-dealers for providing ongoing service in relation to Policies that have already been purchased.

Additional Compensation and Revenue Sharing

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the Policies, payments for providing conferences or seminars, sales or training programs for invited life insurance producers and other employees, payments for travel expenses, including lodging, incurred by life insurance producers and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Policies, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to life insurance producers of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and life insurance producer market the Policies.

These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your life insurance producer or broker-dealer to present this Policy over other investment vehicles available in the marketplace. You may ask your life insurance producer about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Policy.

We may agree to waive or reduce some or all of such charges and/or credit additional amounts under our Policies, for those Policies sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, life insurance producers and employees of broker/dealers with a current selling agreement with us and their affiliates, and immediate family members of such persons (“Eligible Persons”). We will credit additional amounts to Policies owned by Eligible Persons. If such Policies are purchased directly through Pacific Select Distributors, LLC (PSD), Eligible Persons will not be afforded the benefit of services of any other broker/dealer and will bear the responsibility of determining whether a variable life insurance Policy, optional benefits and underlying Investment Options are appropriate, taking into consideration age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. In addition, Eligible Persons who purchased their Policy through PSD, must contact us directly with servicing questions, Policy changes and other matters relating to their Policies.

The amount credited to Policies owned by Eligible Persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such Policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible persons Policy after the Free Look Transfer Date has occurred, or, if premiums are paid using the monthly Electronic Funds Transfer plan, on the first Policy Anniversary.

Portfolio managers of the underlying portfolios available under this Policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the portfolios and our variable life insurance products.

Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.

Illustrations

We will provide you with Illustrations based on different sets of assumptions upon your request.

•     Illustrations based on information you give us about the Age of the person to be insured by the Policy, their Risk Class, the Face Amount of all Coverage Layers, the Death Benefit and premium payments.

•     Illustrations that show the allocation of premium payments to specified Variable Accounts. These will reflect the expenses of the portfolio of the Fund in which the Variable Account invests.

•     Illustrations that use a hypothetical gross rate of return up to 12% are available.

You can request such Illustrations at any time. Such Illustrations reflect assumptions about the Policy’s non-guaranteed elements and about how you will use the Policy’s options. Over time the Policy’s actual non-guaranteed elements, and your actual use of the Policy’s options, are likely to vary from the assumptions used in such Illustrations. For these reasons, actual Policy values will likely be more or less favorable than shown in such Illustrations. You can get one Policy Illustration free of charge per Policy Year. We reserve the right to charge $25 for each additional Illustration.

Lost Policy

If you lose your Policy, you may request a Certificate of Coverage free of charge. To request a Certificate of Coverage or a duplicate Policy, please contact us for a Certificate of Insurance/ Duplicate Policy Request Form.

Audits of Premiums/Loans

You may request us to run a report of premium payments you have made or loan transactions under your Policy.

Risk Class Change

If you have a change in Risk Class, such as a change in smoking status or health, you can request us to review your Risk Class. Changing your Risk Class may change the rates used for cost of insurance and may also change the rates on any Riders on your Policy which base charges on Risk Class. We may charge you a fee of up to $100 at the time you request us to change your Risk Class.

State Regulation

On September 1, 2005, Pacific Life redomesticated to Nebraska. We are subject to the laws of the state of Nebraska governing insurance companies and to regulations issued by the Commissioner of Insurance of Nebraska. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Nebraska and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal Proceedings and Legal Matters

Pacific Life, the Separate Account, and PSD are not involved in any legal proceedings that would have a material effect on Policy Owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the Policies, and matters relating to federal securities laws and federal income tax laws have been passed upon by our counsel.

Rule 12h-7 Representation

In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 (“34 Act”), we do not intend to file periodic reports as required under the ‘34 Act.

Financial Statements

Pacific Life’s financial statements and the financial statements of Pacific Select Exec Separate Account are contained in the Statement of Additional Information.

APPENDIX A: STATE LAW VARIATIONS

Certain Policy features described in this Prospectus may vary or may not be available in your state. The state in which your Policy is issued governs whether or not certain features, Riders, charges or fees are available or will vary under your Policy. These variations are reflected in your Policy and in Riders or Endorsements to your Policy. See your life insurance producer or contact us for specific information that may be applicable to your state.

BACKDATING

For policies based in Ohio, your Policy can be backdated only 3 months.

YOUR FREE LOOK RIGHT

Free Look Right

For policies issued in California, you may return this policy within 10 days of policy delivery. For Insureds age 60 or older, you may return this policy within 30 days of policy delivery.1

For policies issued as an internal replacement in Michigan or Pennsylvania, you may return this policy within 45 days of policy delivery.

For policies issued in Florida, you may return this policy within 14 days of policy delivery.

For policies issued in North Dakota, you may return this policy within 20 days of policy delivery.

The table below shows which states do or do not require refund of premiums paid.

Return of Premium	Return of Accumulated Value + Loads + Charges[1]
DE; FL; ND; SD	AK; AL; AR; AZ; CA; CO; CT; DC; GA; HI; IA; ID; IL; IN; KS; KY; LA; MA; MD; ME; MI; MN; MO; MS; MT; NC; NE; NH; NJ; NM; NV; OH; OK; OR; PA; RI; SC; TN; TX; UT; VA; VT; WA; WI; WV; WY

1 In California, for ages 60+ and if we’ve not received a written request for immediate investment in variable options, premium is returned for a free look surrender.

TIMING OF PAYMENTS, FORMS AND REQUESTS

For Policies issued in California, Delaware, Florida, North Dakota, and South Dakota, the additional annual interest rate for Death Benefit Proceeds delayed for more than 31 calendar days is the following:

California: 1%

Delaware: None

Florida: The Moody’s Corporate Bond Yield Average – Monthly Average Corporate rate which may vary.

North Dakota: 1%

South Dakota: 4%

OPTIONAL RIDERS AND BENEFITS

Premier Living Benefits Rider 2

Rider Terms

For policies issued in Florida, the following applies:

All references to the term “Chronically Ill Individual” are referred to as “an Individual with Chronic Illness”.

Premier LTC Rider

For policies issued in California, the following applies:

The legal name of this Rider is Accelerated Death Benefit Rider for Comprehensive Long-Term Care.

For policies issued in Florida, the following applies:

The legal name of this Rider is Long-Term Care Accelerated Death Benefit Rider.

Rider Terms

For policies issued in Connecticut, the following applies:

Assisted Living Facility – a facility that is licensed or certified or complies with the state’s facility licensing requirements to engage primarily in providing ongoing Assisted Living Care and related services as described in the Rider.

A managerial residential community that provides residents with services from assisted living service agencies will be considered an Assisted Living Facility.

For policies issued in Florida, the following applies:

Assisted Living Facility – a facility that is engaged primarily in providing ongoing Assisted Living Care and related services that has the appropriate state licensure or certification as an Assisted Living Facility where required.

For policies issued in Florida, the following applies:

Claim Forms –When we receive the notice of claim, we will send the claimant forms for filing proof of loss. If these forms are not given to the claimant within 15 days, the claimant may meet the proof of loss requirements by giving the insurer a written statement of the nature and the extent of the loss within the time limit stated in the Proof of Loss provision.

For policies issued in Arizona, Connecticut, Delaware, Florida, Indiana, New Jersey, North Dakota, South Dakota, and Washington D.C. the following applies:

Elimination Period –the total number of days that the Insured is a Chronically Ill Individual before benefits are payable. However, in no case will the Elimination Period start date be more than:

90 days prior to the date the Owner or Insured contacts us for a loss related to the Insured’s inability to perform Activities of Daily Living; or

365 days prior to the date the Owner or Insured contacts us for a loss due to Severe Cognitive Impairment.

For policies issued in Montana, the following applies:

Elimination Period – the total number of days that the Insured is a Chronically Ill Individual before benefits are payable. This period includes the time it takes to determine that the Insured is Chronically Ill. Each occurrence of days counted towards satisfying the Elimination Period begins on the first day that the Insured is a Chronically Ill Individual and incurs Covered Services. However, in no case will the Elimination Period start date be more than:

90 days prior to the date the Owner or Insured contacts us for a loss related to the Insured’s inability to perform Activities of Daily Living; or365 days prior to the date the Owner or Insured contacts us for a loss due to severe Cognitive Impairment.

For policies issued in Montana, the following applies:

Home Health Care – medical and non-medical services, provided to ill, disabled or infirm persons by a Home Health Care Agency in their residences. Such services may include:

•     Nursing;

•     Home health aide services;

•     Physical therapy;

•     Occupational therapy;

•     Speech therapy;

•     Hospice service;

•     Medical supplies and equipment suitable for use in the home; and

•     Medically necessary personal hygiene, grooming and dietary assistance.

For policies issued in Florida, the following applies:

Hospital – means any establishment that:

Offers services more intensive than those required for room, board, personal services, and general nursing care, and offers facilities and beds for use beyond 24 hours by individuals requiring diagnosis, treatment, or care for illness, deformity, infirmity, abnormality, disease, or pregnancy; and

Regularly makes available at least clinical laboratory services, diagnostic X-ray services, and treatment facilities for surgery or obstetrical care, or other definitive medical treatment of similar extent.

For policies issued in Washington D.C., the following applies:

Immediate Family – the Insured’s Spouse or civil union partner and the parents, brothers, sisters and children of either the Insured, the Insured’s Spouse or civil union partner by blood, adoption or marriage.

For policies issued in Montana, the following applies:

Irreversible Dementia – means deterioration or loss of intellectual faculties, reasoning power, memory, and will due to organic brain disease characterized by confusion, disorientation, apathy and stupor of varying degrees which is not capable of being reversed and from which recovery is impossible.

For policies issued in Arizona, the following applies:

Licensed Health Care Practitioner – a physician licensed pursuant to Arizona title 32, chapter 13 or 17, any registered nurse or registered nurse practitioner licensed to Arizona title 32, chapter 15, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States. A Licensed Health Care Practitioner must reside in the United States and cannot be you or an Immediate Family Member.

For policies issued in Florida, the following applies:

Licensed Health Care Practitioner – a physician or nurse licensed pursuant to Part I of Chapter 464, Florida Statutes; a psychotherapist licensed under Chapter 490 or Chapter 491, Florida Statutes; any individual who meets any requirements as may be prescribed by rule adopted by the Florida Insurance regulatory authority.

For policies issued in South Dakota, the following applies:

A Licensed Health Care Practitioner may be an Immediate Family Member if that family member is the only doctor in the area, provided the doctor is acting within the scope of the practice.

For policies issued in Montana, the following applies:

Maintenance or Personal Care Services – any care the primary purpose of which is the provision of needed assistance with any of the disabilities as a result of which the Insured is a Chronically Ill Individual.  This includes protection from threats to health and safety due to severe Cognitive Impairment and Irreversible Dementia.

For policies issued in Florida, the following applies:

Proof of Loss – Written proof must be available to us within 90 days after the loss for which benefits are claimed. If it was not reasonably possible to give written proof in the time required, we shall not reduce or deny the claim for this reason if the proof is filed as soon as reasonably possible. In any event, the proof required must be given no later than one year from the time specified unless the claimant was legally incapacitated.

For policies issued in Florida, the following applies:

Qualified Long-Term Care Services – necessary diagnostic, preventive, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services which are required by a Chronically Ill Individual and are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

For policies issued in Montana or Arizona, the following applies:

The term Severe Cognitive Impairment is referred to as Cognitive Impairment.

For policies issued in Washington D.C. the following applies:

Spouse – means the person of the same or opposite sex to whom the Insured is legally married under the laws of the state or jurisdiction in which the marriage took place.

For policies issued in Florida, the following applies:

Terminally Ill – the Insured has a medical prognosis that his or her life expectancy is one year or less if the illness runs its normal course.

Limitations, Exclusions and Eligibility Conditions for Benefits

For policies issued in New Jersey, the following applies:

Certain pre-existing condition limitations apply. A preexisting condition is any condition for which the Insured received medical advice or treatment in the six months preceding the LTC Rider Effective Date. We will not pay benefits for a Confinement due wholly or in part to a preexisting condition if the need for services begins during the first six months after the LTC Rider Effective Date.

For policies issued in Montana, the following applies:

The Rider will pay benefits for:

Confinements due to preexisting conditions that occur six months after the LTC Rider Effective Date.

For policies issued in South Dakota, the following applies:

The Rider will pay benefits for:

Care or services that result from an attempt at suicide (while sane or insane) or an intentionally self- inflicted injury;

Care or services that result from active duty in the armed forces of any nation or international government or units auxiliary thereto, or the National Guard;

The rider will pay for services available under governmental programs (except Medicaid), state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no fault law. It will not pay for work related injuries or illnesses if benefits are paid under workers’ compensation or other similar laws.

For policies issued in Florida, the following applies:

To receive the Rider Benefit, you must satisfy the following condition:

A Licensed Health Care Practitioner certifies the Insured as being a Chronically Ill Individual within the preceding twelve-month period;

Claims Provisions

For policies issued in Florida, the following applies:

At our expense, we have the right to have the Insured examined as often as reasonably necessary while a claim is pending except that when a Licensed Health Care Practitioner has certified that the Insured is a Chronically Ill Individual, additional certifications may not be performed until after the expiration of the 90-day period starting on the date of certification. We may also have an autopsy made unless prohibited by law.

For policies issued in Florida, the following applies:

Written notice of claim must be given within 20 days after a covered loss starts or as soon as reasonably possible. The notice may be given to us at our Administrative Office or to our agent.

For policies issued in Montana, the following applies:

We will pay benefits within 30 days of the date we receive the Insured’s claim, however if we need to collect information in order to verify eligibility, benefits will be paid within 60 days of our receipt of the original Proof of Loss unless we have notified you, your designee, your assignee or the claimant of the reasons we have not paid the claim in full or unless we have a reasonable belief that insurance fraud has been committed and we have reported the possible insurance fraud to the commissioner.

For policies issued in Florida, the following applies:

If a claim is not paid or denied within 120 days after receipt, we will add 10% simple interest to any overdue claim payments.

Other Effects on the Policy

For policies issues in California, the following applies:

You may request a loan or make withdrawals during the Claim Period.

Lapse and Reinstatement

For policies issued in Montana, the following applies:

We will provide such notice at least 30 days before the effective date of lapse or termination. Notice shall be given by first class United States mail, postage prepaid; and notice will not be given until 30 days after a premium is due and unpaid. Notice shall be deemed to have been given as of five days after the date of mailing.

Extension of Benefits

For policies issued in New Jersey, the following applies:

If this Rider terminates, we will recognize the basis for a claim under this Rider predicated upon the Insured’s continuous certification as a Chronically Ill Individual before the date of termination in the same manner as if the insurance was In Force. Extension of Benefits stops on the earliest of:

•                  The date when the Insured no longer meets the Eligibility for the Payment of Benefits requirements;

•                  The date the Insured is no longer incurring Covered Services; or

•                  The date when the LTC Coverage Amount remaining after monthly benefit payment is zero.

This Extension of Benefits is subject to all of the provisions of this rider, and all applicable coverage maximums.

If benefits are continued under this Extension of Benefits provision because the Policy has lapsed, no Death Benefit will be payable to the beneficiary under the Policy.

Non-Duplication with Other Plans

For policies issued in Florida, the following applies:

We will not pay benefits for any amount that would be reimbursable under Medicare or any other plan or program but for the application of a deductible or coinsurance amount. We will pay the difference between the actual expense and the benefits payable by Medicaid or private insurance, but our payment will not exceed the amount we would have paid in the absence of such other insurance. However, if the Insured’s Medicaid or private insurance denies payment for a service that we cover, we will pay the benefit as outlined in this Rider. The care coordinator can assist in identifying other insurance benefits to which the Insured is entitled that can be applied to meet actual expenses.

HOW MUCH YOU CAN BORROW

Standard Loan Amount Available

For policies issued in Arizona, your Standard Loan amount available equals the Net Cash Surrender Value.

PAYING THE DEATH BENEFIT IN THE CASE OF SUICIDE

Suicide Exclusion

For policies issued in North Dakota, the suicide exclusion period is one year.

WHERE TO GO FOR MORE INFORMATION

The MVP VUL Admiral variable life insurance policy is underwritten by Pacific Life Insurance Company.

You will find more information about the Policy and Pacific Select Exec Separate Account in the SAI dated [    ], 2020. The SAI has been filed with the SEC and is considered to be part of this prospectus because it is incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC.

You may obtain the current prospectus and SAI for any of the portfolios underlying the Variable Accounts by calling (800) 347-7787.

If you ask us, we will provide you with Illustrations of Policy benefits based on different sets of assumptions. Illustrations may help you understand how your Policy’s Death Benefit, Cash Surrender Value and Accumulated Value would vary over time based on different assumptions. You can get one Policy Illustration free of charge per Policy Year by calling or writing to us. We reserve the right to charge $25 for additional Illustrations.

How to Contact Us

Pacific Life Insurance Company
P.O. Box 2030
Omaha, Nebraska 68103-2030

(800) 347-7787
5 a.m. through 5 p.m. Pacific time
www.PacificLife.com

We accept faxes or emails for both Variable and Indexed Fixed Option transaction requests (transfers, allocation changes, rebalancing) and also Policy loans at:

(866) 398-0467
Transactions@pacificlife.com

PREMIUM PAYMENTS
Unless you receive premium notices via list bill, send premiums (other than initial premium) to:
Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

How to Contact the SEC

You can also find reports and other information about the Policy and Separate Account from the SEC.

Commission’s Public Reference Section
100 F Street, NE
Washington, D.C. 20549
(202) 551-8090
Website: www.sec.gov
e-mail: publicinfo@sec.gov

FINRA Public Disclosure Program

FINRA provides investor protection education through its website and printed materials. The FINRA regulation website address is www.finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program services.

SEC file number 811-05563

333-[       ]

STATEMENT OF ADDITIONAL INFORMATION

[     ], 2020

MVP VUL ADMIRAL

PACIFIC SELECT EXEC SEPARATE ACCOUNT

MVP VUL Admiral is a variable life insurance policy offered by Pacific Life Insurance Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the Policy’s prospectus, dated [     ], 2020, which is available without charge upon written or telephone request to Pacific Life. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Policy’s prospectus.

Pacific Life Insurance Company

P.O. Box 2030

Omaha, NE 68103

(800) 800-7681

TABLE OF CONTENTS

PREMIUM LIMITATIONS	1

Guideline Premium Limit	1
Modified Endowment Contract	1
Increasing the Net Amount At Risk	1

TRANSFER SERVICES	1

Dollar Cost Averaging	2
Portfolio Rebalancing	2
First Year Transfer	3
Fixed Option Interest Sweep	3

WITHDRAWAL FEATURES	3

Automated Income Option	3

MORE ON POLICY CHARGES	5

Underwriting Methods and Nonstandard Ratings	5
Changes in Face Amount	5

MORE ON VARIABLE LIFE INSURANCE AND YOUR TAXES	6

Mortality and Expense Charges	6
Investor Control	6
Comparison to Taxable Investments	7

MORE ON PACIFIC LIFE AND THE POLICIES	7

How We Are Organized	7
Distribution Arrangements	8
The Separate Account	9
Performance	9
Yields	10
Financial Statements	12
Independent Registered Public Accounting Firm and Independent Auditors	12
Financial Statements of Pacific Select Exec Separate Account	SA-1
Financial Statements of Pacific Life Insurance Company	PL-1

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PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your Policy’s Death Benefit. These limits apply in the following situations.

Guideline Premium Limit

If you have chosen the Guideline Premium Test as your Death Benefit Qualification Test, the total amount you can pay in premiums and still have your Policy qualify as life insurance is your Policy’s Guideline Premium Limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the Guideline Premium Limit, which is the greater of:

•                   the guideline single premium or

•                   the sum of the guideline level annual premiums.

We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your Policy’s Guideline Premium Limit. If we find that you have exceeded your Guideline Premium Limit, we may remove all or part of a premium you have paid from your Policy as of the day we applied it, and return it to you. We will adjust the Death Benefit retroactively to that date to reflect the reduction in premium payments.

Your Policy’s guideline single premium and guideline level annual premiums appear on your Policy Specifications. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that will show you the guideline single premium and guideline level annual premiums.

Modified Endowment Contract

A life insurance policy will become a Modified Endowment Contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in Section 7702A of the Internal Revenue Code. You will find a detailed discussion of Modified Endowment Contracts in VARIABLE LIFE INSURANCE AND YOUR TAXES in the prospectus.

Unless you have told us in writing that you want your Policy to become a Modified Endowment Contract, we will remove all or part of the premium payment from your Policy as of the day we applied it and return it to you. We will also adjust the Death Benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 30 days before your Policy Anniversary, we will hold it and apply it to your Policy on the Policy Anniversary.

In both of these situations, if we remove an excess premium from your Policy, we will return the premium amount to you no later than 60 days after the end of the Policy Year. We may adjust the amount for interest or for changes in Accumulated Value that relate to the amount of the excess premium we are returning to you.

If we do not return the premium amount to you within that time, we will increase your Policy’s Death Benefit retroactively, to the day we applied the premium, and prospectively so that it is always the amount necessary to ensure your Policy qualifies as life insurance, or to prevent it from becoming a Modified Endowment Contract. If we increase your Death Benefit, we will adjust cost of insurance or Rider charges retroactively and prospectively to reflect the increase.

Increasing the Net Amount At Risk

An increase in the Net Amount At Risk occurs if the Policy’s Death Benefit is equal to the Minimum Death Benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the Insured.

TRANSFER SERVICES

You may only participate in one transfer service at any time.

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Dollar Cost Averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between Variable Investment Options without paying a transfer fee. Here is how the service works:

•                   You can set up this service at any time while your Policy is In Force.

•                   You need to complete a request form to enroll in the service. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.

•                   You must have at least $5,000 in a Variable Investment Option to start the service.

•                   We will automatically transfer Accumulated Value from one Variable Investment Option to one or more of the other Variable Investment Options you have selected.

•                   We will process transfers as of the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you have chosen. We will not make the first transfer until after the Free Look Transfer Date in states that require us to return your premiums if you exercise your Free Look Right.

•                   We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

•                   We have the right to discontinue, modify or suspend the service at any time.

•                   We will keep making transfers at the intervals you have chosen until one of the following happens:

•                   the total amount you have asked us to transfer has been transferred

•                   there is no more Accumulated Value in the Investment Option you are transferring from

•                   your Policy enters the Grace Period and is in danger of lapsing

•                   we receive your Written Request to cancel the service

•                   we discontinue the service.

Portfolio Rebalancing

The portfolio rebalancing service automatically transfers your Policy’s Accumulated Value among the Variable Investment Options according to your original percentage allocations. Here is how the service works:

•                   You can set up this service at any time while your Policy is In Force.

•                   You enroll in the service by completing a request form to enroll in the service.

•                   Unless you choose a different start date, your first rebalancing will take place at the end of the Business Day we receive your request. Subsequent rebalancing will take place at the end of the Business Day on your Policy’s quarterly, semi-annual or annual anniversary, depending on the interval you chose.

•                   You must be invested in two or more Variable Investment Options in order to elect portfolio rebalancing. The available Fixed Options and Indexed Fixed Options are not included in portfolio rebalancing.

•                   We will not make the first transfer until after the Free Look Transfer Date, if your Policy was issued in a state that requires us to return your premiums if you exercise your Free Look Right.

•                   If you cancel this service, you must wait 30 days to begin it again.

•                   We do not charge for the portfolio rebalancing service, and we do not currently charge for transfers made under this service.

•                   We can discontinue, suspend or change the service at any time.

2

First Year Transfer

Our first year transfer service allows you to make transfers from the Fixed Account to the Variable Investment Options or the Fixed LT Account during the first 12 Policy months from the date your initial premium is applied to your Policy. Here is how the service works:

•                   You enroll in the service when you apply for your Policy using the New Business Variable Life Optional Services form.

•                   You choose amounts to be transferred for 12 months from the payment date.

•                   Transfers under the first year transfer service take place on your Policy’s Monthly Payment Date, starting on the first Monthly Payment Date following the Free Look Transfer Date.

•                   If you sign up for this service, we will waive the usual transfer limit for the Fixed Account during the first 12 Policy months from the date your initial premium is applied to your Policy.

•                   If program ends during the second Policy Year, we will not count it toward the usual one transfer per year for the Fixed Account.

•                   If the Accumulated Value in the Fixed Account is less than the amount to be transferred, we will transfer the balance and then cancel the service.

•                   If there is Accumulated Value remaining in the Fixed Account at the end of the service, the transfer limitations for the Fixed Account will apply.

•                   We do not charge for the first year transfer service, and we do not currently charge for transfers made under this service.

Fixed Option Interest Sweep

The Fixed Option interest sweep service allows you to make scheduled transfers of the accumulated interest earnings from your available Fixed Options to the Variable Investment Options. Here is how the service works:

•                   You can set up this service at any time while your Policy is In Force.

•                   You enroll in the service by sending us a Written Request.

•                   You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.

•                   If you cancel this service, you must wait 30 days to begin it again.

•                   We do not charge for the Fixed Option interest sweep service, and we do not currently charge for transfers made under this service.

•                   We can discontinue, suspend or change the service at any time.

•                   Interest earnings transferred from any available Fixed Options to the Variable Investment Options are excluded from the transfer limitations.

WITHDRAWAL FEATURES

Automated Income Option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans (Standard Loan or an Alternate Loan). With this program, you may only elect a Standard loan or an Alternate Loan, not both.  Only one loan type is available for this program. You may switch between loan types, as long as the new election is 100% to the new loan type (for example, switch from a Standard Loan to an Alternate Loan must be 100%). Here is how the program works:

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•                   You can set up the income stream from your Policy on either a monthly or annual basis. Each scheduled income payment must be at least $500 if you choose to receive monthly payments, or $1,000 if you choose annual payments.

•                   You may choose to receive either a fixed amount of income or an amount based on a fixed duration. Depending upon your objectives, you may wish to reduce your Face Amount or change your Policy’s Death Benefit Option in order to maximize your income.

•                   You can choose the scheduled income payment date. You may elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the Business Day before any income payment date.

•                   If the scheduled income payment date falls on a weekend or holiday, the actual income payment date will be the Business Day before the scheduled income payment date.

•                   The withdrawal or loan will be taken from your Policy’s Investment Options in proportion to the Accumulated Value in each Investment Option.

Upon our receipt of your AIO request form, we will run a hypothetical Illustration to determine if your request can be fulfilled, or if any adjustments will be necessary. We use the Illustration to test your Policy for the minimum Net Cash Surrender Value requirement. Your Policy must continue to have an illustrated Net Cash Surrender Value at the maturity date sufficient to meet the minimum Accumulated Value required to allow for payment of Policy charges, including Policy loan interest.

Illustrations generally will be run at an annual gross earnings rate chosen by you, not to exceed 12%. No earnings rate used is a guarantee or indication of actual earnings.

We will complete an AIO agreement form, and send it and the Illustration to your life insurance producer for delivery to you. The AIO agreement form will confirm your income payment amount, frequency and duration, and will also confirm your Policy’s cost basis and other information about your elections under the AIO program.

Unless you request otherwise, distributions under the AIO program will be taken first as withdrawals if not taxable, then they will be taken as loans.

Payments under the AIO program will begin as scheduled once we receive your signed AIO agreement form. We will send you a letter confirming the date and amount of the first income payment.

The income payments will usually remain constant during each income period, unless there is insufficient Net Cash Surrender Value to make a payment. The duration of each income period is one year, except that the first income period may differ depending on the following:

•                   If the AIO program start date is six months or more from your next Policy Anniversary, the income period will end on the next Policy Anniversary. In this case, the first income period will last at least six months, but not more than one year.

•                   If the AIO program start date is less than six months from your next Policy Anniversary, the income period will extend to the following Policy Anniversary. In this case, the first income period will last at least one year, but no more than 18 months.

After the first income period, and each year you remain in the AIO program, we will run an Illustration after each Policy Anniversary. The Illustration will generally be run at a rate chosen by you, not to exceed a gross annual rate of 12%. Your Policy must continue to have an illustrated Net Cash Surrender Value at the maturity date sufficient to meet the minimum Accumulated Value required to allow for payment of Policy charges, including Policy loan interest. There is no charge for Illustrations we run in connection with the AIO program. They do not count toward your one free Illustration per year.

We will send you a letter and the Illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

4

Over time, your Policy’s actual performance, and perhaps your use of the Policy’s options are likely to vary from the assumptions used in the Illustrations. Changes in your Policy’s Investment Option allocations can impact your future values and income you receive. Your Policy may also be susceptible to lapse.

You are responsible to monitor your Policy’s Accumulated Value to ensure your Policy is not in danger of lapsing. You may need to make additional premium payments or loan repayments to prevent your Policy from lapsing. We will provide notice if the Policy’s Accumulated Value, plus any Indexed Termination Credit (see Indexed Fixed Options – Minimum Indexed Benefit Rider in the Prospectus) less Total Policy Debt is not enough to pay the total monthly charge and will provide a Grace Period. The Grace Period allows you to pay sufficient premium to keep your Policy In Force and prevent your Policy from lapsing. You will not receive a notice to remind you of your scheduled premium payments while you are in the AIO program.

MORE ON POLICY CHARGES

Underwriting Methods and Nonstandard Ratings

We normally use the medical or paramedical method to assign underwriting or insurance Risk Classes, which may require a medical examination. We offer two additional forms of underwriting for executive and employee groups that meet specified multilife guidelines.

Guaranteed issue may be available where an employer-employee relationship exists and where at least 10 lives will be insured. To be eligible, prospective Insureds must be employed in an occupation or industry we consider an acceptable risk, must be full time employees or executives, and must be actively at work on a continuous basis during the 3-month period preceding application for insurance. Maximum Age for an Insured at Policy issue is usually 70. Cost of insurance rates distinguish between executive only groups and all-employee groups, instead of on individual underwriting information.

Simplified issue may be offered where the group does not qualify for guaranteed issue. Simplified issue is a process of limited underwriting using a short form application that includes health and avocation questions to be completed by each prospective Insured. We may request additional information, including an attending physician’s statement, but will not require a physical examination. Simplified issue is available to executives only, under similar criteria as guaranteed issue, except for lower participation levels and generally higher death benefits permitted per life. Cost of insurance rates are based on both individual underwriting information and executive class experience.

The current cost of insurance rates are generally higher for Policies issued under the guaranteed issue or simplified issue underwriting methods than for Policies issued under the fully underwritten medical or paramedical underwriting method. Guaranteed cost of insurance charges are not affected.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 2017 Commissioners Standard Ordinary Mortality Tables (sex blended tables are used for unisex cost of insurance rates). The rates are also based on the Age and sex of the Insured unless unisex rates are required.

If we determine from the application for insurance, or any later evidence of insurability, that the Insured presents a risk not accounted for by our standard Risk Classes, typically due to medical history, profession or hobby, we may still issue a Coverage Layer with higher or additional charges, referred to as a nonstandard rating. Most insurance companies have a similar process. The Policy charges may be increased by a nonstandard table factor. In certain cases, there may be an additional flat-rate charge for a period specified at the time the Coverage Layer is issued. If we determine that a nonstandard rating applies to your Coverage Layer, you will be notified of the applicable charges, inclusive of any additional rate or charge, at the time the Coverage Layer is issued.

Changes in Face Amount

Net Premiums you pay are allocated to the Accumulated Value in your base Policy and any charges, withdrawals and distributions are subtracted from that Accumulated Value.

Instead, to determine the cost of insurance charge on each Coverage Layer, as described in the prospectus under YOUR POLICY’S ACCUMULATED VALUE, we discount the total Death Benefit for all Coverage Layers that would have been payable at the beginning of the Policy month and subtract the Accumulated Value in the base Policy at the beginning of the month before the monthly charge is due to determine the total Net Amount At Risk for

5

all Coverage Layers. We then prorate the Net Amount At Risk for each Coverage Layer in the same proportion that the Face Amount of each Coverage Layer bears to the Total Face Amount for all Coverage Layers. The Net Amount At Risk for each Coverage Layer is multiplied by the current cost of insurance rate for that Coverage Layer.

If you elect Death Benefit Option C, your Death Benefit on the base Policy is your base Policy’s Face Amount plus any premium payments you make and less any withdrawals and distributions, subject to a maximum Death Benefit disclosed in your Policy Specifications. If you elect Death Benefit Option C and your Policy’s Death Benefit equals the maximum Death Benefit as shown in your Policy Specifications, the Death Benefit provided by each Coverage Layer will be reduced proportionately for purposes of calculating the Net Amount At Risk. Unless you tell us which Coverage Layer(s) to reduce.

MORE ON VARIABLE LIFE INSURANCE AND YOUR TAXES

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It is based on the Internal Revenue Code (the Tax Code) and does not cover any state or local tax laws. This is not a complete discussion of all federal income tax questions that may arise under the Policy. There are special rules that we do not include here that may apply in certain situations.

We do not make any guarantees about the tax status of your Policy, and you should not consider the discussion that follows to be tax advice. Speak to a qualified tax advisor for complete information about federal, state and local taxes that may apply to you.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion and in the Policy prospectus section VARIABLE LIFE INSURANCE AND YOUR TAXES or tax consequences that relate directly or indirectly to life insurance policies.

Mortality and Expense Charges

The Tax Code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the Policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your Policy qualifies as a life insurance Policy.

Investor Control

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered to be owned by the insurance company and not by the policy owner. Under current U.S. tax law, if a policy owner has excessive control over the investments made by a separate account, or the underlying fund, the policy owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the policy owner would not derive the tax benefits normally associated with variable life insurance.

The application of the investor control doctrine is subject to some uncertainty. Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the Policy or the relationship between the Policy and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given Policy, whether the Policy offers access to funds that are available to the general public, the number of transfers that a policy owner may make from one investment option to another, and the degree to which a policy owner may select or control particular investments.

6

With respect to this first aspect of investor control, we believe that the design of our Policies and the relationship between our Policies and the portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your Policy might not qualify as a life insurance policy for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under case law and IRS guidance, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular portfolio. You may not select or direct the purchase or sale of a particular investment of a portfolio. All investment decisions concerning the portfolios must be made by the portfolio manager for such portfolio in his or her sole and absolute discretion, and not by the policy owner.

Furthermore, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the Policy. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a portfolio such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the Fund and other Policies. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.

Comparison to Taxable Investments

With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers, or entities taxed at the individual level, of 20% on long-term capital gains and on certain “qualifying dividends” on corporate stock. The long-term capital gains rate does not apply to corporations. Corporations pay tax based upon the corporate tax rate, which, depending upon income, may be higher than the long-term capital tax rate for individuals. An individual taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain “qualifying dividends” on corporate stock may be less than the individual’s ordinary income tax rate which is applied to taxable distributions from a life insurance Policy.

MORE ON PACIFIC LIFE AND THE POLICIES

How We Are Organized

Pacific Life was established on January 2, 1868 under the name, Pacific Mutual Life Insurance Company of California. It was reincorporated as Pacific Mutual Life Insurance Company on July 22, 1936. On September 1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company. Pacific Life redomesticated to Nebraska on September 1, 2005. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which in turn is a subsidiary of Pacific Mutual Holding Company, a mutual holding company.

Under their charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp. Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company. They have the right to vote on the election of the Board of Directors of the mutual holding company and on other matters. They also have certain rights if the mutual holding company is liquidated or dissolved.

7

Distribution Arrangements

Pacific Select Distributors, LLC (PSD), our subsidiary, acts as the distributor of the Policies. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of FINRA. We pay PSD for acting as distributor under a distribution agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the Policies.

Because this Policy was not offered before 2019, PSD was not paid any underwriting commissions with regard to this Policy.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Policies. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Policies. Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

•                   110% of premiums paid up to the first target premium

•                   2% of premiums paid under targets 2+

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the Death Benefit Option you choose, the Age of the Insured on the Policy Date, and the sex (unless unisex rates are required) and Risk Class of the Insured. A Policy’s target premium will usually be less than, but generally does not exceed 115% of the seven-pay premium. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that shows you the seven-pay premium.

Your life insurance producer typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Policy, depending on the agreement between your life insurance producer and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.10% of a Policy’s Accumulated Value less any Total Policy Debt, or starting on the 7th Policy Anniversary, an annual target premium renewal commission of up to 2%. We calculate the renewal amount monthly and it becomes payable on each Policy Anniversary.

In addition to the commissions described above, we and/or an affiliate may pay additional cash compensation from their own resources in connection with the promotion and solicitation of applications for the Policies by some, but not all, broker-dealers. The additional cash compensation based on premium payments generally does not exceed 14.50% of first target premium and 1% of premiums paid thereafter. Such additional compensation may give Pacific Life greater access to life insurance producers of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your life insurance producer may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to life insurance producer lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the life insurance producer market the Policies.

As of December 31, 2019, the following firms have arrangements in effect with PSD pursuant to which the firms are entitled to receive a revenue sharing payment: AIG, AXA advisors LLC, Benefit Funding, Cambridge Inv Research Inc, Capital Investment Group, Cetera Advisors LLC, Cetera Advisors Networks LLC, Cetera Financial Specialists LLC, Cetera Investment Services LLC, Commonwealth Financial Network Equity, CPS Financial & Insurance Services Inc, FAS CORP, First Allied Sec Inc, First Tennessee Bank, FSC Securities Corp, First Heartland Capital Corporation, Futurity First Insurance, Independent Financial Group, Investacorp , Kestra Investment Services LLC, Linsco Private Ledger Corp, Lion Street Financial LLC, M Holdings Securities, PensionMark Securities LLC, P J Robb Variable Corp, ProEquities, PRUCO Securities, Royal Alliance, Sagepoint Financial Inc, Saybrus Equity Svcs Inc, Securian Financial Services, Summit Brokerage Inc, The Huntington Investment Company, The Leaders Group, Transamerica Financial, United Planners, and Woodbury Financial Services.

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We or our affiliates may also pay other override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Life insurance producers may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your life insurance producer or broker-dealer to present this Policy over other investment options. You may ask your life insurance producer about these differing and divergent interests and how he/she and his/her broker-dealer are compensated for selling the Policy.

Portfolio managers of the underlying portfolios of Pacific Select Fund available under this Policy may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by Pacific Life or PSD that are attended by, among others, life insurance producers of PSD, who would receive information and/or training regarding the Fund’s portfolios and their management by the portfolio managers in addition to information respecting the variable annuity and/or life insurance products issued by Pacific Life and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of Pacific Life, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund’s Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by Pacific Life or PSD. Additional expenses and promotional items may be paid for by Pacific Life and/or portfolio managers. PSD serves as the Pacific Select Fund’s distributor.

The Separate Account

The Separate Account was established on May 12, 1988 under California law under the authority of our Board of Directors, and is now governed by the laws of the State of Nebraska as a result of Pacific Life’s redomestication to Nebraska on September 1, 2005. It is registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the Separate Account.

The Separate Account is not the only investor in the Funds. Investments in the Funds by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Funds.

Pursuant to Commodity Futures Trading Commission Rule 4.5, Pacific Life has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Performance

Performance information may appear in advertisements, sales literature, or reports to Policy Owners or prospective buyers.

Information about performance of any Variable Account of the Separate Account reflects only the performance of a hypothetical Policy. The calculations are based on allocating the hypothetical Policy’s Accumulated Value to the Variable Account during a particular time period.

Performance information is no guarantee of how a portfolio or Variable Account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Variable Account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in Accumulated Value due to the performance of one or more Variable Accounts, or as a change in a Policy Owner’s Death Benefit.

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We may show performance as a change in Accumulated Value over time or in terms of the average annual compounded rate of return on Accumulated Value. This would be based on allocating premium payments for a hypothetical Policy to a particular Variable Account over certain periods of time, including one year, or from the day the Variable Account started operating. If a portfolio has existed for longer than its corresponding Variable Account, we may also show the hypothetical returns that the Variable Account would have achieved had it invested in the portfolio from the day the portfolio started operating.

Performance may reflect the deduction of all Policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different Death Benefit Options will result in different expenses for the cost of insurance, and the varying expenses will result in different Accumulated Values.

Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical Policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the Policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying portfolios based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the portfolios will not reflect the deduction of Policy charges. If Policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to Policy Owners, we may compare performance information for a Variable Account to:

•                   other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria

•                   the Consumer Price Index, to assess the real rate of return from buying a Policy by taking inflation into consideration

•                   various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Yields

The yield or total return of any Variable Account or portfolio does not reflect the deduction of Policy charges.

Fidelity® VIP Government Money Market Variable Account

The “yield” (also called “current yield”) of the Fidelity® VIP Government Money Market Variable Account is computed in accordance with a standard method prescribed by the SEC. The net change in the Variable Account’s unit value during a seven-day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Fidelity® VIP Government Money Market Variable Account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] – 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Fidelity® VIP Government Money Market portfolio are not included in the yield calculation.

Other Variable Accounts

“Yield” of the other Variable Accounts is computed in accordance with a different standard method prescribed by the SEC. For each Variable Account, the net investment income (investment income less expenses) per accumulation unit earned during a specified one month or 30-day period is divided by the unit value on the last day

10

of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[(	a – b	+ 1) [6] – 1]
cd

where:

a =net investment income earned during the period by the underlying portfolio of the Variable Account,

b =expenses accrued for the period (net of reimbursements),

c =the average daily number of accumulation units outstanding during the period that were entitled to receive   dividends, and

d =the unit value of the accumulation units on the last day of the period.

The Variable Accounts’ yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the Fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the Variable Account’s performance in the future. Yield should also be considered relative to changes in unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Variable Account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Fidelity® VIP Government Money Market portfolio

Current yield for the Fidelity® VIP Government Money Market portfolio will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of portfolio expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. “Effective yield” for the Fidelity® VIP Government Money Market portfolio assumes that all dividends received during an annual period have been reinvested. Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield: [(Base Period Return + 1)(To the power of 365/7)] – 1.

Other portfolios

Quotations of yield for the remaining portfolios will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period (“net investment income”), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2[(	a – b	+ 1)[6] – 1]
cd

where:

a =dividends and interest earned during the period,

b =expenses accrued for the period (net of reimbursements),

c =the average daily number of shares outstanding during the period that were entitled to receive dividends, and

d =the maximum offering price per share on the last day of the period.

Quotations of average annual total return for a portfolio will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the portfolio over certain periods that will include a period of one year (or, if less, up to the life of the portfolio), calculated pursuant to the following formula: P (1 + T)n

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= ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for the period, n = the number of periods, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may also be shown for other periods. All total return figures reflect the deduction of a proportional share of portfolio expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Financial Statements

The financial statements of Pacific Select Exec Separate Account of Pacific Life as of December 31, 2019 and for each of the periods presented are included in this SAI. Pacific Life’s consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 are included in this SAI. These financial statements should be considered only as bearing on the ability of Pacific Life to meet its obligations under the Policies and not as a bearing on the investment performance of the assets held in the Separate Account.

Independent Registered Public Accounting Firm and Independent Auditors

The financial statements of Pacific Select Exec Separate Account of Pacific Life Insurance Company as of December 31, 2019 and for each of the periods presented have been audited by [     ], independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pacific Life Insurance Company and Subsidiaries as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 have been audited by [     ], independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The business address of [     ].

12

Form No. [       ]

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C: OTHER INFORMATION (MVP VUL Admiral)

Item 26. Exhibits

(1)	(a)

Resolution of the Board of Directors of the Depositor dated November 22, 1989 and copies of the Memoranda concerning Pacific Select Exec Separate Account dated May 12, 1988 and January 26, 1993. Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w1xay.htm

(b)

Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws. Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w1xby.htm

(2)	Inapplicable

(3)	(a)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD); Filed as part of the Registration Statement on Form N-6 on May 27, 2011, File No. 333-172851, Accession Number 0000950123-11-054590. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012311054590/a58731a1exv99wx3yxay.htm

(b)

Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w3xby.htm

(c)

Distribution Agreement Between Pacific Select Distributors, Inc. and T. Rowe Price Investment Services, Inc.; Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905000254/a05877a1exv99wx3yxcy.htm

(1)

First Amendment to the Distribution Agreement; Filed as part of the Registration Statement on Form N-6 on April 16, 2020, File No. 333-231311, Accession Number 0001104659-20-047484, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920047484/a20-9364_1ex99d3c1.htm

(d)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, LLC (PSD) (Amended and Restated); Included in Registrant’s Form N-6, File No. 333-152224, Accession No. 0001104659-17-024489 filed April 19, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465917024489/a16-17345_1ex99d3d.htm

(4)	(a)

Flexible Premium Variable Life Insurance Policy (form ICC19 P19VUL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4a.htm

(1)

Specifications page (form ICC20 S20MADM); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4a1.htm

(b)

Conversion Rider (form ICC13 R13CON); Filed as part of the Registration Statement on Form N-6 on February 7, 2014, File No. 333-153022, Accession Number 0001193125-14-040507. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312514040507/d655724dex994o.htm

(c)

Flexible Duration No-Lapse Guarantee Rider (form ICC17 R17FNL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4c.htm

(1)

Specifications pages (form ICC18 S18FNL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4c1.htm

(d)

1 Year Indexed Account (form ICC20 I20V1NDX); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4d.htm

(e)

1 Year Indexed Account 4 (form ICC20 I20V1NDX4)(No Cap); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4e.htm

(f)

1 Year Indexed Account 6 (form ICC20 I20V1NDX6)(High Cap); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4f.htm

(g)

Annual Renewable Term Rider - Additional Insured (form ICC17 R17RTA); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4g.htm

(1)

Specifications pages (form ICC17 S17RTA); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4g1.htm

(h)

Annual Renewable Term Rider (form ICC17 R17ART); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4h.htm

(1)

Specifications pages (form ICC17 S17ART); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4h1.htm

(i)

Accelerated Death Benefit Rider for Chronic Illness (form ICC12 R12CIC) (Premier Living Benefits Rider); Filed as part of the Registration Statement on Form N-6 on October 19, 2012, File No. 333-152224, Accession Number 0000950123-12-012563. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012312012563/a30132aexv99wx4yxxy.htm

(j)

Accelerated Death Benefit Rider for Chronic and Terminal Illness (form ICC18 R18ADB) (Premier Living Benefits Rider 2); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4j.htm

(1)

Specifications pages (form ICC18 S18ADB); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4j1.htm

(k)

Short-term No-Lapse Guarantee Rider (form ICC12 R12SNL); Filed as part of the Registration Statement on Form N-6 on October 19, 2012, File No. 333-152224, Accession Number 0000950123-12-012563. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012312012563/a30132aexv99wx4yxaay.htm

(l)

Accelerated Death Benefit Rider for Terminal Illness (form ICC12 R12TIC) (Terminal Illness Rider); Filed as part of the Registration Statement on Form N-6 on October 19, 2012, File No. 333-152224, Accession Number 0000950123-12-012563. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012312012563/a30132aexv99wx4yxddy.htm

(m)

Scheduled Annual Renewable Term Rider (form ICC15 R15SRT); Filed as part of the Registration Statement on Form N-6 on February 24, 2015, File No. 333-202248, Accession Number 0001193125-15-059457. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312515059457/d877621dex994c.htm

(1)

Specifications pages (form ICC17 S17SRT); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231311, Accession Number 0001104659-19-028111, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028111/a19-9297_1ex99d4m1.htm

(n)

Overloan Protection 3 Rider (form ICC15 R15OLP); Filed as part of the Registration Statement on Form N-6 on February 24, 2015, File No. 333-202248, Accession Number 0001193125-15-059457. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312515059457/d877621dex994d.htm

(1)

Specifications pages (form ICC15 R15OLP SP); Filed as part of the Registration Statement on Form N-6 on July 18, 2015, File No. 333-150092, Accession No. 0001193125-15-2268877 filed June 18, 2015. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312515226877/d942814dex994ff1.htm

(o)

Accelerated Death Benefit Rider for Long-Term Care (form ICC16 R16LTC) (Premier LTC Rider); Filed as part of the Registration Statement on Form N-6 on July 11, 2016, File No. 333-152224, Accession Number 0001193125-16-645260. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312516645260/d210994dex994ll.htm

(1)

Specifications pages (form ICC16 R16LTCV SP); Filed as part of the Registration Statement on Form N-6 on July 11, 2016, File No. 333-152224, Accession Number 0001193125-16-645260. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312516645260/d210994dex994ll1.htm

(p)

Alternate Loan Rider 2 (form ICC20 R20ALR2); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4n.htm

(1)

Specifications page (form ICC20 S20 ALR2); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4n1.htm

(q)

Minimum Indexed Benefit Rider (form ICC20 R20MIBR); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4o.htm

(1)

Specifications page (form ICC20 S20MIBR); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db4o1.htm

(5)		Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire [TO BE FILED].

(6)	(a)

Bylaws of Pacific Life Insurance Company; Filed as part of Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w6xby.htm

(b)

Articles of Incorporation of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w6xay.htm

(c)

Restated Articles of Incorporation of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on December 6, 2005, File No. 333-118913, Accession Number 0000892569-05-001150. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905001150/a14958exv99wx6yxcy.htm

(d)

Bylaws of Pacific Life Insurance Company As Amended Effective September 1, 2005; Filed as part of the Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 on December 6, 2005, File No. 333-118913, Accession Number 0000892569-05-001150. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905001150/a14958exv99wx6yxdy.htm

(7)	(a)

Reinsurance Agreement with RGA Reinsurance Company Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7a.htm

(1)

Amendments 1 and 2 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7a1.htm

(2)

Amendment 3 to Reinsurance Agreement (portions of this amendment have been omitted) Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7a2.htm

(3)

Amendments 4 through 17 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7a3.htm

(b)

Reinsurance Agreement with Swiss Re Life & Health America Inc. Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7b.htm

(1)

Amendments 1 through 3 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7b1.htm

(2)

Amendment 4 to Reinsurance Agreement (portions of this amendment have been omitted) Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7b2.htm

(3)

Amendments 5 through 17 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7b3.htm

(c)

Reinsurance Agreement with Munich American Reassurance Company Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7c.htm

(1)

Amendments 1 through 16 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7c1.htm

(d)

Reinsurance Agreement with SCOR Global Life USA Reinsurance Company (formerly Generali USA Life Reassurance Company) Effective December 1, 2008; Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7d.htm

(1)

Amendments 1 and 2 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7d1.htm

(2)

Amendment 3 to Reinsurance Agreement (portions of this amendment have been omitted) Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7d2.htm

(3)

Amendments 4 through 16 to Reinsurance Agreement Filed as part of the Registration Statement on Form N-6 on December 13, 2019, File No. 333-231311, Accession Number 0001104659-19-072409. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919072409/a19-25066_1ex99d7d3.htm

(8)	(a)

Participation Agreement between Pacific Life Insurance Company and Pacific Select Fund; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256904000869/a01082exv99w8xay.htm

(1)

Exhibit B to the Pacific Select Fund Participation Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000119312514310473/d767546dex998qq.htm

(b)

Participation Agreement with Variable Insurance Products Fund, Variable Insurance Products Fund II and Variable Insurance Products Fund III; Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905000054/a05030exv99wx8yxby.htm

(c)

Service Contract with Fidelity Distributors Corporation; Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256905000054/a05030exv99wx8yxcy.htm

	(d)	(1)

Form of Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907001219/a34112exv99wx8yxyy.htm

		(2)

Form of Second Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 23, 2012, File No. 333-152224, Accession Number 000950123-12-006367. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000095012312006367/a59868bexv99wx8yxxyx2y.htm

		(3)

Third Amendment to Fidelity Distributors Corporation Participation Agreement; Included in Registrant’s Form N-6, File No. 333-231311 Accession No. 0001104659-19-042837 filed on July 31, 2019, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919042837/a19-13239_1ex99d8t3.htm

		(4)

Fourth Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 16, 2020, File No. 333-231311, Accession Number 0001104659-20-047484, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920047484/a20-9364_1ex99d8v4.htm

	(e)

Form of Amendment to Fidelity Investments Institutional Operations Company, Inc. Service Agreement; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907001219/a34112exv99wx8yxzy.htm

	(f)

Form of Amendment to Fidelity Distributors Corporation Service Contract; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907001219/a34112exv99wx8yxaay.htm

	(g)

Participation Agreement between Pacific Life Insurance Company, Pacific Life & Annuity and M Fund; Filed as part of the Registration Statement on Form N-6 on July 9, 2008, File No. 333-152224, Accession Number 0000892569-08-000978. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256908000978/a40250orexv99w8xaay.htm

		(1)

First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-152224, Accession No. 0001193125-15-132721 filed April 16, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000119312515132721/d831767dex998aa1.htm

	(h)

Participation Agreement with Vanguard Variable Insurance Fund; Filed as part of the Registration Statement on Form N-6 on May 14, 2020, File No. 333-231311, Accession No. 0001104659-20-061462, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920061462/a20-19511_5ex99d8yy.htm

(9)	Inapplicable

(10)	Inapplicable

(11)

Opinion and consent of legal officer of Pacific Life as to legality of Policies being registered; Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db11.htm

(12)	Inapplicable

(13)	Inapplicable

(14)	Consent of Independent Registered Public Accounting Firm and Consent of Independent Auditors [TO BE FILED].

(15)	Inapplicable

(16)	Inapplicable

(17)

Memorandum describing Pacific Life Insurance Company’s issuance, transfer and redemption procedures for the Policies pursuant to Rule 6e-3(T)(b)(12)(iii); Filed as part of the Registration Statement on Form N-6 on May 29, 2020, File No. 333-238781, Accession Number 0001104659-20-067578. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920067578/a20-20767_1ex99db17.htm

(18)	Power of Attorney

Item 27. Directors and Officers of Pacific Life

Name and Address	Positions and Offices with Pacific Life
James T. Morris	Director, Chairman, President and Chief Executive Officer
Adrian S. Griggs	Director, Executive Vice President and Chief Operating Officer
Darryl D. Button	Director, Executive Vice President and Chief Financial Officer
Sharon A. Cheever	Director, Senior Vice President and General Counsel
Dawn M. Trautman	Executive Vice President

Joshua D Scott	Senior Vice President and Chief Accounting Officer

Jane M. Guon	Vice President and Secretary
Craig W. Leslie	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive Newport Beach, California 92660

Item 28. Persons Controlled by or Under Common Control with Pacific Life or Pacific Select Exec Separate Account

The following is an explanation of the organization chart of Pacific Life’s subsidiaries:

Pacific Life is a Nebraska Stock Life Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company), which is, in turn, 100% owned by Pacific Mutual Holding Company (a Nebraska Mutual Insurance Holding Company).

PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES LEGAL STRUCTURE

	Jurisdiction of Incorporation or Organization	Percentage of Ownership by its Immediate Parent
Pacific Mutual Holding Company	Nebraska

Pacific LifeCorp	Delaware	100
Pacific Life Insurance Company	Nebraska	100
Pacific Life & Annuity Company	Arizona	100
Pacific Life Purchasing LLC	Delaware	100
Pacific Select Distributors, LLC	Delaware	100
Pacific Asset Holding LLC	Delaware	100
Pacific TriGuard Partners LLC	Delaware	100
Grayhawk Golf Holdings, LLC	Delaware	95
Grayhawk Golf L.L.C.	Arizona	100
Las Vegas Golf I, LLC	Delaware	100
Angel Park Golf, LLC	Nevada	100
PL/KBS Fund Member, LLC	Delaware	100
Wildflower Member, LLC	Delaware	100
Epoch-Wildflower, LLC	Florida	99
PL Regatta Member, LLC	Delaware	100
Regatta Apartments Investors, LLC	Delaware	90
PL Vintage Park Member, LLC	Delaware	100
Vintage Park Apartments GP, LLC	Delaware	90
PL Broadstone Avena Member, LLC	Delaware	100
Broadstone Avena Investors, LLC	Delaware	90
GW Member LLC	Delaware	100
GW Apartments LLC	Delaware	90
PL Sierra Member, LLC	Delaware	100
Sierra at Fall Creek Apartments Investors, LLC	Delaware	90
PL TOR Member LLC	Delaware	100
2803 Riverside Apartment Investors, LLC	Delaware	90
PL Denver Member, LLC	Delaware	100
1776 Curtis, LLC	Delaware	70
PL Timberlake Member, LLC	Delaware	100
80 South Gibson Road Apartment Investors, LLC	Delaware	90
PL Van Buren Member, LLC	Delaware	100
1035 Van Buren Holdings, L.L.C.	Delaware	43
PL Lakemont Member, LLC	Delaware	100
Overlook at Lakemont Venture LLC	Delaware	88
PL Teravista Member, LLC	Delaware	100
401 Teravista Apartment Investors, LLC	Delaware	90
700 Main Street LLC	Delaware	100
PL Brier Creek Member, LLC	Delaware	100
Brier Creek Investors JV LLC	Delaware	90
PL One Jefferson Member, LLC	Delaware	100
One Jefferson Venture LLC	Delaware	90
PL Savannah Member, LLC	Delaware	100
Savannah at Park Place Apartments LLC	Delaware	90
PL Redland Member, LLC	Delaware	100
Redland Road Apartment Investors, LLC	Delaware	90
PL Spectrum Member, LLC	Delaware	100
9242 West Russell Road Apartment Investors, LLC	Delaware	90
PL Mortgage Fund, LLC	Delaware	100
PL Andate Member, LLC	Delaware	100
Andante Venture LLC	Delaware	90
PL Beardslee Member, LLC	Delaware	100
Village at Beardslee Investor, LLC	Delaware	90
PL Monterone Member, LLC	Delaware	100
Monterone Apartment Investor, LLC	Delaware	90

PL Reno Member, LLC	Delaware	100
NPLC BV Manager LLC	Delaware	81
PL Wabash Member, LLC	Delaware	100
THC 1333 S. Wabash LLC	Delaware	90
PL Alara Member, LLC	Delaware	100
Greenwood Village Apartment Investors, LLC	Delaware	90
PL Kierland Member, LLC	Delaware	100
T&L Apartment Investor, LLC	Delaware	90
PL Wardman Member, LLC	Delaware	100
Wardman Hotel Owner, L.L.C.	Delaware	66.6668
PL Peoria Member, LLC	Delaware	100
205 Peoria Street Owner, LLC	Delaware	90
PL Elk Meadows Member, LLC	Delaware	100
Elk Meadows JV LLC	Delaware	60
PL Stonebriar Member, LLC	Delaware	100
Stonebriar Apartment Investor, LLC	Delaware	90
PL Deer Run Member, LLC	Delaware	100
Deer Run JV LLC	Delaware	60
PL Tessera Member, LLC	Delaware	100
Tessera Venture LLC	Delaware	90
PL Vantage Member, LLC	Delaware	100
Vantage Post Oak Apartments, LLC	Delaware	90
PL Fairfax Gateway Member, LLC	Delaware	100
Fairfield Fairfax Gateway LLC	Delaware	90
PL 922 Washington Owner, LLC	Delaware	100
PL Hana Place Member, LLC	Delaware	100
Hana Place JV LLC	Delaware	60
PL LasCo Owner, LLC	Delaware	100
PL Wilshire Member, LLC	Delaware	100
Wilshire Apartment Investors, LLC	Delaware	90
PL Cedarwest Member, LLC	Delaware	100
Cedarwest JV LLC	Delaware	60
PL Tupelo Member, LLC	Delaware	100
Tupelo Alley Apartment Investors, LLC	Delaware	90
PL Aster Member, LLC	Dealware	100
Alston Manor Investors JV LLC	Delaware	90
PL Anthology Member, LLC	Delaware	100
Anthology Venture LLC	Delaware	100
PL Trelago Member, LLC	Delaware	100
Trelago Way Investors JV LLC	Delaware	100
PL 803 Division Street Member, LLC	Delaware	100
Nashville Gulch Venture LLC	Delaware	100
PL Little Italy Member, LLC	Delaware	100
Little Italy Apartments LLC	Delaware	50
PL Gramax Member, LLC #	Delaware	100
Confederation Life Insurance and Annuity Company	Georgia	100
Pacific Global Asset Management LLC (Formerly known as Pacific Asset Advisors LLC)	Delaware	100
Cadence Capital Management LLC	Delaware	100
Cadence Global Equity GP LLC#	Delaware	100
Pacific Asset Management LLC	Delaware	100
PAM Bank Loan GP LLC#	Delaware	100
PAM CLO Opportunities GP LLC#	Delaware	100
Pacific Global Advisors LLC	Delaware	100

Pacific Private Fund Advisors LLC	Delaware	100
Pacific Absolute Return Strategies GP LLC #	Delaware	100
Pacific Co-Invest Credit I GP LLC #	Delaware	100
Pacific Co-Invest Opportunities I GP LLC #	Delaware	100
Pacific Multi-Strategy GP LLC #	Delaware	100
Pacific Private Credit II GP LLC #	Delaware	100
Pacific Private Credit III GP LLC #	Delaware	100
Pacific Private Credit IV GP LLC #	Delaware	100
Pacific Private Equity I GP LLC #	Delaware	100
Pacific Private Equity Opportunities II GP LLC #	Delaware	100
Pacific Private Equity Opportunities III GP LLC #	Delaware	100
Pacific Private Feeder III GP, LLC #	Delaware	100
Pacific Private Equity Opportunities IV GP LLC #	Delaware	100
PPFA Credit Opportunities I GP LLC #	Delaware	100
Pacific Life Fund Advisors LLC	Delaware	100
Pacific Life Trade Receivable GP LLC # (Formerly known as PAM Trade Receivable GP LLC)	Delaware	100
Pacific Alliance Reinsurance Company of Vermont	Vermont	100
Pacific Services Canada Limited	Canada	100
Pacific Life Reinsurance Company II Limited	Barbados	100
Pacific Baleine Reinsurance Company	Vermont	100
Pacific Private Equity Incentive Allocation LLC	Delaware	100
Swell Investing Holding LLC	Delaware	100
Swell Investing LLC	Delaware	100
Pacific Life Aviation Holdings LLC	Delaware	100
Aviation Capital Group Holdings, Inc.	Delaware	100
Pacific Life & Annuity Services, Inc.	Colorado	100
Bella Sera Holdings, LLC	Delaware	100
Pacific Life Re Holdings LLC	Delaware	100
Pacific Life Re Global Limited (Formerly known as Pacific Life Reinsurance (Barbados) Ltd.)	Bermuda	100
Pacific Life Re International Limited	Bermuda	100
Pacific Life Re (Australia) Pty Limited	Australia	100
Pacific Life Holdings Bermuda Limited	Bermuda	100
Pacific Life Services Bermuda Limited	Bermuda	100
Pacific Life Re Holdings Limited	England	100
Pacific Life Re Services Limited	England	100
Pacific Life Re Limited	England	100
UnderwriteMe Limited	England	100
UnderwriteMe Technology Solutions Limited	England	100
UnderwriteMe Australia Pty Limited	Australia	100
Pacific Annuity Reinsurance Company	Arizona	100

___________________________________

# = Abbreviated structure

Item 29. Indemnification

(a) The Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company (collectively referred to as “Pacific Life”) and Pacific Select Distributors, LLC (PSD) provides substantially as follows:

Pacific Life shall indemnify and hold harmless PSD and PSD’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages, and liabilities incurred as the direct or indirect result of: (i) negligent, dishonest, fraudulent, unlawful, or criminal acts, statements, or omissions by Pacific Life or its employees, agents, officers, or directors; (ii) Pacific Life’s breach of this Agreement; (iii) Pacific Life’s failure to comply with any statute, rule, or regulation; (iv) a claim or dispute between Pacific Life and a Broker/Dealer (including its Representatives) and/or a Contract owner. Pacific Life shall not be required to indemnify or hold harmless PSD for expenses, losses, claims, damages, or liabilities that result from PSD’s misfeasance, bad faith, negligence, willful misconduct or wrongful act.

PSD shall indemnify and hold harmless Pacific Life and Pacific Life’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages and liabilities incurred as the direct or indirect result of: (i) PSD’s breach of this Agreement; and/or (ii) PSD’s failure to comply with any statute, rule, or regulation. PSD shall not be required to indemnify or hold harmless Pacific Life for expenses, losses, claims, damages, or liabilities that have resulted from Pacific Life’s willful misfeasance, bad faith, negligence, willful misconduct or wrongful act.

(b) The Form of Selling Agreement between Pacific Life, Pacific Select Distributors, LLC (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker- Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a)

PSD also acts as principal underwriter for Pacific Life Insurance Company, on its own behalf and on behalf of its Separate Account I, Separate Account A, Separate Account B, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Pacific Select Exec Separate Account, Pacific COLI Separate Account, Pacific COLI Separate Account II, Pacific COLI Separate Account III, Pacific COLI Separate Account IV, Pacific COLI Separate Account V, Pacific COLI Separate Account VI, Pacific COLI Separate Account X, Pacific COLI Separate Account XI, Pacific Select Separate Account, and Pacific Life & Annuity Company, on its own behalf and on behalf of its Separate Account A, Pacific Select Exec Separate Account, and Separate Account I.

(b)	For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.
(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 31. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 32. Management Services

Not applicable

Item 33. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has that it has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned, duly authorized, in the City of Newport Beach, and State of California on the day of August 26, 2020.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
(Registrant)

By:	PACIFIC LIFE INSURANCE COMPANY

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

By:	PACIFIC LIFE INSURANCE COMPANY
(Depositor)

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

		Director, Chairman, Chief Executive Officer and President	August 26, 2020

James T. Morris*

		Director, Executive Vice President and Chief Operating Officer	August 26, 2020

Adrian S. Griggs*

		Director, Executive Vice President and Chief Financial Officer	August 26, 2020

Darryl D. Button*

		Director, Senior Vice President and General Counsel	August 26, 2020

Sharon A. Cheever*

		Vice President and Secretary	August 26, 2020

Jane M. Guon*

		Executive Vice President	August 26, 2020

Dawn M. Trautman*

		Senior Vice President and Chief Accounting Officer	August 26, 2020
Joshua D Scott*

		Vice President and Treasurer	August 26, 2020
Joseph W. Krum*

*By:	/s/ BRANDON J. CAGE		August 26, 2020

Brandon J. Cage
as attorney-in-fact

(Powers of Attorney are contained in this Registration Statement as Exhibit 18).